

2011 ANNUAL REPORT

growth through Innovation


Bristol-Myers Squibb

Yervoy patient and
flight paramedic Bobby Harsh

Bristol-Myers Squibb relies on innovation to discover, develop and deliver therapies to patients around the world – medicines that fight serious diseases and address significant unmet medical needs.

On the Cover:

Yervoy (ipilimumab) patient and flight paramedic **Bobby Harsh** first discovered a pimple on his face that wouldn't go away. It turned out to be malignant melanoma, the deadliest form of skin cancer. After 10 hours of facial reconstruction surgery and 90 stitches, the Maryland State Trooper's battle for survival was just beginning.

Even after an experimental vaccine and two rounds of an immunotherapy called interleukin-2, the cancer spread to his lungs. "Being told you have a cancer that could kill you was very difficult," he says more than two years later. "Once it metastasized, the odds were very slim I was going to live."

So Bobby, his wife and his three children decided to go on a long-planned camping trip to as many national parks as possible. When he returned, he got the last slot in a clinical trial for an investigational drug called ipilimumab at the Blumenthal Cancer Center in Charlotte, North Carolina, five hours from his suburban Baltimore home. Still, he stopped making future plans: "I was preparing for the likelihood that I wasn't going to be here in a year."

After just 12 weeks, his first scans showed major improvement. Today, still in the clinical trial and back to work, Bobby gets a checkup at Blumenthal every three months. Ipilimumab (now *Yervoy*) was approved for use in adults with unresectable or metastatic melanoma in the U.S. in March 2011 and cleared for marketing in Europe in July. It is the first immunotherapy to deliver a significant long-term survival benefit in metastatic melanoma in a Phase III study.

"You start looking at life differently," Bobby admits. "When I work a night shift, I get to watch the sunrise. Now that means something different; things you take for granted, you just don't anymore."

Yervoy is one of a number of innovations that have helped the company grow in 2011, offering great promise for patients. A Special Report on Growth through Innovation begins on page 5.



Lamberto Andreotti, Chief Executive Officer

TO OUR STOCKHOLDERS

Message from the Chief Executive Officer

We have just completed a very important year for Bristol-Myers Squibb.

Executing against our BioPharma strategy, we delivered positive results, while setting the stage for a solid future. We increased sales. We moved forward with business development. We made significant clinical advances. And we launched three new products.

In fact, last year marked a turning point for our company.

Having transformed our company over the preceding years, we were in a position to start delivering ... and that is exactly what we did. New products. New indications. New markets. New business opportunities. New clinical advances. New approaches to customers.

At the heart of our BioPharma strategy has been a firm commitment to innovation – one that not only drives our growth; it also defines our company. And in 2011, it helped deliver our success.

Our Strong Financial Performance

Last year, shareholder value remained a top priority. Indeed, our 39.5 percent shareholder return was one of the industry's best.

We grew our sales by 9 percent to over $21 billion. This was made possible by double-digit growth in several markets. It was also made possible by double-digit growth in some key products, namely, *Baraclude, Sprycel, Onglyza* and *Orencia*, as well as a strong start for *Yervoy*.

We maintained our strong financial health through disciplined financial allocation. This included another increase in our annual dividend, a continuation of our $3 billion share repurchase program and ending the year with over $11.6 billion in cash and marketable securities.

This, in turn, allowed us to pursue a tailored but determined business development initiative – one that is flexible in its approach and ranges from relatively simple technology agreements to outright company acquisitions. Known as String of Pearls, this initiative provided us with several exciting opportunities – all of which have added significantly to our long-term vision. From them, we acquired skilled people, great science and potential products. Our most recent transaction involved the purchase of Inhibitex, a clinical-stage biopharmaceutical company best known for its work to develop a treatment for hepatitis C and other serious infectious diseases.

"At the heart of our BioPharma strategy has been a firm commitment to innovation – one that not only drives our growth; it also defines our company."

Our Increasingly Diversified Portfolio

More than anything, 2011 will be remembered for our pipeline advances. Despite some recent setbacks, including having received a complete response letter for dapagliflozin, we had three new product approvals: *Yervoy* for metastatic melanoma, *Eliquis* for the prevention of venous thromboembolic events (VTE) and *Nulojix* for kidney transplant rejection.

Yervoy

Yervoy was a game-changer for patients. When it was launched last March, this innovative medicine for metastatic melanoma gave patients with this devastating unmet medical need something truly special: hope. For the first time in over a decade, they had a new treatment.

Indeed, prior to *Yervoy*, no single standard of care existed, and no therapy had demonstrated an overall survival benefit. And while its launch was followed by another new melanoma product on the market, *Yervoy*'s reach has continued to grow.

Eliquis

Similarly, we hope that *Eliquis* can become a game-changer for patients, too.

It was approved last year in Europe for VTE prevention in adult patients who have undergone elective hip or knee replacement surgery and was launched in a number of EU countries. More significantly, however, we announced last summer the results of a major Phase III clinical study that demonstrated *Eliquis*' superiority to warfarin with respect to both safety and efficacy for stroke prevention in patients with atrial fibrillation – a common heart arrhythmia that affects an estimated 10 million patients worldwide. This is a condition that greatly increases the risk of stroke, the third leading cause of death in the U.S.

This study was a triple win in that it demonstrated a significant reduction in the risk of stroke, major bleeding and mortality – making *Eliquis* the first potential anticoagulant to show a significant reduction in these three areas in patients with atrial fibrillation. This complements an earlier study that demonstrated that, for patients unsuitable for therapy such as warfarin, *Eliquis* was statistically superior to aspirin in reducing the risk of stroke without a significant increase in major bleeding, fatal bleeding or intracranial bleeding.

We are expecting regulatory decisions in the U.S. and Europe on the indication for stroke prevention in patients with atrial fibrillation in 2012.

Nulojix

And *Nulojix*, the third new product launched last year, is a breakthrough medicine for the prevention of organ rejection in adult patients receiving a kidney transplant. This first-in-class biologic immuno-suppressive therapy addresses a significant previously unmet medical need.

Nulojix was the first new mechanism to be approved for kidney transplants in more than a decade and now provides patients with a new therapeutic option – one that preserves the renal function of the transplanted kidney and one that also helps make long-term renal health more likely. Achieving sustained improvements in renal function has been a major challenge to overcome in the treatment of kidney transplant patients.

Our Valued Customers

To drive our BioPharma growth and to make sure that our medicines get to the patients who need them, we developed a completely new approach to customers.

Called *Customers@Center*, our novel, more holistic approach focuses on all aspects of the patient's journey and all of the customers and other stakeholders involved, including physicians, nurses, payers, hospitals and of course, patients. With a deeper understanding of this journey, we are now able to deliver a superior customer experience – one that increases the impact our products have on patient lives by speeding access and facilitating understanding of how to use the products.

Our Valued People

In 2011, we intensified our focus on the people at the center of our success: our employees.

They are the ones who conduct the research, lead the clinical trials and manufacture the medicines. They are the ones who work at our regulatory approvals and who market and promote our

Net Sales ($B)

$21.2

11

Diluted Earnings per Share ($)

(from continuing operations attributable to Bristol-Myers Squibb)

GAAP



$2.16
11

Non-GAAP



$2.28
11

For further detail on management's use of non-GAAP financial information and reconciliation to non-GAAP to GAAP EPS, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures" in the Financial Review and the "Quarterly Package of Financial Information" on the company's web site at www.bms.com

Dividends per Share ($)



$1.33
11

company and brands. They are the ones who support all of the others on legal, compliance, finance, human resource and communication matters. In other words, they are the ones who make it all happen.

For that reason, in 2011, we devoted a great deal of time and other resources to hire, train and develop our people. Through a series of employee-focused initiatives, we worked to strengthen our BioPharma culture by placing even greater emphasis on collaboration, innovation and excellence.

We also made some important additions to our leadership team. Specifically, we welcomed three new members – Giovanni Caforio, Lou Schmukler and Paul von Autenried – to our Senior Management Team.

Our Corporate Responsibility

And finally, in 2011, we built upon our strong tradition of corporate responsibility through a range of important activities to better our world and the people living in it.

Our Bristol-Myers Squibb Foundation philanthropic work continued in Africa (HIV/AIDS), Europe (cancer), Asia (hepatitis) and the U.S. (mental health and diabetes). We deepened our involvement with the United Nations Global Compact, a strategic policy initiative for businesses committed to a series of social and environmental principles. We pursued our internal "Go Green" environmental sustainability initiatives at company sites throughout the world. And when an earthquake and tsunami devastated parts of Japan, our Foundation and many of our employees from around the globe rose to the challenge by providing support to co-workers and others affected by the crisis.

Our Exciting Future

Without question, this is a very good moment in the life of Bristol-Myers Squibb. We see it in the numbers. We see it in the products. We see it in the engagement of our employees. We see it in the lives of the patients we serve. And I have every reason to believe that we can continue to see it – this year and in years to come.

To be sure, 2012 will pose challenges for us. Most notably, we will lose exclusivity for two of our biggest products – Plavix and Avapro – and we will face an increasingly uncertain global regulatory and economic environment.

But I am firmly confident in our future. With a robust pipeline ... a solid financial position ... a strong management team ... and a commitment to innovation that runs through every part of our organization ... our long-term growth potential and ability to deliver are real.

To that end, we will continue to seize opportunities and navigate challenges. We will continue to balance short-term results and long-term investments. We will continue striving to deliver success in everything we do.

This is what it means to be the benchmark BioPharma company – the benchmark for helping people prevail over serious diseases. The benchmark for innovation that matters.

Lamberto Andreotti
Chief Executive Officer
March 8, 2012



"Innovation is central to the cutting-edge work being done in our laboratories, the state-of-the-art operations at our manufacturing plants and our pioneering approach to commercialization and product promotion."

Message from the Chairman

I am very proud of all that our company has accomplished.

We read about it in the media. We hear about it from analysts. We see it in the lives of the patients we serve. Our company is driving results and delivering success.

Financially, we are in a solid position. Our products are generating strong revenue, while our productivity is achieving real savings. Our shareholder return has been one of the best in the industry.

Clinically, we have a late-stage pipeline that is robust and diversified – one that is a mix of both small molecules and biologics. Some were discovered internally. Some were sourced from external innovation. All have the potential to improve the standard of care for patients with high unmet medical need.

The key to this success has been our steadfast focus on innovation.

In fact, Bristol-Myers Squibb is a company rooted in innovation. It guides our work. It fuels our growth.

This is true throughout our entire organization. Innovation is central to the cutting-edge work being done in our laboratories, the state-of-the-art operations at our manufacturing plants and our pioneering approach to commercialization and product promotion.

In 2011, this focus on innovation paid off. It was one of our most successful years.

In 2012, we will certainly face our share of challenges. Most notably, we will have to work through the loss of exclusivity for two of our products, the volatility of foreign exchange rates and the impact of global economic uncertainty. I, however, remain confident in our ability to mitigate these challenges and to drive strong results.

We have a first-rate Board of Directors, which recently welcomed our newest member, Gerald L. Storch, Chairman and Chief Executive Officer, Toys"R"Us, Inc., and a dynamic Senior Management Team, led by CEO Lamberto Andreotti. We have an outstanding organization of dedicated professionals whose record of achievement is matched only by its potential. And we have a companywide commitment to growth through innovation.

Over the past few years, we have done much to transform our company into a BioPharma leader. We evolved our mission, strategy and overall approach. We developed a company culture better suited for our BioPharma future. We took the company in a new direction.

Last year, we demonstrated the success of this transformation. This year, we plan to demonstrate its sustainability.

As Chairman of the Board, I am very pleased with our recent success and very optimistic about our exciting future.

James M. Cornelius

James M. Cornelius
Chairman
March 8, 2012

growth through Innovation

Generating new ideas and thinking differently are at the heart of everything we do at Bristol-Myers Squibb. That goes for discovering and developing new drugs, expanding our markets and harnessing technologies, keeping customers – especially our patients – at the center of everything we do, and acting responsibly to improve health outcomes around the world. It is this innovative spirit that has expanded opportunities for our company and for the people we serve.



Paradigm Shifts in Treating Disease

Our focus on following the science, especially as it unfolds through clinical development, is leading to shifts in treatment paradigms. The result of these innovations often is new hope for patients.

Eliquis: Seeking to Reduce Stroke Risk

Patients suffering from atrial fibrillation (more than 5 million in the U.S. alone) are at increased risk for stroke. For decades, these patients have been prescribed warfarin, an effective oral anticoagulant, to prevent blood clots. But warfarin has challenges. "You have to dose very precisely for each patient. And there are unfavorable interactions with food and other medicines that, if not managed appropriately, can lead to serious bleeding complications," says Puneet Mohan, M.D., medical lead for *Eliquis* (apixaban), an investigational compound.

In developing a potential alternative, Bristol-Myers Squibb focused on a compound to reduce the risk of stroke, systemic embolism and death in patients with nonvalvular atrial fibrillation, potentially with a lower bleeding risk than warfarin and with no need for continuous monitoring.

"Others were focused on developing a once-a-day formulation, the thought being that it would be more convenient for patients," explains Jack Lawrence, M.D., *Eliquis* full development lead. "But when our early clinical data suggested that twice-daily administration was more likely to result in a more favorable trade-off between efficacy and bleeding, we followed the science and went against the grain. We believe it may make all the difference for this compound."

Eliquis has already been approved in Europe for preventing venous thromboembolic events (VTE) following elective hip and knee replacement surgeries and is under review in the U.S., the EU and Japan for patients with nonvalvular atrial fibrillation. "Major orthopedic surgery puts patients at high risk of developing VTEs, a painful condition that can lead to a pulmonary embolism, which may cause sudden death," says Michael Rud Lassen, M.D., of Glostrup Hospital in Copenhagen, lead investigator for the VTE prevention trials. The studies supporting the EU approval demonstrated that *Eliquis* was more effective than the current standard of care, enoxaparin, without increasing bleeding. It also had an added benefit of not having to be used until after surgery, allowing time for surgeons to stabilize the patient.

the potential to change how these **patients** are managed

A significant development for *Eliquis* was the communication of the results of *ARISTOTLE*, a Phase III study evaluating *Eliquis* for stroke prevention in atrial fibrillation. The data, presented at the European Society of Cardiology and published in the *New England Journal of Medicine,* showed *Eliquis* was superior to warfarin in reducing strokes, systemic embolism and mortality, as well as the incidence of major bleeding.

In the landmark *ARISTOTLE* trial, when compared to warfarin, apixaban reduced the risk of stroke and systemic embolism by 21 percent, the risk of major bleeding by 31 percent, and mortality by 11 percent. Lars Wallentin, M.D., Ph.D., of Sweden's Uppsala University, one of the trial's principal co-investigators, says, "When we saw the results for the first time, reducing complications like stroke, reducing mortality and seeing an improvement for the risk of bleeding, it was amazing."

Stuart Connolly, M.D., at Canada's McMaster University, was lead investigator on another large Phase III trial focused on reducing the risk of stroke in patients with atrial fibrillation. The *AVERROES* trial compared apixaban with aspirin in patients who were expected or demonstrated to be unsuitable for a vitamin K antagonist such as warfarin. "In the past, only about half of patients with atrial fibrillation at risk for stroke actually received warfarin," he says. "Those patients may receive aspirin instead. Apixaban showed a substantial reduction in stroke risk and no increased risk of major bleeding or intracranial hemorrhage when compared to aspirin in those patients."

Based on the results of *ARISTOTLE* and the previously reported *AVERROES* data, the company, with its alliance partner Pfizer, received priority review by the U.S. Food and Drug Administration (FDA) for *Eliquis* for reduction of stroke and systemic embolism in patients with nonvalvular atrial fibrillation.

"If *Eliquis* is approved for nonvalvular atrial fibrillation, we have the potential to change how these patients are

hopeful

Before his heart troubles surfaced, **Larry Narkiewicz**, 77, (pictured with son Robert) would spend his time helping his family, working at his son's construction business and playing nickel slot machines in casinos not far from his suburban Philadelphia home. Once, he even won $10,000. Then, in 2007, he discovered he had atrial fibrillation, an abnormal heart rhythm that puts patients at a higher risk of stroke. To help prevent dangerous blood clots, he was put on what was then the standard of care. "There was no consistency in the levels of the drug in my system," he says. His daughter, Rita Ann, says he was always "concerned, frustrated and upset." His cardiologist suggested that Larry enter a clinical trial studying a treatment alternative – apixaban, a potential new therapy to reduce the risk of strokes in patients with atrial fibrillation, now awaiting regulatory approval. Today, Larry's looking forward to being able to help his family again and maybe even hitting another jackpot.

managed and to deliver to physicians a product with demonstrated superior outcomes in risk reduction for stroke, systemic embolism and mortality, as well as reductions in major bleeding versus warfarin," says Lynn Stagon, *Eliquis* global commercial lead.

Yervoy: Improving Survival

In March 2011, *Yervoy* (ipilimumab) was approved in the U.S. for the treatment of melanoma that has spread or cannot be cured with surgery. It also became the first drug to demonstrate long-term survival for people with this most deadly form of skin cancer by supporting the body's own natural defense mechanisms to attack melanoma cells.

Says Ronald Peck, M.D., *Yervoy* full development lead, "We have known for years that the body's immune system could potentially be harnessed to treat patients with cancer. There is now no question that real benefit can be achieved with *Yervoy* for many patients with advanced melanoma. We are excited to be studying this approach more broadly." The company continues to invest in exploring new regimens, combinations and other possible uses, such as in earlier stages of melanoma and other tumors like prostate cancer and lung cancer.

How did science lead the way in its clinical development? Generally, the traditional way to determine the efficacy of a new cancer therapy has been to use classic chemotherapy guidelines. That includes, with chemotherapy agents that target tumor cells directly, determining if the tumor is progressing – or growing. That therapeutic effect usually comes early or not at all. But with *Yervoy*, an immuno-oncology agent that targets the immune system instead of the tumor itself, the result was different.


PARLOR

Yervoy (ipilimumab) patient **Bobby Harsh** (center), here with his wife, Donna, and three children (from left, Lindsey, Julie and Dan), enrolled in an ipilimumab clinical trial in August 2009. You can read his story on the inside front cover of this report.

Jon Richards, M.D., an oncologist in a Chicago suburb who treats only melanoma patients and participated in the clinical trials, explains: "In the past, we considered it a failure when we saw things growing. But with ipilimumab, when we saw that happening for many patients, the investigators and the company decided to wait and see, instead of pulling the plug on the trial. We readjusted our expectations and began to recognize that the drug was going to take some time to work, unlike standard chemotherapy. The initial response – a swelling – looked like growth or tumor progression. What they actually were witnessing was the immune system kicking in, doing battle with the tumor.

"With ipilimumab, for many patients, we saw things getting worse and then dramatically getting better. They had reached the tipping point when the immune system was suddenly empowered to recognize the melanoma," he continues. "I wasn't surprised by what I saw. 'Ecstatic' is the right word."

"Ultimately," says Jedd Wolchok, M.D., Ph.D., an oncologist also specializing in melanoma and a clinical investigator at Memorial Sloan-Kettering Cancer Center, "ipilimumab has validated the entire notion of using immune checkpoint manipulation to treat cancer. We treat the patient, and the patient's immune system sculpts itself to form a very specific immune reaction to the tumors. The result has been unprecedented improvement in survival for many patients with metastatic melanoma. That in itself is a landmark."

Nulojix: Focusing on Transplant Outcomes

Nulojix (belatacept) received approval in June 2011 in the U.S. and Europe to prevent organ rejection in adults who have received a kidney transplant when used in combination with corticosteroids and certain other medicines. *Nulojix* represents a first-in-class biologic that works by blocking certain signals in the body's own immune system that can lead to rejection of the kidney transplant.

"It represents the first T-cell co-stimulation blocker to maintain immunosuppression after a kidney transplant," says Mary Beth Harler, M.D., *Nulojix* full development lead. "More than 15 years in development, our scientists used rational drug design to engineer a molecule that would inhibit two different sites on the antigen-presenting cells that activate the immune system's T-cells to attack a transplanted organ."

Using rational drug design in biologics to create a co-stimulation blocker was in itself an innovation. Bristol-Myers Squibb scientists also allowed science to lead the way in its clinical trial design to provide evidence of belatacept's efficacy and to address significant unmet medical needs in renal organ transplantation.

Traditionally, the prevention of acute rejection, an immune response to the implanted organ leading to graft dysfunction or failure, has been viewed as a measure of a transplant drug's success. More than 90 percent of kidney transplant patients receiving cyclosporine, a well-established therapy, have a functional graft one year after transplantation. But patients on cyclosporine may experience declining kidney function, diabetes and high blood pressure. It was clear to Bristol-Myers Squibb that a significant unmet medical need remained. Some measures of success of kidney transplantation, in the eyes of patients and physicians, would be improved graft function and patient and graft survival.

A Phase III clinical program consisted of two large three-year trials evaluating *Nulojix* head-to-head against cyclosporine, each in combination with certain other medications and together enrolling more than 1,200 patients. Significantly, Bristol-Myers Squibb researchers decided to measure renal function and use it as an important endpoint in these trials to compare the two therapies. In both studies, overall efficacy was comparable between

significant unmet medical needs in **renal organ** transplantation

Nulojix and cyclosporine. Yet *Nulojix* demonstrated superior renal function at one year, which was sustained through three years, compared to cyclosporine. In addition, at one year, a lower incidence of new onset diabetes and lower blood pressure were observed. The lower blood pressure persisted through three years of follow-up in patients treated with *Nulojix* compared with patients treated with cyclosporine.

Patients treated with *Nulojix* are at increased risk of two potentially fatal diseases – post-transplant lymphoproliferative disorder (PTLD), predominantly in the central nervous system, and progressive multifocal leukoencephalopathy. *Nulojix* also should not be used in patients if they have never been exposed to Epstein-Barr Virus because they are at higher risk for PTLD. The company has collaborated with the FDA to develop a risk mitigation strategy to inform physicians and patients of the serious risks associated with *Nulojix* and to ensure that physicians carefully weigh benefits versus risks for individual patients. The company also has established a patient registry to further evaluate the safety profile.

"Not only was the discovery and development of the molecule that would ultimately become *Nulojix* innovative, but so was a clinical trial program that sought to elucidate the importance of renal function in these transplant patients," Harler adds. "As a result, *Nulojix* offers physicians and patients a first-in-class molecule with a selective and targeted approach to maintenance of immunosuppression."

Onglyza: Further Exploring Safety and Benefit

While the U.S. Food and Drug Administration has mandated that all companies conduct post-approval studies on all new diabetes medicines to ensure they do not pose an unacceptable cardiovascular risk, Bristol-Myers Squibb and partner AstraZeneca are going a step further. In the SAVOR-TIMI 53 clinical trial, 16,500 patients will be studied to also test whether *Onglyza* (saxagliptin) may prevent cardiovascular events like heart attack or stroke. "No type 2 diabetes drug has yet been shown to clearly impact the rate of cardiovascular events," says Deepak L. Bhatt, M.D., M.P.H., a principal investigator and associate professor of medicine at Harvard Medical School. "However, we know *Onglyza* improves the ability of the tissue lining blood vessels to recover from injury, which may translate into cardiovascular benefit," notes Itamar Raz, M.D., a principal investigator who heads the diabetes unit at Hadassah University Hospital in Jerusalem.

A Pipeline of Possibilities

Bristol-Myers Squibb's pipeline of potential new therapies is rich with innovative possibilities. Here are a few examples in cancer, hepatitis C and immunotherapies.

New Possibilities for Dasatinib

By looking closely at the emerging science, Bristol-Myers Squibb is exploring additional uses for approved medicines such as *Sprycel* (dasatinib), a Bristol-Myers Squibb drug currently approved for chronic myeloid leukemia. For example, two patients with advanced lung cancer and a very poor prognosis who were enrolled in separate small investigator-initiated trials where they received dasatinib did much better than others in those trials, who succumbed to their disease. One stayed on dasatinib for 14 months; her tumor was found to have a specific mutation. The other, who received treatment with dasatinib alone, is still alive without disease four years later. By comparison, the median survival for someone with advanced lung cancer is just 8-10 months. While still very early in determining whether these results would occur in other patients, it is a path the company has decided is worth pursuing.

What was different about these patients? One possible answer was that their lung cancers had specific uncommon genetic mutations, making them particularly susceptible to dasatinib. "Two different mutations were identified in retrospect because of our focus on why a small proportion of patients with advanced cancer showed sensitivity to dasatinib," says Lewis Strauss, M.D., group director, Global Clinical Research, Oncology. "The key innovation was in being prepared to respond to the information that such patients provide."

As in other cancers and leukemias, it is necessary to identify among lung cancer patients those subpopulations who can truly benefit from individual targeted therapies. Patient tumors are screened for genetic mutations, with therapies selected based on the molecular abnormalities observed.

potential new therapies rich with **innovative** possibilities

Now, Bristol-Myers Squibb is developing a multicenter Phase II study, enrolling patients with these specific gene mutations to determine whether dasatinib actually has a strong beneficial effect in lung cancer. "Dasatinib may play a role because the mutation might force the tumor to use a pathway sensitive to dasatinib," says Jonathan Leith, Ph.D., *Sprycel* full development lead. "Or the mutation may cause hyperactivation of a signal on which the tumor depends, which is also sensitive to dasatinib treatment. Ultimately, we are following a few unique clinical observations that may lead us to discoveries that benefit other patients."

A Growing Hepatitis C Pipeline

Hepatitis C virus (HCV) affects 170 million people worldwide, killing more than 350,000 each year, usually from complications affecting the liver including cirrhosis and liver cancer. Until recently, treatments worked only in some patients and were frequently associated with significant side effects. But now, treatments in development offer the potential to deliver what could be considered cures in many more people, with reduced side effects and a more limited duration of treatment.

Bristol-Myers Squibb has been developing a significant pipeline of potential HCV treatments. "We're moving to shorten therapy, improve efficacy and safety rates, and create more oral regimens," notes Steven Schnittman, M.D., HCV antivirals full development lead.

Most recently, in February 2012, the company completed its acquisition of Inhibitex, an infectious disease therapeutics company whose pipeline of potential therapies for bacterial and viral infections includes INX-189, a promising new investigational nucleotide polymerase inhibitor (NS5B) for HCV treatment currently in Phase II trials. "This nucleotide molecule is pan-genotypic and therefore may have an effect against a variety of HCV strains," Schnittman adds. "And it has demonstrated a high resistance barrier against HCV, together with very early, but promising, anti-HCV activity." Company scientists believe that it may be able to work in concert with the antiviral daclatasvir, Bristol-Myers Squibb's first-in-class NS5A inhibitor, to rapidly suppress HCV viral replication, and thus potentially leading to cure.

Both daclatasvir and another antiviral developed by Bristol-Myers Squibb, asunaprevir (an NS3 protease inhibitor), have shown promise in Phase II studies and are now moving into larger

Phase III trials. In one trial combining the two antivirals, more than four-fifths of those treated maintained a response 24 weeks post-treatment, which is considered a viral cure. In another Phase II trial, the two compounds were administered with pegylated-interferon alfa-2a and ribavirin, achieving a viral cure in 90 percent of patients. The company also found a high cure rate using daclatasvir and asunaprevir in treating patients with HCV genotype 1B, a specific type of the virus prevalent in Japan and elsewhere in Asia. In addition, Bristol-Myers Squibb has separate collaborations under way with Gilead and Tibotec to determine the effects on patients who are given a combination of their experimental treatments with the company's own investigational therapies.

In addition, Bristol-Myers Squibb is developing interferon lambda, a potential new class of interferons discovered at ZymoGenetics, a company it since acquired. Interferon lambda seems to work differently than the currently available interferon alfa by focusing more precisely on the liver. That specificity has the potential to reduce the significant side effects associated with current interferons. The company is exploring the use of interferon lambda both in certain populations suffering from HCV as well as in patients infected with hepatitis B virus.

Immuno-Oncology

Bristol-Myers Squibb researchers have been at the forefront in harnessing our immune systems to fight cancer. By augmenting immune responses, *Yervoy* (ipilimumab) became the world's first immuno-oncology therapy shown to prolong survival in patients with metastatic melanoma, as demonstrated in a Phase III study.

"Immuno-oncology is a very important area for us," says Nils Lonberg, Ph.D., senior vice president, Biologics Discovery California. "We have just begun enrolling patients in a Phase III program of elotuzumab, an investigational monoclonal antibody being developed for the treatment of patients with multiple myeloma. Also advancing in our immuno-oncology pipeline is an anti-PD1 antibody, currently preparing for Phase III trials with potential use in a variety of cancers, including lung and renal cell cancers as well as melanoma."


exploring

As a rheumatologist, **Jan Hillson, M.D.**, has treated many patients with systemic lupus erythematosus, a devastating disease that affects – in the U.S. alone – about 350,000 people, often young women. Now, as medical director for clinical research at Bristol-Myers Squibb's ZymoGenetics facility in Seattle, she's found new possibilities for *Orencia* (abatacept), the company's biologic therapy for rheumatoid arthritis, in potentially treating the damage that lupus causes to the kidneys and frequently leads to renal failure, a condition called lupus nephritis.

The plan is to conduct a Phase III clinical trial to see if *Orencia*, by interfering with early events in autoimmunity, can improve the health of kidneys affected by lupus and also reduce the need for patients to use undesirable corticosteroid treatments. "In addition to understanding the value of *Orencia*," Hillson says, "we will gain a great deal of scientific knowledge. Ultimately, knowledge always benefits patients."

Immunosciences

Some immunotherapies, like *Orencia* (abatacept) and *Nulojix* (belatacept), work by modulating or blocking the body's own immune responses. *Orencia* was Bristol-Myers Squibb's first immunotherapy, approved in 2005 for treating moderate to severe rheumatoid arthritis (RA). It works by suppressing a part of the immune system and modifying the process of inflammation caused by an autoimmune response where inflammation and damage to the joints result from overactivity in the immune system. By binding to the surface of antigen-presenting cells and blocking them from binding to other immune cells, *Orencia* helps modulate the inflammatory responses.

The company continues to seek new approaches to expand treatment options. In July 2011, a self-injectable subcutaneous (SC) formulation was cleared for marketing in the U.S., allowing patients to self-treat at home rather than being treated at an infusion center. About 60 percent of those being treated for RA with biologics in the U.S. use subcutaneous formulations. "While there are a number of treatments for RA currently available," says Elyse Stock, M.D., *Orencia* full development lead, "*Orencia* is the first and only biologic to provide a choice of administration options to patients and physicians with both subcutaneous and intravenous administrations."

Abatacept also is being studied for additional uses. For example, says Allison Luo, M.D., executive director, Immunosciences, Global Clinical Research, "The decision to pursue abatacept's development for lupus nephritis, a challenging disease with significant unmet medical need, is an excellent example of the embodiment of the BioPharma spirit."

In mid-stage development are new immunotherapies like anti-IL-6 and anti-IP10 antibody for such immune disorders as rheumatoid arthritis and inflammatory bowel disease. "In some cases we have an opportunity to increase efficacy or enhance the therapeutic index," notes Pushkal Garg, M.D., vice president, Immunosciences, Global Clinical Research.

collaborate



Jun Zhang, a researcher at Bristol-Myers Squibb's Biologics Discovery California facility

String of Pearls: An Update

The company enriches its innovative pipeline with assets from other companies through its String of Pearls strategy. Since 2007, Bristol-Myers Squibb has completed 18 strategic alliances, partnerships and acquisitions, including acquiring Inhibitex in February 2012, building on a commitment to develop regimens for the treatment of hepatitis C virus. More than 40 percent of Bristol-Myers Squibb's pipeline assets and 50 percent of its revenue result from medicines linked to strategic partnerships. In 2011, *Yervoy* became the first product from the String of Pearls strategy to receive regulatory approval. Also in 2011, the company moved into fibrotic diseases by acquiring Amira Pharmaceuticals. And it announced several clinical collaborations to explore potential combination treatments in hepatitis C with Gilead and Tibotec, and in melanoma with Roche. Finally, Bristol-Myers Squibb has launched Project Oyster, where it seeds companies in key markets with promising investigational medicines from its early pipeline. Partners run and fund development, working closely with Bristol-Myers Squibb, to produce high-quality data that may be used to further develop and commercialize these medicines worldwide, potentially transforming them into future Pearls. Three such agreements have been signed.

BRISTOL-MYERS SQUIBB R&D PIPELINE



Exploratory Development

Oncology
- EGFR/IGFR Tandem *Adnectin*
- Pegdinetanib (VEGF R-2 *Adnectin*)
- Anti-CD70 ADC
- JAK2 Inhibitor
- IGF-1R Antagonist
- SMO Antagonist
- IL-21
- Anti-KIR
- Urelumab (Anti-CD137)
- Notch Inhibitors
- Anti-PD1
- Anti-CXCR4
- Anti-LAG3

Metabolics
- PEG-FGF21
- 11βHSD Inhibitors
- TGR5 Agonist
- FGF21-PKE *Adnectin*
- GPR119 Agonists

Immunoscience
- CCR1 Antagonists
- Anti-IP10
- Anti-CD28
- Anti-IL-6
- IL-23 *Adnectin*
- Anti-IL31
- Anti-CD40L
- LPA1 Antagonist

Cardiovascular
- LXR Modulators
- PCSK9 *Adnectin*
- CCR2/5 Antagonists
- IKACh Inhibitors
- IKur Antagonists

Neuroscience
- α-7 Nicotinic Agonist
- Aβ Modulator
- Triple Reuptake Inhibitors
- Microtubule Stabilizer
- Avagacestat (Gamma Secretase Inhibitor)
- GABA/Nicotinic Modulator
- CGRP Antagonist

Virology
- Peginterferon lambda-1a
- Asunaprevir (NS3 Inhibitor)
- NS5B Inhibitor
- HIV Attachment Inhibitor
- Anti-PD-L1
- NRT Inhibitor
- HIV Maturation Inhibitor
- NS5B Primer Grip Inhibitor
- NS5A Second Generation
- NS5B Site 1 Inhibitor

Full Development

- Brivanib
- Elotuzumab
- Necitumumab
- Dapagliflozin
- Daclatasvir (NS5A Inhibitor)

Compounds in **Exploratory Development** are in preclinical or early clinical development. **Full Development** compounds are investigational drugs that are in later-stage clinical development or have been submitted to regulatory agencies for approval.

The **Ongoing Development for Approved Medicines** table includes compounds that have been approved in at least one major market and are in development for additional indications or formulations that may benefit patients.

Ongoing Development for Approved Medicines

Product	Approved For	Ongoing Development*	
Yervoy (ipilimumab)	• Metastatic melanoma	• Adjuvant melanoma • Prostate cancer (post-hormonal therapy) • Prostate cancer (post-chemotherapy)	• Non-small cell lung cancer • Small cell lung cancer • Melanoma brain metastases
Sprycel (dasatinib)	• Refractory chronic myeloid leukemia • First-line chronic myeloid leukemia	• Prostate cancer • Breast cancer • Glioblastoma	• Pancreatic cancer • Pediatric chronic myeloid leukemia
Erbitux (cetuximab)	• Metastatic colorectal cancer • Locally advanced head and neck cancer • Metastatic head and neck cancer after platinum-based therapy • First-line metastatic head and neck cancer	• First-line colorectal cancer • First-line non-small cell lung cancer • Second-line non-small cell lung cancer	• Gastric cancer
Ixempra (ixabepilone)	• Metastatic breast cancer	• Endometrial cancer	
Onglyza (saxagliptin)	• Type 2 diabetes • *Kombiglyze* XR (once-daily fixed-dose combination with metformin) for type 2 diabetes	• Cardiovascular outcomes • Pediatric type 2 diabetes	
Orencia (abatacept)	• Rheumatoid arthritis intravenous • Rheumatoid arthritis subcutaneous • Juvenile idiopathic arthritis	• Lupus nephritis	
Eliquis (apixaban)	• VTE prevention in orthopedic surgery (European Union)	• Stroke prevention in atrial fibrillation • Venous thromboembolism treatment • Venous thromboembolism prevention in orthopedic surgery (United States)	
Sustiva (efavirenz)	• HIV • Atripla (combination with Emtriva® and Viread®) for HIV	• Pediatric HIV	
Reyataz (atazanavir)	• HIV • Pediatric capsule HIV	• Pediatric powder formulation	
Baraclude (entecavir)	• Hepatitis B	• Pediatric hepatitis B	

* Includes Phase II or later registrational programs

Pipeline data as of December 31, 2011

Keeping the Customer at the Center

Innovative medicines require new approaches to help ensure that patients and health care providers get the support they need. With its* Customers@Center *initiative, Bristol-Myers Squibb is doing just that.

Orencia: One Patient at a Time

Rheumatoid arthritis (RA) is not only a debilitating disease, but also a challenge to treat. What may work for one patient may not for another. "Because it is an autoimmune disease, doctors generally don't know in advance which is the best drug for the patient, so they involve the patient in treatment selection," says Timothy Wainwright, U.S. commercial lead for *Orencia*, the company's treatment for moderate to severe RA. "Often, they provide some pamphlets, tell them to do some research and then invite them back to talk. We're coming to that information exchange with something more." The company's *One Patient at a Time* support program provides a personalized approach to patient needs. To date, about 8,000 patients have signed up.

RA patients who register are assigned their own care counselors to link them to many types of support. "We provide personalized information to patients, help them navigate reimbursement issues and help with other questions they may have about *Orencia*, especially during the first six months after they sign up," Wainwright explains.

Claudia Castillo is an *Orencia* Care Counselor, one of more than a dozen available to help. "My job is to provide the 'human touch' to answer patient


courage
23

Two years ago, **Merwyn Gonsalves**, 23, was a guest services assistant at a large hotel in Mumbai, India, when he was diagnosed with chronic myeloid leukemia (CML), a serious blood cancer. "I was scared," he admits. Within a year, after Merwyn became resistant to his treatment, his oncologist turned to *Sprycel*.

But lacking medical insurance, Merwyn also faced a financial challenge: "Bristol-Myers Squibb India's *OASIS* patient assistance program revived my hope, courage and strength to fight the disease." *OASIS* assisted him in accessing his medication and educated him on how to live with CML. "Today I am living my life with CML," he says. "I know I will still have challenges, but I have also learned that when one door closes, another opens."

Expanding Access

In the U.S., the company continues to expand its patient assistance programs for those without the ability to pay. In 2011, an estimated 252,000 patients received, without charge, company products representing an estimated wholesale value of $583 million. New programs also were launched for *Kombiglyze* XR, *Nulojix* and *Yervoy,* and income limitations were expanded for those qualifying for assistance for oncology or virology products.



Bristol-Myers Squibb
ORENCIA
(abatacept)
Injection
125 mg/mL
Single-Dose Prefilled Syringe
onglyza
kombiglyze XR
SPRYCEL
(dasatinib)
Rx only
YERVOY
(ipilimumab)
Injection
200 mg/40 mL
Baraclude

Outside the U.S., along with a wide range of patient assistance programs, the company is exploring other innovative opportunities to expand access to its therapies. In the U.K., for example, the company is working with a National Health Service-affiliated physician group in Newcastle that is facing financial challenges due to recurring unplanned admissions resulting from poor diabetes care and disease progression. By analyzing root causes, it is hoping to determine if company therapies and other approaches can improve disease management while also addressing financial concerns. Similar payer partnerships are being studied in France and Italy.

questions or to direct them to the appropriate patient support source. At first, it may be about financial support. Then, they may have a question about the drug itself. In that case, I transfer the patient to a nurse on call." Toll-free numbers are open 24/7. "Late last winter I had a call from a patient who just started crying. Her insurance had changed. She said she would have to stop taking *Orencia* if she couldn't afford it. I told her there might be other options, and together we worked through the options and were able to help."

Yervoy: Triggering Support

The moment an oncologist orders a vial of *Yervoy*, a cascade of events is triggered to help support that oncologist and their melanoma patient. "It's not just about sales representatives calling on a doctor, but also about making sure that certain field medical and field access teams are in place to support the *Yervoy* treatment, each in their own way and within a specific time frame," says Victoria Carey, *Yervoy* U.S. commercial lead. "We had to take some responsibility for anyone who touches the patient, whether it's the person who infuses the drug, or the person who answers the phone to triage any side effects."

Because *Yervoy* presented an entirely new approach to melanoma treatment, education has been especially critical. "We had to make sure that the physicians and their nurses not only understood the significant long-term survival benefit with *Yervoy* but also how to effectively manage any side effects in the most appropriate manner. The opportunity to have more patients live longer makes it all worth it," Carey adds. As *Yervoy* is being introduced in Europe, many of these innovative approaches for patients and their entire unit of care are being adapted there.

a personalized approach to **patient** needs

Sprycel: For a Chronic Disease

Unlike many cancer therapies, *Sprycel*, for chronic myeloid leukemia (CML), represents a treatment for a chronic disease. So the need increases for comprehensive patient support. My *Sprycel* Support is designed to fill that need. "Being able to offer support during the course of their treatment is great for patients," says Lisa Vaz, *Sprycel* U.S. product manager. "Our program offers educational, emotional and financial support. That includes dealing with issues like side effects and adherence to therapy."

Once patients register online, they receive a support kit the next day that includes a pillbox, educational materials about both CML and the need for adherence to therapy, and information about a copay program for eligible patients. They also get access to a team of nurses available 24/7 as care counselors. About 900 patients had signed up by the end of 2011. Similar *Sprycel* patient support programs are being introduced in many countries.

Importantly, the program also offers an online platform for CML patients to share their stories and build a community of support. "Most CML patients have never met another CML patient," Vaz says. "Many feel isolated and alone. Showing them patients like themselves is comforting, helping build confidence and a community around these patients. It offers them hope that they can live with this disease." ■

Delivering Value in a Global Environment

As the global health care landscape evolves, Bristol-Myers Squibb is looking at new ways to bring innovation to growing markets where our medicines can have a significant impact on the lives of patients.

The company's China strategy aims to have its local business grow at a faster rate than it has in developed markets such as the U.S. and EU. Plans are to launch at least five new products in the next five years. "We're depending on three strategic pillars," says Jean-Christophe Pointeau, president, China, "an innovative portfolio, the right disease focus and strategic partnerships." The company expects to introduce new entries for diabetes, cardiovascular disease, hepatitis and oncology. It already has a significant diabetes presence through Glucophage, its leading metformin product. *Onglyza* was launched in September 2011, and the company hopes to introduce additional diabetes products, including *Kombiglyze* XR and dapagliflozin. A robust hepatitis C pipeline in development expects to build on the impact of *Baraclude* for hepatitis B, with more than 300,000 patients in China treated since its launch. *Sprycel* is expected to launch in 2012 as a regulatory pathway for *Yervoy* is being explored.

Brazil represents another significant opportunity. Says Steve Merrick, the country general manager, "Brazil is the seventh largest BioPharma market in the world and is growing quickly. Even though we had already introduced high-tech medicines like *Orencia, Sprycel, Onglyza, Baraclude* and our HIV portfolio, we were not fully capturing an opportunity to contribute much more." The Brazil 2015 strategy aims to bring five new products to Brazil – *Eliquis*, dapagliflozin, *Nulojix, Yervoy* and *Kombiglyze* XR – potentially doubling sales by 2015 and doubling again by 2020. "We have dramatically increased our investment in marketing, medical activities, infrastructure and

confident

Zhang Haifu, 65, is a retired factory manager who lives with his family in Shanghai. About 10 years ago, he started feeling thirsty all the time and began losing weight. His diagnosis: type 2 diabetes, a growing problem in China, where diabetes affects more than 92 million people. "At first, fear caught me," he says. His doctor suggested he pay more attention to his diet, including his sugar and fat intake, and exercise more. He also prescribed metformin.

Zhang did his best. "I changed my lifestyle," he says. But it wasn't sufficient. In late 2011, his doctor added *Onglyza*, which had just been introduced in China.

Today, he reports, "Diabetes is a serious disease with many complications. But now I know that I can manage the disease well. My family is the biggest happiness in my life, and I want to take care of myself for my family."

in our people over the last two years and believe that the 45 percent growth in key product sales in 2011 shows this investment is already paying off," says Merrick.

Established just six years ago, Bristol-Myers Squibb India has introduced *Sprycel, Onglyza, Baraclude, Ixempra* and *Perfalgan*, an injectable analgesic. According to General Manager Pheroze Khan, plans are to launch *Kombiglyze* XR, *Nulojix, Eliquis* and dapagliflozin in the next two years, and to double in size by 2013. Today, *Onglyza* is the company's biggest growth driver, contributing to overall growth of 30 percent in 2011. Patient support remains critical. For instance, its innovative Path2Care program provides information for patients to help better manage their type 2 diabetes, while the *OASIS* patient assistance program supports *Baraclude* and *Sprycel* patients. "What also sets us apart," says Khan, "are the important efforts by the Bristol-Myers Squibb Foundation to heighten awareness around hepatitis B in India and Bristol-Myers Squibb's R&D partnership with Biocon, a leading Indian biopharmaceutical company. Both are helping build our reputation here."

Along with its focus on emerging markets, Bristol-Myers Squibb sees potential to help patients in its more established international markets. In Canada, for example, given long wait times for patients to see endocrinologists for type 2 diabetes, the company sought to provide stronger support to general and family practitioners. Its Diabetes Community of Practice Program pairs participating general practice physicians with local endocrinologist mentors. The result – primary care physicians feel more comfortable and empowered to treat diabetes, providing Canadian patients with faster access to needed care. "Like other markets around the world, our business in Canada is rapidly transforming," says Teresa Bitetti, president and general manager. "We're building on learnings from our earlier product launches to ensure a strong customer focus for current products as well as future launches."

And in Mexico, "When you consider market size, its openness to new technology, excellent physician training, and significant medical need, the opportunities are huge," says Frank Pasqualone, president, Intercontinental, which includes Mexico. For instance, sales for *Onglyza* more than doubled in 2011, addressing an epidemic in type 2 diabetes. But with 30 percent of the market coming from government purchases, "We have to demonstrate not only better efficacy, but pharmacoeconomic value as well," he says. Such data for *Orencia*, now growing well in the private market, have been submitted. Other leading pharmaceutical products include *Sprycel, Reyataz* and *Baraclude*, with launches for *Eliquis, Yervoy* and *Kombiglyze* XR expected over the next two years.


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Baraclude Expands the Market

This year, *Baraclude* reached $1 billion in sales, more than half coming from Asian markets, where prevalence of chronic hepatitis B (CHB) disease is highest. "Looking ahead," says SD Park, *Baraclude* global brand lead, "we expect *Baraclude* will help meet a significant unmet need in China and be an even greater contributor to growth there." Today, *Baraclude* leads in several Asian markets, including Japan, Korea, Taiwan and Hong Kong.

In Japan, it is growing at a 25 percent annual rate, with a more than 70 percent market share. With more than a million people infected, only about 10 percent are under treatment. "We want to encourage patients to seek appropriate care," says Emmanuel Blin, president, Japan, who is using a mix of Internet tactics to reach general practitioners while partnering with government agencies to reach the general public. *Baraclude* also is included in the Ministry of Health's hepatitis B virus (HBV) treatment guidelines. "Until it reaches advanced stages," says Professor Kazuaki Chayama, M.D., Ph.D., a leading liver specialist at Hiroshima University, "HBV is almost symptomless. Now we have a chance to educate general practitioners about liver disease."

In Korea, market share is about 85 percent in treatment-naïve HBV patients. Says Michael Berry, general manager, "While HBV prevalence is very high here, getting access to the patients who can benefit from *Baraclude* has taken some time." The emphasis now is on market expansion.

"To raise disease awareness, we're using television advertisements and everything from websites to smartphone apps for doctors to calculate CHB disease risk. In terms of the number of patients who might benefit, we've only scratched the surface." About 75,000 patients are currently under treatment, with some two million people chronically infected. "HBV can lead to liver cancer, so we're positively changing the way both patients and doctors see this disease," Berry says.

Harnessing Technologies to Benefit Customers

As physicians and patients deal with growing time constraints, even as they increasingly utilize the Internet to get and share information, Bristol-Myers Squibb is tapping into new insights and technologies to interact with customers and be more responsive to their wants, needs and availabilities.

For example, 3,000 members of the company's European field forces as well as its medical and access professionals now use tablet devices to create deeper and more interactive discussions with customers. They can track analytics, change and push out new communications, and get feedback quickly and efficiently.

And in Finland, the company is testing components of what may be an emerging BioPharma customer model. "We're experimenting with ways we can transform the traditional and largely face-to-face model of communicating to physicians, by interfacing with them through a broad range of next-generation, customized channels in a more flexible, focused and efficient approach," says Anders Tullgren, vice president and general manager, European Markets. "Our customer needs and industry are changing, and we have to be ready for what's next as we fulfill our commitment to customers and patients alike." The pilot program combines traditional sales and marketing roles while empowering employees to make informed choices on the appropriate channel mix based on customer preferences.

Tullgren explains, "Some customers will continue to receive regular face-to-face visits together with new channels of communication. Others will get the appropriate information only through remote e-detailing, webcasts or peer-to-peer exchanges in person or online. And for many, the interactions will involve a broad mix of communication tools."

In another example, also in Europe, the company conducted its first integrated digital community launch for a


White-Line

Micaela Incitti, a packaging shift supervisor, inspects a first-of-its-kind blister-packaging line featuring fully integrated online computers and specialized digital printers. It's called "White Line" manufacturing and for now, there's nothing quite like it, except at Bristol-Myers Squibb's plant in Anagni, Italy. Its name derives from the white cartons that are preprinted with global product templates; quickly customized for multiple markets, languages and sizes; and then filled with blister-packed medicines. Benefits include quicker responses to market demand, operating cycle time reductions, efficiently running smaller batches, and simplification of packaging materials, including reducing waste. "We envisioned the possibilities of this type of system in late 2008. But because there was no such system available, we had to create one," says Roberta McKee, senior vice president, Global Manufacturing Science and Technology. Initial runs of *Sprycel* and *Baraclude* blister packs serving 15 markets began in March 2011.

Nulojix Technology

Professor Christophe Legendre, M.D., head of the transplant unit at Necker Hospital in Paris, France, uses an innovative digital platform developed by the company to connect in real time with company representatives to discuss *Nulojix*, the company's newly launched therapy to help prevent kidney transplant rejection. The platform offers enhanced opportunities for health care providers to more efficiently interact with Bristol-Myers Squibb field forces, medical and access teams. Here Professor Legendre discusses the product with Claire Le Gal, associate marketing director, *Nulojix* Europe.

He can also connect and web conference with other transplant physicians across Europe using a second company digital platform, *Transplantpoint.com*. He says of this innovation: "Thanks to Bristol-Myers Squibb, *Transplantpoint.com* offers a series of information tools, both medical, such as webinars, slide decks and references, as well as epidemiological, which are very helpful to transplant physicians and surgeons all over Europe. The possibility of interacting and sharing experiences with my peers via web conference is unique and very efficient."



new product, introducing its *Nulojix* therapy to transplant surgeons and centers. Says Johanna Mercier, vice president, European Commercialization, "We sought to deliver a breakthrough digital platform to facilitate and drive peer-to-peer knowledge in the transplant health care provider community across multiple markets in Europe. At the same time, we found a way to more effectively provide resources about the therapy itself to a relatively small, highly specialized group of potential customers."

To do that, company teams built and connected several key elements: *Transplantpoint.com*, an interactive online digital community that enables peer-to-peer exchanges where more than 500 transplant physicians have already registered and where the company disseminates disease awareness messages; nulojix.eu, a second digital platform that provides the latest information and resources about the product; and the *Nulojix* Service Centre, staffed by transplant specialists, that links all these efforts. Face-to-face interactions continue to complement these platform technologies.

Key to defining these new opportunities for interfacing with customers is to better understand customer preferences and needs. One approach involves looking for insights in social media data by applying text analytics to filter through millions of web postings, thereby learning more about some of the issues that physicians and patients face about specific diseases and treatments. Says Robert Alt, vice president, Worldwide Customer Insights and Analytics, "In diabetes, we learned more about where patients go for credible sources of information, leading us to consider new ways to engage with patients, such as through additional pharmacist-facilitated education programs."

to better understand **customer** preferences

And market researchers have joined with multifunctional business teams in sessions where they listen together to groups of physicians discussing their perceptions about a particular therapy. Then, virtually in real time, they turn insights gained into revitalized communication concepts that better address what these physicians truly value. Jean-Francois Vanneaud, senior director, Market Research Europe, has led these "reframing lab" sessions as they have initially focused on *Reyataz* and *Sprycel* in Europe. "These interactive processes provoke us into positioning our product in a way that can truly resonate with our customers," he says. For *Sprycel*, the team discovered that caring for the whole person affected by chronic myeloid leukemia (CML) mattered a great deal to their physicians. So the team developed a new message embedding the many other benefits the therapy provides for a patient with CML – in addition to its efficacy.

Advancing Social Responsibility

For Bristol-Myers Squibb, social responsibility is about harnessing innovative solutions to develop evidence-based practices that can catalyze meaningful change.

During 2011, the Bristol-Myers Squibb Foundation continued to advance that goal as it sought to reduce health disparities and enhance health outcomes around the world. Two of these efforts focused on reducing co-infections of HIV and tuberculosis (TB) in Africa and reducing the disease burden of adult populations heavily impacted by type 2 diabetes in the U.S.

WHO Stop TB Collaboration

Just five countries in Africa – South Africa, Tanzania, Kenya, Ethiopia and Democratic Republic of the Congo – account for more than 13 percent of the global incidence of TB and, in 2009, more than a third of all TB/HIV co-infections. A collaboration between the Foundation and the World Health Organization's (WHO) Stop TB Department will utilize community care experience and experts from Bristol-Myers Squibb's *SECURE THE FUTURE* (STF) Technical Assistance Program (TAP) to help scale up community-based TB activities in these five countries. Coordinating efforts with National TB and AIDS Control programs, WHO calls for a fundamental shift in TB control through expanded engagement of civil society organizations and integration of TB prevention, diagnosis and treatment services in existing community-based programs, thereby creating more cost-effective and sustainable responses.

"Our landmark STF program was first launched more than a decade ago to provide community-based support and care for women and children affected by HIV/AIDS in Africa," says John Damonti, Foundation president. "More recently it has evolved into a robust technical assistance program to help build capacity and community involvement in more than 20 countries in Africa. The lessons we learned in the fight against HIV can now be used for TB to promote enhanced community engagement. By using former grant recipients as our expert faculty, we have advanced an important dialogue


caring

Often it takes a whole community to mobilize local support and scarce health resources to effectively screen, monitor and help deliver treatment to those suffering from tuberculosis and HIV co-infections. In an impoverished, hard-to-reach rural area of Eastern Cape Province, South Africa, workers trained and supported by *SECURE THE FUTURE*'s Technical Assistance Program deliver care to a patient in his home. In one project organized by Bambisanani, a local community-based organization, deaths from tuberculosis dropped from more than 300 in 2006 to 26 in 2011. Such Bristol-Myers Squibb Foundation-supported projects are helping define those best practices that will be key learnings shared in the collaboration between the Foundation and the World Health Organization's (WHO) Stop TB Strategy.

between Africans themselves that enhances local expertise with models already developed for implementing community approaches in resource-limited areas. Our collaboration with WHO will expand these best practices."

Litha Klaas, a TAP faculty member, has spent the last several years as acting director of an expanded TB community-based care program for Bambisanani, a South African NGO focusing on HIV and TB that was an early Foundation partner and that has received ongoing Foundation support. He explains, "Our project sought to increase the number of people we were screening for both diseases, establish support groups and link them to local clinics, and create systems for local governments and community groups to work together more effectively in following patients and if necessary, delivering care to their doorsteps."

His most important learning? "Since most of the people we were dealing with were living in poverty, they didn't have the means to travel to clinics for treatment, or to get the proper care," Klaas says. "We had to organize treatments and bring it to them, and when they didn't show up at clinics, we had to track them down so that they wouldn't spread the disease to others or die from it." The project and others like it have had to rely on motorbikes to get patients to treatment and treatment to patients. Another lesson learned was the importance of developing better management systems to link community-based work with local clinics and the Department of Health facilities.

Developing an African faculty to share these lessons has been invaluable. "As a Technical Assistance provider, I learned that skills transfer is not so much about teaching what is right or wrong, but about sharing experiences," he says. "They learn from me and I learn from them." The Bambisanani community-based effort and similar programs have led to dramatic decreases in deaths from TB and reductions in the numbers of patients who drop out of treatment. The way forward is "full of hope," says Mthetho Mfikili, also of Bambisanani, who has worked for years on TB and HIV community support. "The success of any program will depend on our ability to focus on the total patient, their nutrition, their ability to care for themselves and for the community to become self-sufficient."

help build capacity and **community** involvement

Together on Diabetes

Together on Diabetes is a five-year, $100 million Foundation initiative that aims to empower adults living with type 2 diabetes in the U.S. to better self-manage their disease for the long term, broadly mobilize and engage communities and community assets to fight against the disease, and foster a radical rethink of diabetes control efforts given the current and future scale of this accelerating epidemic.

In 2011, the Foundation put the spotlight on African-American women, one of the highest-risk groups for type 2 diabetes. The Whittier Street Health Center in the Roxbury section of Boston was one of the projects to connect African-American women living in public housing with diabetes care. Diabetes incidence in Roxbury is nearly 20 percent, versus 6 percent in Boston. Whittier's program encompasses comprehensive diabetes management, including attachment to clinical care, diabetes self-management education, group clinic visits, nutritional counseling, physical activity, engagement of hard-to-reach patients and peer support through Health Ambassadors from the community. "We have been good at taking care of patients who come in with diabetes, but there were people who were not coming in," says Halima Mohamed, the center's director of Compliance and Quality Assurance. "This grant allows us to overcome some of those barriers, to go into the community and open our eyes about what's needed." She says the grant also has allowed the hiring of diabetes case managers and peer Health Ambassadors and leverages other funding for "social health coordinators" living in the housing developments, to coordinate not just health care, but also social services and nutritional support. The two-year goal is to bring 500 African-American women into diabetes treatment, care and support.

Another high-risk community is found in the rural, low-income distressed counties of Appalachia, where diabetes prevalence is over 13 percent compared to under 8 percent nationally. A five-year partnership with West Virginia's Marshall University Center for Rural Health and the Appalachian Regional Commission will build the capacity of local community-based diabetes coalitions to help them support behavior change, and implement a wide-range of evidence-based interventions.

"This grant allows us to offer them more money over a longer period so that these coalitions can do sustained and more strategic interventions," notes Marshall's Richard Crespo, Ph.D., professor of Community Health.

"People in poor counties like ours often suffer from a combination of poverty, sedentary lifestyles and unhealthy eating. Many of the evidence-based programs that we develop will be able to support a focus on physical activity." Other projects will seek to develop lay health workers to coach patients to manage their diabetes.

One volunteer community coalition receiving support is the Graham Revitalization Economic Action Team in North Carolina. Its executive director is Rick Davis, a retired school superintendent. "In the past, we've used funding to help construct a local fitness trail," he says. "It's unbelievable the amount of use it gets. Now, we want to light the trail and create programs to spur even greater use of pedestrian walking paths by diabetics." Davis understands the need firsthand. "I discovered I had diabetes in 1996. So I'm familiar with the challenges that folks with diabetes face every day, including the importance of having healthy lifestyles and of course, of walking. If we can do it in Graham County, it can be done in any of the poor rural communities in this region."

Going Green

For the company's 2011 Earth Day celebration at 35 company locations, employees renewed their commitment to achieving Bristol-Myers Squibb's Sustainability 2015 goals, in part by advancing innovations to drive environmental progress. By 2015, Bristol-Myers Squibb is working to reduce energy use and greenhouse gas emissions by 15 percent, water use by 10 percent and packaging waste by 5 percent.

During 2011, for example, a global network of energy managers focused on technologies to help achieve these goals, with more than 150 energy projects launched or completed at facilities worldwide. The projects represented a combination of energy-saving initiatives and technologies and were projected to reduce approximately 21,000 tons of CO_2 on an annualized basis and save over $3 million in energy costs for the year. The company also used innovative package designs for its newly introduced *Orencia* subcutaneous formulation. And for Abilify, it converted to a standard carton design using 100 percent recycled paperboard, reducing packaging usage by 50 percent.

With a special effort to "Go Green," Bristol-Myers Squibb developed a special online presence where employees share ideas to reduce waste, save energy and improve individual as well as company environmental practices. On it, for example, Poland's Anna Murawska reported starting ecoBMS, a workplace environmental awareness program for waste recycling and printing marketing materials on recycled paper.

The company also was named a Best Corporate Citizen by Corporate Responsibility Magazine, the only pharmaceutical or biotech company to be listed in the top 10 corporate citizens worldwide. "What we are doing is good for the environment and good for the business," says Susan Voigt, vice president, EHS and Sustainability. "It fits completely within our definition of sustainability – contributing to economic growth, social responsibility and a healthy environment now and in the future."

grateful

Diabetes outreach workshops targeting African-American women living in public housing developments in the Roxbury section of Boston are being supported by a grant from Bristol-Myers Squibb's *Together on Diabetes* initiative to the Whittier Street Health Center. Workshops, like this one at the Mission Main Apartments, are being led by lay Health Ambassadors like **Nettie Ann Taylor**. "About six years ago I discovered I had type 2 diabetes. I was devastated," she says. "My grandmother had died from complications of diabetes and my mother has it now." And while she has tried to change her lifestyle, she admits it's been a challenge. She shares her story, tips for managing diabetes and diabetes-friendly recipes with people attending her workshops. "Along the way, I've learned that it's hard to change," she adds, "but it is possible. It just takes a lot of support."

BRISTOL-MYERS SQUIBB FINANCIAL REVIEW



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

Bristol-Myers Squibb Company (which may be referred to as Bristol-Myers Squibb, BMS, the Company, we, our or us) is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. We license, manufacture, market, distribute and sell pharmaceutical products on a global basis.

We continued to execute our string-of-pearls strategy with the acquisition of Amira Pharmaceuticals, Inc. (Amira) in September 2011, and Inhibitex, Inc. (Inhibitex) in February 2012, and through various collaboration agreements entered into during the year.

Yervoy (ipilimumab) was launched in the United States (U.S.) and the European Union (EU) for the treatment of adult patients with unresectable (inoperable) or metastatic melanoma. We also launched a subcutaneous formulation of *Orencia* (abatacept) in the U.S., *Nulojix* (belatacept) in the U.S. and the EU for the prevention of organ rejection in adult patients receiving a kidney transplant and *Eliquis* (apixaban) in the EU for the prevention of venous thromboembolic events (VTE) in adult patients who have undergone hip or knee replacement surgery.

We announced the main results of the ARISTOTLE trial of *Eliquis* which compared with warfarin significantly reduced the risk for stroke or systemic embolism and had both our New Drug Application (NDA) in the U.S. and our Marketing Authorization Application (MAA) in the EU for *Eliquis* accepted for review.

In January 2012, we received a complete response letter from the U.S. Food and Drug Administration (FDA) regarding our NDA for dapagliflozin. The complete response letter requests additional clinical data from ongoing studies and may require information from new clinical trials.

Highlights

The following table is a summary of our financial highlights:

Dollars in Millions, except per share data	Year Ended December 31, 2011	2010	2009
Net Sales	**$ 21,244**	$ 19,484	$ 18,808
Total Expenses	**14,263**	13,413	13,206
Earnings from Continuing Operations before Income Taxes	**6,981**	6,071	5,602
Provision for Income Taxes	**1,721**	1,558	1,182
Effective tax rate	***24.7 %***	*25.7 %*	*21.1 %*
Net Earnings from Continuing Operations Attributable to BMS			
GAAP	**3,709**	3,102	3,239
Non-GAAP	**3,921**	3,735	3,667
Diluted Earnings Per Share from Continuing Operations Attributable to BMS			
GAAP	**2.16**	1.79	1.63
Non-GAAP	**2.28**	2.16	1.85
Cash, Cash Equivalents and Marketable Securities	**11,642**	9,982	9,883

Our non-GAAP financial measures, including non-GAAP earnings and related EPS information, are adjusted to exclude specified items which represent certain costs, expenses, gains and losses and other items impacting the comparability of financial results. For a detailed listing of all specified items and further information and reconciliations of non-GAAP financial measures see "—Non-GAAP Financial Measures" below.

Business Environment

Our business is primarily conducted within the pharmaceutical/biotechnology industry, which is highly competitive and subject to numerous government regulations. Many competitive factors may significantly affect sales of our products, including product efficacy, safety, price, demand, competition and cost-effectiveness; marketing effectiveness; market access; product labeling; quality control and quality assurance of our manufacturing operations; and research and development of new products. To successfully compete for business in the healthcare industry, we must demonstrate that our products offer medical benefits as well as cost advantages. Sometimes, our new product introductions compete with other products already on the market in the same therapeutic category, in addition to potential competition of new products that competitors may introduce in the future. We manufacture branded products, which are priced higher than generic products. Generic competition is one of our leading challenges globally.

In the pharmaceutical/biotechnology industry, the majority of an innovative product's commercial value is usually realized during its market exclusivity period. Afterwards, it is no longer protected by a patent and is subject to new competing products in the form of generic brands. Upon exclusivity loss, we can lose a major portion of that product's sales in a short period of time. Competitors seeking approval of biological products under a full Biologics License Application (BLA) must file their own safety and efficacy data and address the challenges of biologics manufacturing, which involve more complex processes and are more costly than those of other pharmaceutical operations. Under the U.S. healthcare legislation enacted in 2010, which is described more fully below, there is now an abbreviated path for regulatory approval of generic versions of biological products. This path for approval of biosimilar products under the U.S. healthcare legislation significantly affects the regulatory data exclusivity for biological products. The legislation provides a regulatory mechanism that allows for regulatory approval of biologic drugs that are similar to (but not generic copies of) innovative drugs on the basis of less extensive data than is required by a full BLA. It is not possible at this time to reasonably assess the impact of the U.S. biosimilar legislation on the Company.

Globally, the healthcare industry is subject to various government-imposed regulations authorizing prices or price controls that will continue to have an impact on our net sales. In March 2010, the U.S. government enacted healthcare reform legislation, signing into law the Patient Protection and Affordable Care Act (HR 3590) and a reconciliation bill containing a package of changes to the healthcare bill. The legislation made extensive changes to the healthcare insurance and benefits system with the intention of broadening coverage and reducing costs. These bills significantly changed how Americans receive healthcare coverage and how they pay for it. They also have a significant impact on companies, in particular those companies in the pharmaceutical industry and other healthcare related industries, including BMS. We have experienced and will continue to experience additional financial costs and certain other changes to our business as the healthcare law provisions become effective. For example, in 2010, minimum rebates on our Medicaid drug sales have increased from 15.1 percent to 23.1 percent and Medicaid rebates have also been extended to drugs used in risk-based Medicaid managed care plans.

Two additional provisions that impact our financial results went into effect on January 1, 2011. The first is a 50 percent discount on our brand-name drugs to patients within the Medicare Part D coverage gap, also referred to as the "donut hole." The second is an annual non-tax-deductible pharmaceutical company fee payable to the Federal government based on an allocation of our market share of branded prior year sales to certain U.S. government programs including Medicare, Medicaid, Department of Veterans Affairs, Department of Defense and TRICARE.

The annual EPS impact of U.S. healthcare reform increased from $0.10 in 2010 to $0.24 in 2011. In 2011, net sales were reduced by $310 million resulting from new discounts associated with the Medicare Part D coverage gap. Marketing, selling and administrative expenses increased by $220 million due to the new annual non-tax-deductible pharmaceutical company fee. The incremental $0.14 impact was associated with the Medicare Part D coverage gap and the annual pharmaceutical company fee. The aggregate financial impact of U.S. healthcare reform over the next few years depends on a number of factors, including but not limited to pending implementation guidance, potential changes in sales volume eligible for the new rebates, discounts or fees, and the impact of cost sharing arrangements with certain alliance partners. A positive impact on our net sales from the expected increase in the number of people with healthcare coverage could potentially occur in the future, but is not expected until 2014 at the earliest.

In many markets outside the U.S., we operate in environments of government-mandated, cost-containment programs, or under other regulatory bodies or groups that can exert downward pressure on pricing. Pricing freedom is limited in the UK, for instance, by the operation of a profit control plan and in Germany by the operation of a reference price system. Many European countries have continuing fiscal challenges as healthcare payers, including government agencies, have reduced and are expected to continue to reduce the cost of healthcare through actions that directly or indirectly impose additional price restrictions. Companies also face significant delays in market access for new products as more than two years can elapse after drug approval before new medicines become available in some countries.

The growth of Managed Care Organizations (MCOs) in the U.S. has significantly impacted competition that surrounds the healthcare industry. MCOs seek to reduce healthcare expenditures for participants by making volume purchases and entering into long-term contracts to negotiate discounts with various pharmaceutical providers. Because of the market potential created by the large pool of participants, marketing prescription drugs to MCOs has become an important part of our strategy. Companies compete for inclusion in MCO formularies and we generally have been successful in having our key products included. We believe that developments in the managed care industry, including continued consolidation, have had and will continue to have a downward pressure on prices.

Pharmaceutical and biotechnology production processes are complex, highly regulated and vary widely from product to product. Shifting or adding manufacturing capacity can be a lengthy process requiring significant capital expenditures and regulatory approvals. Biologics manufacturing involves more complex processes than those of traditional pharmaceutical operations. As biologics become a larger percentage of our product portfolio, we will continue to make supply arrangements with third-party manufacturers and to make substantial investments to increase our internal capacity to produce biologics on a commercial scale. One such investment is a new, state-of-the-art manufacturing facility for the production of biologics in Devens, Massachusetts. We submitted the site for regulatory approval in 2012 and we expect the FDA to complete a review of our application by the end of the year.

We have maintained a competitive position in the market and strive to uphold this position, which is dependent on our success in discovering, developing and delivering innovative, cost-effective products to help patients prevail over serious diseases.

We are the subject of a number of significant pending lawsuits, claims, proceedings and investigations. It is not possible at this time to reasonably assess the final outcomes of these investigations or litigations. For additional discussion of legal matters, see Note 22 "Legal Proceedings and Contingencies."

Strategy

Over the past few years, we have transformed our Company into a focused biopharmaceutical company, a transformation that encompasses all areas of our business and operations. This has not only focused our portfolio of products but has yielded and will continue to yield substantial cost savings and cost avoidance. This in turn increases our financial flexibility to take advantage of attractive market opportunities that may arise.

In May 2012, we expect to lose exclusivity in the U.S. for our largest product, Plavix, after which time we expect a rapid, precipitous, and material decline in Plavix net sales and a reduction in net income and operating cash flow. We also expect a decline in Avapro/Avalide (irbesartan/irbesartan-hydrochlorothiazide) net sales immediately following the loss of exclusivity in the U.S. in March 2012. Such events are the norm in the industry when companies experience the loss of exclusivity of a product. Recognizing this fact, we continue to focus on sustaining our business and building a robust foundation for the future. We plan to achieve this foundation by continuing to support and grow our currently marketed products, advancing our pipeline, and maintaining and improving our financial strength, all of which are part of an overall strategy to build the Company.

We continue to expand our biologics capabilities. We still rely significantly on small molecules as our strongest, most reliable starting point for discovering potential new medicines, but large molecules, or biologics, derived from recombinant DNA technologies, are becoming increasingly important. Currently, more than one in three of our pipeline compounds are biologics, as are four of our key marketed products, including *Yervoy*.

Our strategy also includes a focus on certain emerging markets, our acquisition and licensing strategy known as String of Pearls, optimizing our mature brands portfolio and managing costs. Our strategy in emerging markets is to develop and commercialize innovative products in key high-growth markets, tailoring the approach to each market. We are continuing to focus on our core biopharmaceuticals and maximizing the value of our mature brands portfolio.

We completed the following strategic transactions in 2011:

- We acquired Amira Pharmaceutical, Inc. (Amira), a small-molecule pharmaceutical company focused on fibrotic disease.
- We entered into an agreement with Ono Pharmaceuticals Co., Ltd. (Ono) to expand our territorial rights to develop and commercialize an antibody to PD-1, an investigational cancer immunotherapy, and to create a strategic alliance for the codevelopment and cocommercialization of *Orencia* in Japan.
- We obtained exclusive worldwide rights from Ambrx Inc. (Ambrx) to research, develop and commercialize novel biologics in diabetes and heart disease.
- We obtained exclusive worldwide rights from Innate Pharma S.A. (Innate) to develop and commercialize IPH 2102, a novel immune-oncology biologic in Phase I development.
- We entered into a clinical collaboration with Roche to evaluate the utility of *Yervoy* in combination with Roche's investigational BRAF inhibitor, vermurafenib, in treating patients with a specific type of metastatic melanoma.
- We announced a licensing agreement with Gilead Sciences, Inc. (Gilead) for the development and commercialization of a new fixed-dose combination containing *Reyataz* and Gilead's cobicistat for the treatment of HIV.
- We entered into a strategic partnership with ASLAN Pharmaceuticals for development of BMS-777607, an investigational small molecule inhibitor of the MET receptor tyrosine kinase for treatment of solid tumors.
- We entered into a clinical collaboration agreement with Tibotec Pharmaceuticals (Tibotec), one of the Janssen Pharmaceutical Companies, to evaluate the utility of daclatasvir (BMS-790052), our investigational NS5A replication complex inhibitor, in combination with Tibotec's investigational NS3 protease inhibitor, TMC435, for the treatment of chronic hepatitis C virus.
- We agreed to codevelop BMS-795311, our preclinical small molecule inhibitor of the Cholesteryl Ester Transfer Protein (CETP) that could potentially raise HDL (good cholesterol) levels and help prevent cardiovascular disease, with Simcere Pharmaceutical Group (Simcere).
- We entered into a clinical collaboration with Pharmasset, Inc. (Pharmasset), now a wholly owned subsidiary of Gilead, to evaluate the utility of declatasvir (BMS-790052), our NS5A replication complex inhibitor, in combination with PSI-7977, Pharmasset's nucleotide polymerase inhibitor for the treatment of chronic hepatitis C virus and subsequently announced the addition of four additional treatment arms to the Phase IIa trial.

In February 2012, we acquired Inhibitex, Inc. (Inhibitex), a clinical-stage biopharmaceutical company focused on developing products to treat the hepatitis C virus and other serious infectious diseases.

Product and Pipeline Developments

We manage our research and development (R&D) programs on a portfolio basis, investing resources in each stage of research and development from early discovery through late-stage development. We continually evaluate our portfolio of R&D assets to ensure that there is an appropriate balance of early-stage and late-stage programs to support future growth. We consider our R&D programs that have entered into Phase III development to be significant, as these programs constitute our late-stage development pipeline. These Phase III development programs include both investigational compounds in Phase III development for initial indications and marketed products that are in Phase III development for additional indications or formulations. Spending on these programs represents approximately 30-40% of our annual R&D expenses. No individual investigational compound or marketed product represented 10% or more of our R&D expenses in any of the last three years. While we do not expect all of our late-stage development programs to make it to market, our late-stage development programs are the R&D programs that could potentially have an impact on our revenue and earnings within the next few years. The following are the recent significant developments in our marketed products and our late-stage pipeline:

Yervoy – a monoclonal antibody for the treatment of patients with unresectable (inoperable) or metastatic melanoma, which currently is also being studied for other indications including lung cancer as well as adjuvant melanoma and hormone-refractory prostate cancer

- In July 2011, the Company announced that the European Commission approved *Yervoy* for the treatment of adult patients with previously-treated advanced melanoma.
- In June 2011, the Company announced at the 47th Annual Meeting of the American Society of Clinical Oncology the results on the 024 study which evaluated newly-diagnosed patients treated with *Yervoy* 10mg/kg in combination with dacarbazine versus dacarbazine alone. There was a significant improvement in overall survival for patients treated with *Yervoy* plus dacarbazine versus those who received dacarbazine alone. Higher estimated survival rates were observed at one year, two years and three years in patients treated with *Yervoy* plus dacarbazine versus those that received dacarbazine alone.
- In June 2011, the Company announced that it has entered into a clinical collaboration with Roche to evaluate the utility of *Yervoy* in combination with Roche's investigational BRAF inhibitor, vermurafenib, in treating patients with a specific type of metastatic melanoma.
- In March 2011, the FDA approved *Yervoy* for the treatment of patients with newly diagnosed or previously-treated unresectable (inoperable) or metastatic melanoma.

Eliquis – an oral Factor Xa inhibitor indicated in the EU for the prevention of venous thromboembolic events (VTE) in adult patients who have undergone elective hip or knee replacement surgery and in development for stroke prevention in patients with atrial fibrillation (AF) and the prevention and treatment of venous thromboembolic disorders that is part of our strategic alliance with Pfizer, Inc. (Pfizer)

- In November 2011, the FDA accepted for review the NDA for *Eliquis*. The Prescription Drug User Fee Act (PDUFA) goal date for a decision by the FDA is March 28, 2012. We also have a validated application in the EU.
- In November 2011, the Company and Pfizer announced the results of the Phase III ADOPT trial, which evaluated *Eliquis* versus enoxaparin in acutely ill medical patients, did not meet the primary efficacy outcome of superiority to enoxaparin for the endpoint of VTE and VTE-related deaths.
- In August 2011 at the European Society of Cardiology Congress, the Company and Pfizer announced the main results of the Phase III ARISTOTLE trial, which evaluated *Eliquis* compared to warfarin for the prevention of stroke or systemic embolism in patients with atrial fibrillation and at least one risk factor for stroke. *Eliquis* as compared with warfarin significantly reduced the risk of stroke or systemic embolism by 21 percent, major bleeding by 31 percent and mortality by 11 percent.
- In June 2011, the Company and Pfizer announced that the Phase III ARISTOTLE trial of *Eliquis* met the primary efficacy objective of non-inferiority to warfarin on the combined outcome of stroke (ischemic, hemorrhagic or unspecified type) and systemic embolism. In addition, *Eliquis* met the key secondary endpoints of superiority on efficacy and on International Society of Thrombosis and Haemostasis (ISTH) major bleeding compared to warfarin.
- In May 2011, the Company and Pfizer announced that the European Commission approved *Eliquis* for the prevention of VTE in adult patients who have undergone elective hip or knee replacement surgery.
- In February 2011, the Company and Pfizer published the full results of the AVERROES study of *Eliquis* in *The New England Journal of Medicine*. The study demonstrated that, for patients with AF who were expected or demonstrated to be unsuitable for a vitamin K antagonist therapy such as warfarin, *Eliquis* was statistically superior to aspirin in reducing the composite of stroke or systemic embolism, without a significant increase in major bleeding, fatal bleeding or intracranial bleeding. There were no significant differences in the risk of hemorrhagic stroke between *Eliquis* and aspirin. The study results also showed that *Eliquis* demonstrated superiority for its secondary efficacy endpoint in reducing the composite of stroke, systemic embolism, myocardial infarction or vascular death for patients with AF when compared with aspirin.

Bristol-Myers Squibb

Nulojix – a fusion protein with novel immunosuppressive activity for the prevention of kidney transplant rejection

- In June 2011, the Company announced that the FDA and the European Commission approved *Nulojix* for prophylaxis of organ rejection in adult patients receiving a kidney transplant.
- New data on *Nulojix* was presented at the 2011 American Transplant Congress and the European Society for Organ Transplantation (ESOT) meeting including: (i) three-year outcomes from BENEFIT: A Phase III study of *Nulojix* vs. cyclosporine in kidney transplant recipients, (ii) three-year safety profile of *Nulojix* in kidney transplant recipients from the BENEFIT and BENEFIT-EXT studies, (iii) renal function at two years in kidney transplant recipients switched from cyclosporine or tacrolimus to *Nulojix*: results from the long-term extension of a Phase II study, and (iv) three-year outcomes by donor type in Phase III studies of *Nulojix* vs. cyclosporine in kidney transplantation (BENEFIT & BENEFIT-EXT).

Dapagliflozin – an oral SGLT2 inhibitor for the treatment of diabetes that is part of our strategic alliance with AstraZeneca PLC (AstraZeneca)

- In January 2012, the FDA issued a complete response letter regarding the NDA for dapagliflozin. The complete response letter requests additional clinical data to allow a better assessment of the benefit-risk profile for dapagliflozin. This includes clinical trial data from ongoing studies and may require information from new clinical trials. The companies will work closely with the FDA to determine the appropriate next steps for the dapagliflozin application, and are in ongoing discussions with health authorities in Europe and other countries as part of the application procedures.
- In December 2011, the Company and AstraZeneca announced at the International Diabetes Federation 2011 World Diabetes Conference the results of a Phase III study of dapagliflozin that showed reductions on blood sugar levels (glycosylated hemoglobin levels or HbA1c) seen at 24 weeks with dapagliflozin and existing glimepiride (sulfonylurea) therapy, compared to placebo added to glimepiride were maintained at 48 weeks in adults with type 2 diabetes. Patients taking dapagliflozin added to glimepiride also maintained reductions in fasting plasma glucose levels, post-prandial glucose and total body weight.
- In November 2011, the Company and AstraZeneca presented a meta-analysis of clinical data on cardiovascular safety in adult patients with type 2 diabetes that showed that dapagliflozin was not associated with an unacceptable increase in cardiovascular risk relative to all comparators pooled in the clinical programs.
- In July 2011, the FDA's Endocrinologic and Metabolic Drugs Advisory Committee voted nine to six that the efficacy and safety data did not provide substantial evidence to support approval of the NDA for dapagliflozin as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus.
- In June 2011 at the American Diabetes Association meeting, the Company and AstraZeneca presented the results from several Phase III clinical studies examining dapagliflozin added to metformin.
- The MAA for dapagliflozin has been validated by the EMA. The MAA submission for dapagliflozin was filed in December 2010.

Orencia – a fusion protein indicated for rheumatoid arthritis

- In November 2011 at the American College of Rheumatology Annual Scientific Meeting, the Company presented new data on *Orencia* from clinical trials that support the recent FDA approval of the subcutaneous formulation of *Orencia* for the reduction of signs and symptoms in adults with moderate to severe arthritis. Other data presented included long-term immunogenicity data with the intravenous formulation, long-term safety data in rheumatoid arthritis and results from a Phase II/III study in lupus nephritis.
- In August 2011, the MAA for the subcutaneous formulation of *Orencia* was validated for review by the European Medicine Agency.
- In July 2011, the FDA approved a subcutaneous formulation of *Orencia* for the treatment of adults with moderate to severe rheumatoid arthritis.

Onglyza/Kombiglyze (saxagliptin/saxagliptin and metformin) – a treatment for type 2 diabetes that is part of our strategic alliance with AstraZeneca

- In December 2011, the FDA approved *Onglyza* for use as a combination therapy with insulin (with or without metformin) to improve blood sugar in adult patients with type 2 diabetes.
- In November 2011, the European Commission approved *Kombiglyze* (known in the EU as *Komboglyze*) for the treatment of type 2 diabetes.
- In November 2011, the European Commission approved *Onglyza* for use as a combination therapy with insulin (with or without metformin) to improve blood sugar (glycemic) control in adult patients with type 2 diabetes.
- In September 2011 at the 47th European Association for the Study of Diabetes annual meeting, the Company and AstraZeneca announced results from an investigational Phase IIIb clinical study which reported that *Onglyza* 5 mg added to insulin (with or without metformin) maintained glycemic control (glycosylated hemoglobin levels or HbA1c) in adult patients with type 2 diabetes compared to the addition of placebo at 24 to 52 weeks.

- In June 2011, the Company and AstraZeneca announced results from an investigational Phase IIIb clinical study which reported that *Onglyza* 5 mg added to insulin (with or without metformin) significantly reduced blood sugar levels (glycosylated hemoglobin levels or HbA1c) at 24 weeks compared to treatment with placebo added to insulin (with or without metformin).
- In May 2011, the Company and AstraZeneca announced that the State Food and Drug Administration approved *Onglyza* in China.
- In February 2011, the Company and AstraZeneca announced that the European Commission approved a label update for *Onglyza* in the treatment of adults with type 2 diabetes who have moderate or severe renal impairment making *Onglyza* the first dipeptidyl peptidase-4 (DDP-4) inhibitor in Europe available for type 2 diabetes patients with moderate or severe renal impairment.
- In February 2011, the Company and AstraZeneca announced that the FDA approved the inclusion of data from two clinical studies in an update to the *Onglyza* U.S. Prescribing Information for adults with type 2 diabetes. The U.S. label update provides further evidence regarding use in renally impaired adults with type 2 diabetes as well as comparisons between glipizide and *Onglyza* in patients also taking metformin.

Sprycel (dasatanib) – an oral inhibitor of multiple tyrosine kinases indicated for the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase chronic myeloid leukemia with resistance or intolerance to prior therapy, including Gleevec (imatinib meslylate) and first-line treatment of adults. *Sprycel* is part of our strategic alliance with Otsuka Pharmaceuticals, Inc. (Otsuka).

- In September 2011, China's State Food and Drug Administration approved *Sprycel* for the treatment of adults with chronic, accelerated or lymphoid or myeloid chronic myeloid leukemia with resistance or intolerance to prior therapy of imatinib.
- In June 2011, regulatory authorities in Japan approved the use of *Sprycel* as a first-line treatment of chronic myeloid leukemia.
- In June 2011, the Company and Otsuka announced that five-year follow up data for *Sprycel* 100 mg once daily demonstrated 78% overall survival in patients with chronic-phase myeloid leukemia resistant or intolerant to Gleevec. The results were announced at the 47th Annual Meeting of the American Society of Clinical Oncology.

Plavix – a platelet aggregation inhibitor that is part of our alliance with Sanofi

- In January 2011, the Company and Sanofi announced that the FDA has granted the companies an additional six-month period of exclusivity to market Plavix. Exclusivity for Plavix in the U.S. is now scheduled to expire on May 17, 2012.

Baraclude (entecavir) – an oral antiviral agent for the treatment of chronic hepatitis B

- In November 2011 at the 62nd annual meeting of the American Association for the Study of Liver Disease, the Company announced the results of the 96-week BE-LOW study, a Phase IIIb clinical trial, that showed no statistical difference between *Baraclude* monotherapy (0.5 mg once daily) and *Baraclude* (0.5 mg once daily) plus tenovir (300 mg once daily) in treatment-naïve adult patients with HBeAg-positive and HBeAg-negative chronic hepatitis B with compensated liver disease.
- In February 2011, the European Commission approved *Baraclude* for the treatment of hepatitis B in adult patients with decompensated liver disease.

Abilify (aripiprazole) – an antipsychotic agent for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder that is part of our strategic alliance with Otsuka

- In February 2011, the Company and Otsuka announced that the FDA approved Abilify as an adjunct to the mood stabilizers lithium or valproate for the maintenance treatment of Bipolar I Disorder. European approval for this use was received in January 2011.

Reyataz (atazanavir sulfate) – a protease inhibitor for the treatment of HIV

- In February 2011, the FDA approved an update to the labeling for *Reyataz* to include dose recommendations in HIV-infected pregnant women. In HIV combination therapy, treatment with the recommended adult dose of *Reyataz* 300 mg, boosted with 100 mg of ritonavir, achieved minimum plasma concentrations (24 hours post-dose) during the third trimester of pregnancy comparable to that observed historically in HIV-infected adults. During the post partum period, atazanavir concentrations may be increased; therefore, while no dose adjustment is necessary, patients should be monitored for two months after delivery.

Erbitux (cetuximab) – a monoclonal antibody designed to exclusively target and block the Epidermal Growth Factor Receptor, which is expressed on the surface of certain cancer cells in multiple tumor types as well as normal cells and is currently indicated for use against colorectal cancer and head and neck cancer. Erbitux is part of our alliance with Eli Lilly and Company (Lilly).

- In November 2011, the FDA approved Erbitux, in combination with platinum-based chemotherapy with 5-fluorouracil, for the first line treatment of recurrent locoregional or metastatic squamous cell carcinoma of the head and neck.

Necitumumab (IMC-11F8) – an investigational anti-cancer agent, which is part of our strategic alliance with Lilly

- In February 2011, the Company and Lilly announced that enrollment was stopped in the Phase III INSPIRE study of necitumumab as a first-line treatment for advanced non-small cell lung cancer. The trial is evaluating the addition of necitumumab to a combination of Alimta (pemetrexed for injection) and cisplatin. The decision to stop enrollment followed an independent Data Monitoring Committee (DMC) recommendation that no new or recently enrolled patients continue treatment in the trial because of safety concerns related to thromboembolism in the experimental arm of the study. The DMC also noted that patients who have already received two or more cycles of necitumumab appear to have a lower ongoing risk for these safety concerns. Those patients could choose to remain on the trial, after being informed of the additional potential risks. Investigators will continue to assess patients after two cycles to determine if there is a potential benefit from treatment. Necitumumab continues to be studied in another Phase III trial named SQUIRE. This study is evaluating necitumumab as a potential treatment for a different type of lung cancer called squamous non-small cell lung cancer in combination with Gemzar (gemcitabine HCl for injection) and cisplatin. The same independent DMC recommended that this trial continue because no safety concerns have been observed.

Brivanib – an investigational anti-cancer agent

- In January 2012 at the American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium, the National Cancer Institute of Canada (NCIC) Clinical Trials Group and the Australasian Gastro-Intestinal Trials Group (AGITG) presented the results of a Phase III randomized trial of cetuximab plus either brivanib alaninate or placebo in patients with metastatic, chemotherapy refractory, K-RAS wild type colorectal carcinoma. The primary endpoint of improvement in overall survival was not met in the trial.
- In December 2011, the Company reported that the Phase III BRISK-PS (Brivanib Study in HCC Patients at Risk Post Sorafenib) clinical trial in patients with hepatocellular carcinoma (HCC; liver cancer) who failed or are intolerant to sorafenib did not meet the primary endpoint of improving overall survival versus placebo.

RESULTS OF OPERATIONS

Net Sales

The composition of the changes in net sales was as follows:

	Year Ended December 31,			2011 vs. 2010				2010 vs. 2009			
	Net Sales			Analysis of % Change				Analysis of % Change			
Dollars in Millions	2011	2010	2009	Total Change	Volume	Price	Foreign Exchange	Total Change	Volume	Price	Foreign Exchange
United States	**$ 13,845**	$ 12,613	$ 11,867	10 %	3 %	7 %	-	6 %	3 %	3 %	-
Europe	**3,667**	3,448	3,625	6 %	5 %	(4)%	5 %	(5)%	2 %	(3)%	(4)%
Japan, Asia Pacific and Canada	**1,862**	1,651	1,522	13 %	6 %	(1)%	8 %	8 %	3 %	(4)%	9 %
Latin America, the Middle East and Africa	**894**	856	843	4 %	3 %	-	1 %	2 %	(3)%	3 %	2 %
Emerging Markets	**887**	804	753	10 %	13 %	(6)%	3 %	7 %	5 %	(2)%	4 %
Other	**89**	112	198	(21)%	N/A	N/A	-	(43)%	N/A	N/A	-
Total	**$ 21,244**	$ 19,484	$ 18,808	9 %	4 %	3 %	2 %	4 %	2 %	1 %	1 %

Our total sales growth in both periods was attributable to higher volume, higher average net selling prices, favorable foreign exchange and reflects continued growth in most key products offset by declines in sales of Avapro/Avalide and mature brands across all regions and international sales of Plavix.

The change in U.S. net sales attributed to price was a result of higher average net selling prices for Plavix in both periods and Abilify in 2011, partially offset by the reduction in our contractual share of Abilify net sales from 65% to 58% in 2010 and a further reduction to 53.5% in 2011, and higher rebates and discounts resulting from U.S. healthcare reform legislation. The change in U.S. net sales in 2011 attributed to volume reflects the recent launch of *Yervoy* and increased demand for several key products partially offset by decreased prescription demand for Avapro/Avalide and Plavix, which we expect to continue to decrease as a result of the expected loss of exclusivity of each of those products in 2012. The change in U.S. net sales in 2010 attributed to volume reflects increased demand for several key products. See "—Key Products" for further discussion of sales by key product.

Net sales in Europe increased in 2011 due to favorable foreign exchange and sales growth of most key products partially offset by lower sales of certain mature brands from divestitures and generic competition as well as generic competition for Plavix and Avapro/Avalide. Net sales in Europe decreased in 2010 due to unfavorable foreign exchange and the previously mentioned generic competition which more than offset sales growth in most key products. Net sales in both periods were negatively impacted by continuing fiscal challenges in many European countries as healthcare payers, including government agencies, have reduced and are expected to continue to reduce the cost of healthcare through actions that directly or indirectly impose additional price reductions. These measures include, but are not limited to, mandatory discounts, rebates, other price reductions and other restrictive measures.

Net sales in Japan, Asia Pacific and Canada increased in both periods primarily due to higher demand for *Baraclude* and *Sprycel*. Net sales in 2011 also increased from the recent launch of *Orencia* in Japan and the approval of *Sprycel* for first line indication in Japan. These impacts were partially offset by generic competition for Avapro/Avalide in Canada in 2011 and lower sales of mature brands from generic competition and divestitures in both periods.

Our Emerging Markets region is comprised of Brazil, Russia, India, China, and Turkey. Net sales growth in both periods was driven by increased sales volume primarily in China and Brazil, which was partially offset by pricing pressures in Turkey and Russia. Higher net sales in China were primarily attributable to *Baraclude* and certain mature brands in both periods. Higher net sales in Brazil were primarily attributable to *Reyataz* in 2011 and Abilify in 2010.

No single country outside the U.S. contributed more than 10% of our total net sales in 2011, 2010 or 2009.

In general, our business is not seasonal. For information on U.S. pharmaceutical prescriber demand, reference is made to the table within "—Estimated End-User Demand" below, which sets forth a comparison of changes in net sales to the estimated total prescription growth (for both retail and mail order customers) for certain of our key products. U.S. and non-U.S. net sales are categorized based upon the location of the customer.

We recognize revenue net of gross-to-net sales adjustments that are further described in "—Critical Accounting Policies" below. Our contractual share of Abilify and Atripla sales is reflected net of all gross-to-net sales adjustments in gross sales.

The reconciliation of gross sales to net sales by each significant category of gross-to-net sales adjustments was as follows:

	Year Ended December 31,		
Dollars in Millions	**2011**	2010	2009
Gross Sales	**$ 24,007**	$ 21,681	$ 20,555
Gross-to-Net Sales Adjustments			
Charge-Backs Related to Government Programs	**(767)**	(605)	(513)
Cash Discounts	**(282)**	(255)	(253)
Managed Healthcare Rebates and Other Contract Discounts	**(752)**	(499)	(439)
Medicaid Rebates	**(536)**	(453)	(229)
Sales Returns	**(76)**	(88)	(101)
Other Adjustments	**(350)**	(297)	(212)
Total Gross-to-Net Sales Adjustments	**(2,763)**	(2,197)	(1,747)
Net Sales	**$ 21,244**	$ 19,484	$ 18,808

The activities and ending balances of each significant category of gross-to-net sales reserve adjustments were as follows:

Dollars in Millions	Charge-Backs Related to Government Programs	Cash Discounts	Managed Healthcare Rebates and Other Contract Discounts	Medicaid Rebates	Sales Returns	Other Adjustments	Total
Balance at January 1, 2010	$ 42	$ 26	$ 199	$ 166	$ 169	$ 88	$ 690
Provision related to sales made in current period	606	255	496	454	118	302	2,231
Provision related to sales made in prior periods	(1)	-	3	(1)	(30)	(5)	(34)
Returns and payments	(599)	(252)	(482)	(292)	(69)	(256)	(1,950)
Impact of foreign currency translation	-	-	-	-	(1)	(2)	(3)
Balance at December 31, 2010	$ 48	$ 29	$ 216	$ 327	$ 187	$ 127	$ 934
Provision related to sales made in current period	767	282	752	541	120	357	2,819
Provision related to sales made in prior periods	-	-	-	(5)	(44)	(7)	(56)
Returns and payments	(764)	(283)	(550)	(452)	(101)	(296)	(2,446)
Impact of foreign currency translation	-	-	(1)	-	(1)	-	(2)
Balance at December 31, 2011	**$ 51**	**$ 28**	**$ 417**	**$ 411**	**$ 161**	**$ 181**	**$ 1,249**

Gross-to-net sales adjustments as a percentage of worldwide gross sales were 11.5% in 2011, 10.1% in 2010 and 8.5% in 2009 and are primarily a function of gross sales trends, changes in sales mix and contractual and legislative discounts and rebates. Gross-to-net sales adjustments increased due to:

- Charge-backs related to government programs increased in both periods primarily due to reimbursements for price increases in excess of current inflation rates in the U.S.
- Managed healthcare rebates and other contract discounts increased in 2011 due to the 50% discount for patients within the Medicare Part D coverage gap.
- In 2010, Medicaid rebates increased due to the change in minimum rebates on drug sales from 15.1% to 23.1% and the extension of the Medicaid rebate rate to drugs sold to risk-based Medicaid managed care organizations. In 2011, Medicaid rebates continued to increase due to the full year impact of the expansion of Medicaid rebates to drugs used in risk-based Medicaid managed care plans and higher average net selling prices for Plavix, and higher Medicaid channel sales.
- The increase in unpaid rebates was due in part to timing and an increasing lag in payments attributed to government agencies administrative delays.
- In 2011, sales returns included a $29 million reduction of a $44 million U.S. return reserve established in 2010 in connection with a recall of certain lots of Avalide due to lower returns than expected. Sales returns attributable to 2012 sales are expected to increase as a result of the loss of exclusivity of Plavix and Avapro/Avalide in 2012.

Key Products

Net sales of key products represented 86% of total net sales in 2011, 84% in 2010 and 81% in 2009. The following table presents U.S. and international net sales by key product, the percentage change from the prior period and the foreign exchange impact when compared to the prior period. Commentary detailing the reasons for significant variances for key products is provided below:

	Year Ended December 31,			% Change		% Change Attributable to Foreign Exchange	
Dollars in Millions	2011	2010	2009	2011 vs. 2010	2010 vs. 2009	2011 vs. 2010	2010 vs. 2009
Key Products							
Plavix (clopidogrel bisulfate)	$ **7,087**	$ 6,666	$ 6,146	6 %	8 %	-	-
U.S.	**6,622**	6,154	5,556	8 %	11 %	-	-
Non-U.S.	**465**	512	590	(9)%	(13)%	3 %	4 %
Avapro/Avalide (irbesartan/irbesartan-hydrochlorothiazide)	**952**	1,176	1,283	(19)%	(8)%	2 %	2 %
U.S.	**521**	642	722	(19)%	(11)%	-	-
Non-U.S.	**431**	534	561	(19)%	(5)%	4 %	3 %
Abilify (aripiprazole)	**2,758**	2,565	2,592	8 %	(1)%	2 %	-
U.S.	**2,037**	1,958	2,082	4 %	(6)%	-	-
Non-U.S.	**721**	607	510	19 %	19 %	6 %	(2)%
Reyataz (atazanavir sulfate)	**1,569**	1,479	1,401	6 %	6 %	2 %	-
U.S.	**760**	754	727	1 %	4 %	-	-
Non-U.S.	**809**	725	674	12 %	8 %	5 %	(1)%
Sustiva (efavirenz) Franchise	**1,485**	1,368	1,277	9 %	7 %	2 %	(1)%
U.S.	**940**	881	803	7 %	10 %	-	-
Non-U.S.	**545**	487	474	12 %	3 %	5 %	(3)%
Baraclude (entecavir)	**1,196**	931	734	28 %	27 %	5 %	3 %
U.S.	**207**	179	160	16 %	12 %	-	-
Non-U.S.	**989**	752	574	32 %	31 %	7 %	3 %
Erbitux (cetuximab)	**691**	662	683	4 %	(3)%	-	-
U.S.	**672**	646	671	4 %	(4)%	-	-
Non-U.S.	**19**	16	12	19 %	33 %	3 %	5 %
Sprycel (dasatinib)	**803**	576	421	39 %	37 %	3 %	-
U.S.	**294**	188	123	56 %	53 %	-	-
Non-U.S.	**509**	388	298	31 %	30 %	6 %	1 %
Yervoy (ipilimumab)	**360**	N/A	N/A	N/A	N/A	N/A	N/A
U.S.	**322**	N/A	N/A	N/A	N/A	N/A	N/A
Non-U.S.	**38**	N/A	N/A	N/A	N/A	N/A	N/A
Orencia (abatacept)	**917**	733	602	25 %	22 %	2 %	-
U.S.	**615**	547	467	12 %	17 %	-	-
Non-U.S.	**302**	186	135	62 %	38 %	8 %	1 %
Nulojix (belatacept)	**3**	N/A	N/A	N/A	N/A	N/A	N/A
U.S.	**3**	N/A	N/A	N/A	N/A	N/A	N/A
Non-U.S.	-	N/A	N/A	N/A	N/A	N/A	N/A
Onglyza/Kombiglyze (saxagliptin/saxagliptin and metformin)	**473**	158	24	**	**	3 %	-
U.S.	**339**	119	22	**	**	-	-
Non-U.S.	**134**	39	2	**	**	**	-
Mature Products and All Other	**2,950**	3,170	3,645	(7)%	(13)%	4 %	1 %
U.S.	**513**	545	534	(6)%	2 %	-	-
Non-U.S.	**2,437**	2,625	3,111	(7)%	(16)%	5 %	1 %

** Change in excess of 100%.

Plavix — a platelet aggregation inhibitor that is part of our alliance with Sanofi

- U.S. net sales increased in both periods primarily due to higher average net selling prices. Estimated total U.S. prescription demand decreased 5% and 1% in 2011 and 2010, respectively. We expect a rapid and material decline in Plavix sales following the loss of exclusivity in May 2012. Plavix sales will depend on erosion rates from generic competition, wholesale and retail inventory levels and expected returns.
- International net sales continue to be impacted by the launch of generic clopidogrel products in the EU and Australia. This has a negative impact on both our net sales in EU comarketing countries and Australia and our equity in net income of affiliates as it relates to our share of sales from our partnership with sanofi in Europe and Asia. We expect the continued erosion of Plavix net sales in the EU, which will impact both our international net sales and our equity in net income of affiliates. We also expect erosion of international net sales following the recent loss of exclusivity of Plavix in Canada.
- See Note 22 "Legal Proceedings and Contingencies—Plavix Litigation," for further discussion on Plavix exclusivity litigation in both the U.S. and EU.

Avapro/Avalide (known in the EU as Aprovel/Karvea) — an angiotensin II receptor blocker for the treatment of hypertension and diabetic nephropathy that is also part of the Sanofi alliance

- U.S. net sales decreased in 2011 due to market share losses subsequent to the Avalide supply shortage in the first quarter of 2011 associated with previously reported recalls. Total estimated U.S. prescription demand decreased 39% in 2011. The decrease in U.S. net sales was partially offset by higher average net selling prices and the reduction in 2011 of previously established reserves for estimated returns in connection with the recall of certain lots of Avalide during 2010 due to lower actual returns than expected. We expect a rapid, material decline in Avapro/Avalide sales following the loss of exclusivity in March 2012. International net sales decreased in 2011 due to lower demand including generic competition in certain EU markets and Canada.
- U.S. and international net sales decreased in 2010 primarily due to decreased overall demand due to generic competition in the EU and reduced supply of Avalide in addition to a $44 million sales return adjustment recorded as a result of the Avalide recall. Estimated total U.S. prescription demand decreased 17% in 2010.

Eliquis — an oral Factor Xa inhibitor for the prevention of VTE in adult patients who have undergone elective hip or knee replacement surgery and in development for the prevention and treatment of venous thromboembolic disorders and stroke prevention in patients with atrial fibrillation that is part of our strategic alliance with Pfizer

- *Eliquis* was approved in the EU for VTE prevention in May 2011 and was launched in a limited number of EU countries beginning in May 2011. Net sales were less than $1 million.

Abilify — an antipsychotic agent for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder and is part of our strategic alliance with Otsuka

- U.S. net sales increased in 2011 due to higher overall demand and average net selling prices partially offset by the reduction in our contractual share of net sales from 58% in 2010 to 53.5% in 2011. Estimated total U.S. prescription demand increased 5% in 2011.
- U.S. net sales decreased in 2010 primarily due to the reduction in our contractual share of net sales from 65% to 58% and higher Medicaid rebates from healthcare reform. The decrease was partially offset by higher average net selling prices and overall demand. Estimated total U.S. prescription demand increased 5% in 2010.
- In both periods, international net sales increased due to higher demand.

Reyataz — a protease inhibitor for the treatment of HIV

- U.S. net sales were relatively flat in 2011 and increased in 2010 primarily due to higher demand. Estimated total prescription demand increased 2% in 2011 and 4% in 2010.
- In both periods, international net sales increased primarily due to higher demand.

Sustiva Franchise — a non-nucleoside reverse transcriptase inhibitor for the treatment of HIV, which includes *Sustiva*, an antiretroviral drug, and bulk efavirenz, which is also included in the combination therapy, Atripla (efavirenz 600 mg/emtricitabine 200 mg/tenofovir disoproxil fumarate 300 mg), a product sold through our joint venture with Gilead

- U.S. net sales increased in 2011 primarily due to higher average net selling prices and higher estimated total U.S. prescription demand of 7%. U.S. net sales increased in 2010 primarily due to higher estimated total U.S. prescription demand of 7%.
- In both periods, international net sales increased primarily due to higher demand.

Baraclude — an oral antiviral agent for the treatment of chronic hepatitis B

- Net sales in both periods increased primarily due to higher demand.

Erbitux — a monoclonal antibody designed to exclusively target and block the Epidermal Growth Factor Receptor, which is expressed on the surface of certain cancer cells in multiple tumor types as well as normal cells and is currently indicated for use against colorectal cancer and head and neck cancer. Erbitux is part of our strategic alliance with Lilly.

- Sold by us almost exclusively in the U.S., net sales increased in 2011 primarily due to higher demand, including demand from the approval of Erbitux for the first-line treatment of recurrent locally or regionally advanced metastatic squamous cell carcinoma of the head and neck. Net sales in 2010 decreased primarily due to lower demand and lower average net selling prices.

Sprycel — an oral inhibitor of multiple tyrosine kinases indicated for the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase chronic myeloid leukemia with resistance or intolerance to prior therapy, including Gleevec (imatinib meslylate) and first-line treatment of adults with Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase. *Sprycel* is part of our strategic alliance with Otsuka.

- Net sales in both periods increased primarily due to higher demand and average net selling prices. Demand in 2011 was positively impacted by the approval of *Sprycel* for first-line treatment of adult patients with newly diagnosed Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase in the U.S. and the EU in the fourth quarter of 2010.

Yervoy — a monoclonal antibody for the treatment of patients with unresectable (inoperable) or metastatic melanoma

- *Yervoy* was launched in the U.S. in the second quarter of 2011 and a limited number of EU countries in the third and fourth quarters of 2011.
- Net sales of $27 million were deferred until patient infusion due to a returns policy established in the third quarter of 2011 in the U.S.

Orencia — a fusion protein indicated for adult patients with moderate to severe rheumatoid arthritis who have had an inadequate response to one or more currently available treatments, such as methotrexate or anti-tumor necrosis factor therapy

- U.S. net sales increased in both periods primarily due to higher demand, including the launch of the *Orencia* subcutaneous formulation, and higher average net selling prices.
- International net sales increased in both periods primarily due to higher demand.

Nulojix — a fusion protein with novel immunosuppressive activity targeted at prevention of kidney transplant rejection

- *Nulojix* was approved and launched in the U.S. and EU during 2011.

Onglyza/Kombiglyze — treatment for type 2 diabetes

- *Onglyza/Kombiglyze* increased in both periods primarily due to higher overall demand and launches in various countries. *Kombiglyze* was launched in the U.S. in the fourth quarter of 2010.

Mature Products and All Other — includes products which lost exclusivity in major markets and over the counter brands

- International net sales decreased in 2010 due to continued generic erosion of certain products, lower average net selling prices in Europe, the year over year impact of the rationalization and divestitures of our non-strategic product portfolio and lower demand for certain over the counter products.

The estimated U.S. prescription change data provided throughout this report includes information only from the retail and mail order channels and does not reflect product demand within other channels such as hospitals, home health care, clinics, federal facilities including Veterans Administration hospitals, and long-term care, among others. The data is provided by Wolters Kluwer Health (WK), except for *Sprycel*, and is based on the Source Prescription Audit. As of December 31, 2011, *Sprycel* demand is based upon information from the Next-Generation Prescription Service (NGPS) version 2.0 of the National Prescription Audit provided by the IMS Health (IMS). The data is a product of each respective service providers' own recordkeeping and projection processes and therefore subject to the inherent limitations of estimates based on sampling and may include a margin of error.

Prior to December 31, 2011, *Sprycel* demand was calculated based upon data obtained from the IMS Health (IMS) National Sales Perspectives Audit. Since management believes information from IMS' National Prescription Audit more accurately reflects subscriber demands trends versus pill data from IMS' National Sales Perspectives Audit, all prior year *Sprycel* data has been restated to reflect information from IMS' National Prescription Audit.

We continuously seek to improve the quality of our estimates of prescription change amounts and ultimate patient/consumer demand by reviewing the calculation methodologies employed and analyzing internal and third-party data. We expect to continue to review and refine our methodologies and processes for calculation of these estimates and will monitor the quality of our own and third parties' data used in such calculations.

We calculated the estimated total U.S. prescription change on a weighted-average basis to reflect the fact that mail order prescriptions include a greater volume of product supplied, compared to retail prescriptions. Mail order prescriptions typically reflect a 90-day prescription whereas retail prescriptions typically reflect a 30-day prescription. The calculation is derived by multiplying mail order prescription data by a factor that approximates three and adding to this the retail prescriptions. We believe that a calculation of estimated total U.S. prescription change based on this weighted-average approach provides a superior estimate of total prescription demand in retail and mail order channels. We use this methodology for our internal demand reporting.

Estimated End-User Demand

The following tables set forth for each of our key products sold in the U.S. for the years ended December 31, 2011, 2010 and 2009: (i) change in reported U.S. net sales for each year; (ii) estimated total U.S. prescription change for the retail and mail order channels calculated by us based on third-party data on a weighted-average basis, and (iii) months of inventory on hand in the wholesale distribution channel.

	Year Ended December 31,						At December 31,		
	Change in U.S. Net Sales			% Change in U.S. Total Prescriptions			Months on Hand		
Dollars in Millions	**2011**	2010	2009	**2011**	2010	2009	**2011**	2010	2009
Plavix	**8 %**	11 %	13 %	**(5)%**	(1)%	4 %	**0.5**	0.5	0.5
Avapro/Avalide	**(19)%**	(11)%	(2)%	**(39)%**	(17)%	(9)%	**0.6**	0.4	0.4
Abilify	**4 %**	(6)%	24 %	**5 %**	5 %	26 %	**0.5**	0.4	0.4
Reyataz	**1 %**	4 %	9 %	**2 %**	4 %	8 %	**0.5**	0.5	0.5
Sustiva Franchise[(a)]	**7 %**	10 %	11 %	**7 %**	7 %	10 %	**0.6**	0.4	0.5
Baraclude	**16 %**	12 %	14 %	**9 %**	12 %	13 %	**0.6**	0.6	0.5
Erbitux[(b)]	**4 %**	(4)%	(9)%	**N/A**	N/A	N/A	**0.6**	0.5	0.5
Sprycel	**56 %**	53 %	34 %	**30 %**	21 %	27 %	**0.7**	0.6	0.7
Yervoy[(b)(c)]	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**0.6**	N/A	N/A
Orencia[(b)]	**12 %**	17 %	29 %	**N/A**	N/A	N/A	**0.5**	0.6	0.5
Nulojix[(b)(c)]	**N/A**	N/A	N/A	**N/A**	N/A	N/A	**3.5**	N/A	N/A
Onglyza/Kombiglyze[(d)]	**	**	N/A	**	**	N/A	**0.5**	0.8	3.7

(a) The *Sustiva* Franchise (total revenue) includes sales of *Sustiva* and revenue of bulk efavirenz included in the combination therapy Atripla. The months on hand relates only to *Sustiva*.

(b) Erbitux, *Yervoy*, *Orencia* and *Nulojix* are parenterally administered products and do not have prescription-level data as physicians do not write prescriptions for these products.

(c) *Yervoy* and *Nulojix* were launched in the U.S. in the second quarter of 2011.

(d) *Onglyza* was launched in the U.S. in the third quarter of 2009. *Kombiglyze* was launched in the U.S. in the fourth quarter of 2010. *Onglyza* had 0.5 month of inventory on hand at December 31, 2010. *Kombiglyze* had 51.8 months of inventory on hand at December 31, 2010 to support the initial product launch.

** Change in excess of 100%.

Pursuant to the U.S. Securities and Exchange Commission (SEC) Consent Order described below under "—SEC Consent Order", we monitor the level of inventory on hand in the U.S. wholesaler distribution channel and outside of the U.S. in the direct customer distribution channel. We are obligated to disclose products with levels of inventory in excess of one month on hand or expected demand, subject to a de minimis exception. Estimated levels of inventory in the distribution channel in excess of one month on hand for these products were not material as of the dates indicated above. Below are U.S. products that had estimated levels of inventory in the distribution channel in excess of one month on hand at December 31, 2011, and international products that had estimated levels of inventory in the distribution channel in excess of one month on hand at September 30, 2011.

Nulojix had 3.5 months of inventory on hand in the U.S. to support the initial product launch. The inventory is nominal and is expected to be worked down in less than that amount of time as demand for this new product increases post launch.

Dafalgan, an analgesic product sold principally in Europe, had 1.1 months of inventory on hand at direct customers compared to 1.4 months of inventory on hand at December 31, 2010. The level of inventory on hand was primarily due to ordering patterns of pharmacists in France.

Fervex, a cold and flu product, had 3.0 months of inventory on hand internationally at direct customers compared to 6.4 months of inventory on hand at December 31, 2010. The level of inventory on hand decreased due to higher demand in France and Russia.

Luftal, an antacid product, had 1.5 months of inventory on hand internationally at direct customers compared to 1.3 months of inventory on hand at December 31, 2010. The level of inventory on hand was primarily due to government purchasing patterns in Brazil.

In the U.S., for all products sold exclusively through wholesalers or through distributors, we generally determined our months on hand estimates using inventory levels of product on hand and the amount of out-movement provided by our three largest wholesalers, which account for approximately 90% of total gross sales of U.S. products, and provided by our distributors. Factors that may influence our estimates include generic competition, seasonality of products, wholesaler purchases in light of increases in wholesaler list prices, new product launches, new warehouse openings by wholesalers and new customer stockings by wholesalers. In addition, these estimates are calculated using third-party data, which may be impacted by their recordkeeping processes.

For our businesses outside of the U.S., we have significantly more direct customers. Limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. In cases where direct customer product level inventory, ultimate patient/consumer demand or out-movement data does not exist or is otherwise not available, we have developed a variety of other methodologies to estimate such data, including using such factors as historical sales made to direct customers and third-party market research data related to prescription trends and end-user demand. Accordingly, we rely on a variety of methods to estimate direct customer product level inventory and to calculate months on hand. Factors that may affect our estimates include generic competition, seasonality of products, direct customer purchases in light of price increases, new product launches, new warehouse openings by direct customers, new customer stockings by direct customers and expected direct customer purchases for governmental bidding situations.

Expenses

	Net Sales			% Change	
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Cost of products sold	**$ 5,598**	$ 5,277	$ 5,140	6 %	3 %
Marketing, selling and administrative	**4,203**	3,686	3,946	14 %	(7)%
Advertising and product promotion	**957**	977	1,136	(2)%	(14)%
Research and development	**3,839**	3,566	3,647	8 %	(2)%
Provision for restructuring	**116**	113	136	3 %	(17)%
Litigation expense, net	**-**	(19)	132	(100)%	**
Equity in net income of affiliates	**(281)**	(313)	(550)	(10)%	(43)%
Other (income)/expense	**(169)**	126	(381)	**	**
Total Expenses	**$ 14,263**	$ 13,413	$ 13,206	6 %	2 %

** Change is in excess of 100%.

Cost of products sold

Cost of products sold consists of material costs, internal labor and overhead from our owned manufacturing sites, third-party processing costs, other supply chain costs and the settlement of foreign currency forward contracts that are used to hedge forecasted intercompany inventory purchase transactions. Essentially all of these costs are managed primarily through our global manufacturing organization, referred to as Technical Operations. Discovery royalties attributed to licensed products in connection with alliances, profit sharing payments in certain collaborations, and the amortization of acquired developed technology costs from business combinations and milestone payments that occur on or after regulatory approval are also included in cost of products sold.

Cost of products sold can vary between periods as a result of product mix (particularly resulting from royalties and profit sharing expenses in connection with our alliances), price, inflation and costs attributed to the rationalization of manufacturing sites resulting in accelerated depreciation, impairment charges and other stranded costs. In addition, changes in foreign currency may also provide volatility given a high percentage of total costs are denominated in foreign currencies.

The increase in cost of products sold in both periods was primarily attributable to higher sales volume resulting in additional royalties, collaboration fees, and profit sharing expense, and unfavorable foreign exchange. Cost of products sold as a percentage of net sales were 26.4% in 2011, 27.1% in 2010, and 27.3% in 2009 and reflected more favorable product mix during 2011 and 2010.

Marketing, selling and administrative

Marketing, selling and administrative expenses consist of salary and benefit costs, third-party professional and marketing fees, outsourcing fees, shipping and handling costs and other expenses that are not attributed to product manufacturing costs or research and development expenses. Most of these expenses are managed through regional commercialization functions or global functions such as finance, law, information technology and human resources.

- The increase in 2011 was primarily attributed to the annual pharmaceutical company fee ($220 million), unfavorable foreign exchange and higher marketing costs to support new launches and key products and to a lesser extent, higher bad debt expense in the EU, charitable funding and information technology expenses.
- The decrease in 2010 was primarily attributed to the reduction in sales related activities of certain key products to coincide with their respective life cycle; prior year impact of a $100 million funding payment made to the BMS Foundation; reduction in our Abilify sales force as Otsuka established it own sales force for promotion of Abilify, *Sprycel* and *Ixempra*; reduced project standardization implementation costs from the 2009 role out of new accounting and human resource related systems; and overall efficiencies gained from continuous improvement initiatives.

Advertising and product promotion

Advertising and product promotion expenses consist of related media, sample and direct to consumer programs.

- The decrease in 2010 was primarily attributed to lower spending on the promotion of certain key products to coincide with their product life cycle and Otsuka's reimbursement of certain Abilify, *Sprycel* and *Ixempra* advertising and product promotion expenses partially offset by increased spending for the *Onglyza* launch and other pipeline products.

Research and development

Research and development expenses consist of salary and benefit costs, third-party grants and fees paid to clinical research organizations, supplies and facility costs. Total research and development expenses include the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, as well as clinical trials and medical support of marketed products, proportionate allocations of enterprise-wide costs, and other appropriate costs. These expenses also include third-party licensing fees that are typically paid upfront as well as when regulatory or other contractual milestones are met. Certain expenses are shared with alliance partners based upon contractual agreements.

Most expenses are managed by our global research and development organization of which, approximately $2.0 billion of the total spend was attributed to development activities with the remainder attributed to preclinical and research activities. These expenses can vary between periods for a number of reasons, including the timing of upfront, milestone and other licensing payments.

- The increase in 2011 was attributed to higher upfront, milestone and other licensing payments, unfavorable foreign exchange, and additional development costs resulting from the acquisition of ZymoGenetics. Upfront, milestone and other licensing payments were $207 million in 2011 which included an $88 million payment associated with an amendment of an intellectual property license agreement for *Yervoy* prior to its FDA approval and payments to Abbott Laboratories (Abbott), Innate, Ambrx, Alder Biopharmaceuticals, Inc. (Alder), and Nissan Chemical Industries, Ltd. and Teijin Pharma Limited (Nissan and Teijin) for exclusive licenses to develop and commercialize certain programs and compounds.

- The decrease in 2010 was attributed to lower upfront, milestone and other licensing payments partially offset by additional spending to support our maturing pipeline and compounds obtained from our string-of-pearls strategy. Upfront, milestone and other licensing payments were $132 million in 2010 primarily attributed to Exelixis, Allergan Inc. and Abbott and $347 million in 2009 primarily attributed to ZymoGenetics, Alder, and Nissan and Teijin.

Provision for restructuring

The provision for restructuring was primarily attributable to employee termination benefits for continuous improvement initiatives.

Litigation expense, net

The 2009 amount was primarily due to a $125 million securities litigation settlement.

Equity in net income of affiliates

Equity in net income of affiliates was primarily related to our international partnership with Sanofi and varies based on international Plavix net sales included within this partnership.

- The decrease in 2010 is attributed to the impact of an alternative salt form of clopidogrel and generic clopidogrel competition on international Plavix net sales that commenced in 2009. For additional information, see Note 3 "Alliances and Collaborations."

Other (income)/expense

Other (income)/expense includes:

	Year Ended December 31,		
Dollars in Millions	**2011**	2010	2009
Interest expense	**$ 145**	$ 145	$ 184
Interest income	**(91)**	(75)	(54)
Impairment and loss on sale of manufacturing operations	**-**	236	-
Gain on sale of product lines, businesses and assets	**(37)**	(39)	(360)
Other income received from alliance partners	**(140)**	(136)	(148)
Pension curtailment and settlement charges	**10**	28	43
Litigation charges/(recoveries)	**(25)**	-	-
Product liability charges/(recoveries)	**31**	17	(6)
Other	**(62)**	(50)	(40)
Other (income)/expense	**$ (169)**	$ 126	$ (381)

- Impairment and loss on sale of manufacturing operations was primarily attributed to the disposal of our manufacturing operations in Latina, Italy in 2010.
- Gain on sale of product lines, businesses and assets was primarily related to the sale of mature brands, including businesses within Indonesia and Australia in 2009.
- Other income from alliance partners includes income earned from the Sanofi partnership and amortization of certain upfront, milestone and other licensing payments related to other alliances.
- Pension curtailment and settlement charges were primarily attributed to amendments which eliminated the crediting of future benefits related to service for U.S. pension plan participants. These amendments resulted in a curtailment charge of $6 million and $25 million during 2010 and 2009, respectively. The remainder of the charges resulted from lump sum payments in certain plans which exceeded the sum of plan interest costs and service costs, resulting in an acceleration of a portion of previously deferred actuarial losses. Additional charges may be recognized in the future, particularly with the U.S. pension plans due to a lower threshold resulting from the elimination of service costs and potentially higher lump sum payments. See Note 19 "Pension, Postretirement and Postemployment Liabilities" for further detail.
- Product liability charges in 2011 and 2010 were for additional reserves in connection with the breast implant settlement program and hormone replacement therapy products.

Non-GAAP Financial Measures

Our non-GAAP financial measures, including non-GAAP earnings and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items that due to their significant and/or unusual nature are evaluated on an individual basis. These items are excluded from segment income. Similar charges or gains for some of these items have been recognized in prior periods and it is reasonably possible that they could reoccur in future periods. Non-GAAP information is intended to portray the results of our baseline performance which include the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceutical products on a global basis and to enhance an investor's overall understanding of our past financial performance and prospects for the future. For example, non-GAAP earnings and EPS information is an indication of our baseline performance before items that are considered by us to not be reflective of our ongoing results. In addition, this information is among the primary indicators we use as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting for future periods. This information is not intended to be considered in isolation or as a substitute for net earnings or diluted EPS prepared in accordance with GAAP.

Bristol-Myers Squibb

Specified items were as follows:

Dollars in Millions, except per share data	Year Ended December 31, 2011	2010	2009
Cost of products sold*	**$ 75**	$ 113	$ 123
Process standardization implementation costs	**29**	35	110
BMS foundation funding initiative	**-**	-	100
Marketing, selling and administrative	**29**	35	210
Upfront, milestone and other licensing payments	**207**	132	347
IPRD impairment	**28**	10	-
Research and development	**235**	142	347
Provision for restructuring	**116**	113	136
Litigation expense/(recoveries)	**-**	(19)	132
Impairment and loss on sale of manufacturing operations	**-**	236	-
Gain on sale of product lines, businesses and assets	**(12)**	-	(360)
Pension curtailment and settlement charges	**13**	18	36
Acquisition related items	**-**	10	(10)
Litigation charges/(recoveries)	**(22)**	-	-
Product liability charges/(recoveries)	**31**	17	(5)
Loss on sale of investments	**-**	-	31
Debt repurchase	**-**	-	(7)
Upfront, milestone and other licensing receipts	**(20)**	-	-
Other (income)/expense	**(10)**	281	(315)
Decrease to pretax income	**445**	665	633
Income tax on items above	**(136)**	(180)	(205)
Out-of period tax adjustment	**-**	(59)	-
Specified tax (benefit)/charge**	**(97)**	207	-
Income taxes	**(233)**	(32)	(205)
Decrease to net earnings	**$ 212**	$ 633	$ 428

* Specified items included in cost of products sold include accelerated depreciation, asset impairment, and other shutdown costs.

** The 2011 specified tax benefit relates to releases of tax reserves that were specified in prior periods. The 2010 specified tax charge relates to a tax charge from additional U.S. taxable income from earnings of foreign subsidiaries previously considered to be permanently reinvested offshore.

The reconciliations from GAAP to Non-GAAP were as follows:

Dollars in Millions, except per share data	Year Ended December 31, 2011	2010	2009
Net Earnings Attributable to BMS - GAAP	**$ 3,709**	$ 3,102	$ 3,239
Earnings attributable to unvested restricted shares	**(8)**	(12)	(17)
Net Earnings Attributable to BMS used for Diluted EPS Calculation - GAAP	**$ 3,701**	$ 3,090	$ 3,222
Net Earnings Attributable to BMS - GAAP	**$ 3,709**	$ 3,102	$ 3,239
Less Specified Items	**212**	633	428
Net Earnings Attributable to BMS - Non-GAAP	**3,921**	3,735	3,667
Earnings attributable to unvested restricted shares	**(8)**	(12)	(17)
Net Earnings Attributable to BMS used for Diluted EPS Calculation - Non-GAAP	**$ 3,913**	$ 3,723	$ 3,650
Average Common Shares Outstanding - Diluted	**1,717**	1,727	1,978
Diluted EPS Attributable to BMS - GAAP	**$ 2.16**	$ 1.79	$ 1.63
Diluted EPS Attributable to Specified Items	**0.12**	0.37	0.22
Diluted EPS Attributable to BMS - Non-GAAP	**$ 2.28**	$ 2.16	$ 1.85

Income Taxes

The effective income tax rate on earnings from continuing operations before income taxes was 24.7% in 2011, 25.7% in 2010 and 21.1% in 2009. The effective income tax rate is lower than the U.S. statutory rate of 35% due to our decision to indefinitely reinvest the earnings for certain of our manufacturing operations in Ireland and Puerto Rico. We have favorable tax rates in Ireland and Puerto Rico under grants not scheduled to expire prior to 2023.

Fluctuations in the effective tax rate were impacted by a $207 million tax charge in 2010, earnings mix between high and low tax jurisdictions, contingent tax matters and changes in prior period estimates upon finalizing tax returns. For a detailed discussion of changes in the effective tax rate, see Note 8 "Income Taxes." Our future effective tax rate will also be adversely affected if the research and development tax credit is not extended.

Discontinued Operations

On December 23, 2009, we completed a split-off of our remaining interest in Mead Johnson by means of an exchange offer to BMS shareholders. See Note 5 "Mead Johnson Initial Public Offering and Split-off."

Noncontrolling Interest

Noncontrolling interest is primarily related to our partnerships with Sanofi for the territory covering the Americas related to Plavix net sales. See Note 3 "Alliances and Collaborations." The increase in noncontrolling interest corresponds to increased net sales of Plavix in the U.S. Following the expected loss of exclusivity of Plavix and Avapro/Avalide in the U.S. during 2012, we expect a significant decrease in net earnings attributable to noncontrolling interest. Net earnings from discontinued operations attributable to noncontrolling interest primarily relates to the 16.9% publicly owned portion of Mead Johnson prior to our complete divestiture from the split-off. A summary of noncontrolling interest is as follows:

	Year Ended December 31,		
Dollars in Millions	2011	2010	2009
Sanofi partnerships	$ **2,323**	$ 2,074	$ 1,717
Other	**20**	20	26
Noncontrolling interest-pre-tax	**2,343**	2,094	1,743
Income taxes	**(792)**	(683)	(562)
Net earnings from continuing operations attributable to noncontrolling interest-net of taxes	**1,551**	1,411	1,181
Net earnings from discontinued operations attributable to noncontrolling interest-net of taxes	**-**	-	69
Net earnings attributable to noncontrolling interest-net of taxes	$ **1,551**	$ 1,411	$ 1,250

Financial Position, Liquidity and Capital Resources

Our net cash position was as follows:

Dollars in Millions	2011	2010
Cash and cash equivalents	$ **5,776**	$ 5,033
Marketable securities—current	**2,957**	2,268
Marketable securities—non-current	**2,909**	2,681
Total cash, cash equivalents and marketable securities	**11,642**	9,982
Short-term borrowings, including current portion of long-term debt	**(115)**	(117)
Long-term debt	**(5,376)**	(5,328)
Net cash position	$ **6,151**	$ 4,537

We maintain a significant level of working capital, which was approximately $7.5 billion at December 31, 2011 and $6.5 billion at December 31, 2010. In 2012 and future periods, we expect cash generated by our U.S. operations, together with existing cash, cash equivalents, marketable securities and borrowings from the capital markets, to be sufficient to cover cash needs for dividends, common stock repurchases, debt repurchases, strategic alliances and acquisitions (including the acquisition of Inhibitex for $2.5 billion), milestone payments, working capital and capital expenditures. We do not rely on short-term borrowings to meet our current liquidity needs.

Cash, cash equivalents and marketable securities held in the U.S. was $8.7 billion at December 31, 2011. Approximately $2.3 billion of the remaining $2.9 billion is held in low tax jurisdictions and is attributable to earnings that are expected to be indefinitely reinvested offshore. Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and other taxes.

Our investment portfolio includes non-current marketable securities which are subject to changes in fair value as a result of interest rate fluctuations and other market factors, which may impact our results of operations. Our investment policy places limits on these investments and the amount and time to maturity of investments with any institution. The policy also requires that investments are only entered into with corporate and financial institutions that meet high credit quality standards. See Note 10 "Financial Instruments."

As discussed in "—Strategy" above, the loss of exclusivity in the U.S. for our largest product, Plavix, in May 2012 is expected to result in a rapid, precipitous, material decline in operating cash flow. Additional regulations in the U.S. could be passed in the future which could further reduce our results of operations, operating cash flow, liquidity and financial flexibility. We also continue to monitor the potential impact of the economic conditions in certain European countries and the related impact on prescription trends, pricing discounts, creditworthiness of our customers, and our ability to collect outstanding receivables from our direct customers. Currently, we believe these economic conditions in the EU will not have a material impact on our liquidity, cash flow or financial flexibility.

As a mechanism to limit our overall credit exposures, and an additional source of liquidity, we sell trade receivables to third parties, principally from wholesalers in Japan and certain government-backed entities in Italy, Portugal and Spain. Sales of trade receivables totaled approximately $1.1 billion in 2011, $932 million in 2010, and $660 million in 2009. The amount of trade receivables sold in Italy, Portugal, and Spain was $484 million in 2011, $477 million in 2010, and $413 million in 2009, and may not be available to be factored in the future due to the ongoing European sovereign debt crisis. Our sales agreements do not allow for recourse in the event of uncollectibility and we do not retain interest to the underlying asset once sold.

In September 2011, the Company replaced its $2.0 billion revolving credit facility with a new $1.5 billion five year revolving credit facility from a syndicate of lenders, which contains customary terms and conditions and is extendable on any anniversary date with the consent of the lenders. There are no financial covenants under the new facility. There were no borrowings outstanding under either revolving credit facility at December 31, 2011 or December 31, 2010.

We continue to manage our operating cash flows with initiatives designed to improve working capital items that are most directly affected by changes in sales volume, such as receivables, inventories, and accounts payable. The following summarizes these components expressed as a percentage of trailing twelve months' net sales:

Dollars in Millions	December 31, 2011	% of Trailing Twelve Month Net Sales	December 31, 2010	% of Trailing Twelve Month Net Sales
Net trade receivables	$ **2,250**	10.6 %	$ 1,985	10.2 %
Inventories	**1,384**	6.5 %	1,204	6.2 %
Accounts payable	**(2,603)**	(12.2)%	(1,983)	(10.2)%
Total	$ **1,031**	4.9 %	$ 1,206	6.2 %

Credit Ratings

Moody's Investors Service (Moody's) long-term and short-term credit ratings are currently A2 and Prime-1, respectively, and their long-term credit outlook remains stable. Standard & Poor's (S&P) long-term and short-term credit ratings are currently A+ and A-1, respectively, and their long-term credit outlook remains stable. Fitch Ratings (Fitch) long-term and short-term credit ratings are currently A+ and F1, respectively, and their long-term credit outlook remains negative. Our credit ratings are considered investment grade. These long-term ratings designate that we have a low default risk but are somewhat susceptible to adverse effects of changes in circumstances and economic conditions. These short-term ratings designate that we have the strongest capacity for timely repayment.

Cash Flows

The following is a discussion of cash flow activities:

Dollars in Millions	2011	2010	2009
Cash flow provided by/(used in):			
Operating activities	$ **4,840**	$ 4,491	$ 4,065
Investing activities	**(1,437)**	(3,812)	(4,380)
Financing activities	**(2,657)**	(3,343)	(17)

Operating Activities

Cash flow from operating activities represents the cash receipts and cash disbursements from all of our activities other than investing activities and financing activities. Operating cash flow is derived by adjusting net earnings for noncontrolling interest, non-cash operating items, gains and losses attributed to investing and financing activities and changes in operating assets and liabilities resulting from timing differences between the receipts and payments of cash and when the transactions are recognized in our results of operations. As a result, changes in cash from operating activities reflect the timing of cash collections from customers and alliance partners; payments to suppliers, alliance partners and employees; pension contributions and tax payments in the ordinary course of business. Our operating cash flow continued to benefit from improved operating performance, working capital initiatives, and higher unpaid rebates due in part to timing and an increasing lag in payments to managed care organizations attributed to government agencies' administrative delays.

Investing Activities

- Net purchases of marketable securities were $859 million in 2011, $2.6 billion in 2010 and $1.4 billion in 2009. Investments in time deposits and highly-rated corporate debt securities with maturities greater than 90 days were increased to manage our return on investment.
- Cash was used to fund the acquisitions of Amira for $360 million (including a $50 million contingent payment) in 2011, ZymoGenetics for $829 million in 2010 and Medarex for $2.2 billion in 2009.
- Capital expenditures were $367 million in 2011, $424 million in 2010, and $730 million in 2009, including costs related to our Devens biologics facility and other costs to support several manufacturing initiatives.
- Proceeds of $310 million were received from the sale of businesses within the Asia-Pacific region in 2009.
- Mead Johnson cash included in the 2009 split-off transaction was $561 million.

Financing Activities

- Dividend payments were $2.3 billion in 2011, $2.2 billion in 2010 and $2.5 billion in 2009. Dividends declared per common share were $1.33 in 2011, $1.29 in 2010 and $1.25 in 2009. In December 2011, we declared a quarterly dividend of $0.34 per common share and expect to pay a dividend for the full year of 2012 of $1.36 per share. Dividend decisions are made on a quarterly basis by our Board of Directors.
- A $3.0 billion stock repurchase program was authorized in May 2010, resulting in the repurchase of common stock of $1.2 billion in 2011 and $576 million in 2010.
- Management periodically evaluates potential opportunities to repurchase certain debt securities and terminate certain interest rate swap contracts prior to their maturity. Cash outflows related to the repurchase of debt were $78 million in 2011, $855 million in 2010 and $132 million in 2009. Proceeds from the termination of interest rate swap contracts were $296 million in 2011, $146 million in 2010 and $194 million in 2009.
- Proceeds from the issuances of common stock resulting from stock option exercises were $601 million (including $48 million of cash retained from excess tax benefits) in 2011, $252 million in 2010 and $45 million in 2009. The issuance of common stock as a result of stock option exercises will vary each period based upon fluctuations in the market value of our stock relative to the exercise price of the stock options and other factors.
- Proceeds of $2.3 billion were received from the Mead Johnson initial public offering and the issuance of Mead Johnson Notes in 2009.

Contractual Obligations

Payments due by period for our contractual obligations at December 31, 2011 were as follows:

	Obligations Expiring by Period						
Dollars in Millions	Total	2012	2013	2014	2015	2016	Later Years
Short-term borrowings	$ 115	$ 115	$ -	$ -	$ -	$ -	$ -
Long-term debt	4,669	-	597	-	-	652	3,420
Interest on long-term debt[(a)]	4,733	251	252	223	227	230	3,550
Operating leases	722	136	122	113	96	93	162
Purchase obligations	2,067	659	494	382	206	171	155
Uncertain tax positions[(b)]	105	105	-	-	-	-	-
Other long-term liabilities	384	-	59	43	41	33	208
Total[(c)]	$ 12,795	$ 1,266	$ 1,524	$ 761	$ 570	$ 1,179	$ 7,495

(a) Includes estimated future interest payments on our short-term and long-term debt securities. Also includes accrued interest payable recognized on our consolidated balance sheets, which consists primarily of accrued interest on short-term and long-term debt as well as accrued periodic cash settlements of derivatives.

(b) Due to the uncertainty related to the timing of the reversal of uncertain tax positions, only the short-term uncertain tax benefits have been provided in the table above. See Note 8 "Income Taxes" for further detail.

(c) The table above excludes future contributions by us to our pensions, postretirement and postemployment benefit plans. Required contributions are contingent upon numerous factors including minimum regulatory funding requirements and the funded status of each plan. Due to the uncertainty of such future obligations, they are excluded from the table. Contributions for both U.S. and international plans are expected to be up to $430 million in 2012. See Note 19 "Pension, Postretirement and Postemployment Liabilities" for further detail.

In addition to the above, we are committed to $5.5 billion (in the aggregate) of potential future research and development milestone payments to third parties as part of in-licensing and development programs. Early stage milestones, defined as milestones achieved through Phase III clinical trials, comprised $1.0 billion of the total committed amount. Late stage milestones, defined as milestones achieved post Phase III clinical trials, comprised $4.5 billion of the total committed amount. Payments under these agreements generally are due and payable only upon achievement of certain developmental and regulatory milestones, for which the specific timing cannot be predicted. In addition to certain royalty obligations that are calculated as a percentage of net sales, some of these agreements also provide for sales-based milestones aggregating $2.0 billion that we would be obligated to pay to alliance partners upon achievement of certain sales levels. We also have certain manufacturing, development, and commercialization obligations in connection with alliance arrangements. It is not practicable to estimate the amount of these obligations. See Note 3 "Alliances and Collaborations" for further information regarding our alliances.

For a discussion of contractual obligations, see Note 19 "Pension, Postretirement and Postemployment Liabilities," Note 10 "Financial Instruments" and Note 21 "Leases."

SEC Consent Order

As previously disclosed, on August 4, 2004, we entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10 to our quarterly report on Form 10-Q for the period ended September 30, 2004.

Under the terms of the Consent, we agreed, subject to certain defined exceptions, to limit sales of all products sold to our direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. We also agreed in the Consent to certain measures that we have implemented including: (a) establishing a formal review and certification process of our annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer our accounting and financial reporting processes; (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that our budget process gives appropriate weight to inputs that come from the bottom to the top, and not just from the top to the bottom, and adequately documenting that process.

We have established a company-wide policy to limit our sales to direct customers for the purpose of complying with the Consent. This policy includes the adoption of various procedures to monitor and limit sales to direct customers in accordance with the terms of the Consent. These procedures include a governance process to escalate to appropriate management levels potential questions or concerns regarding compliance with the policy and timely resolution of such questions or concerns. In addition, compliance with the policy is monitored on a regular basis.

We maintain inventory management agreements (IMAs) with our U.S. pharmaceutical wholesalers, which account for nearly 100% of total gross sales of U.S. biopharmaceuticals products. Under the current terms of the IMAs, our wholesaler customers provide us with weekly information with respect to months on hand product-level inventories and the amount of out-movement of products. The three largest wholesalers currently account for approximately 90% of total gross sales of U.S. BioPharmaceuticals products. The inventory information received from our wholesalers, together with our internal information, is used to estimate months on hand product level inventories at these wholesalers. We estimate months on hand product inventory levels for our U.S. BioPharmaceuticals business's wholesaler customers other than the three largest wholesalers by extrapolating from the months on hand calculated for the three largest wholesalers. In contrast, for our biopharmaceuticals business outside of the U.S., we have significantly more direct customers, limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. Accordingly, we rely on a variety of methods to estimate months on hand product level inventories for these business units.

We believe the above-described procedures provide a reasonable basis to ensure compliance with the Consent.

Recently Issued Accounting Standards

See Note 1 "Accounting Policies" for discussion of the impact related to recently issued accounting standards.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the U.S. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. New discounts under the 2010 U.S. healthcare reform law, such as the Medicare coverage gap and managed Medicaid require additional assumptions due to the lack of historical claims experience and increasing lag in claims data. In addition, the new pharmaceutical company fee estimate is subject to external data including the Company's relative share of industry results. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary from these estimates. These accounting policies were discussed with the Audit Committee of the Board of Directors.

Revenue Recognition

Our accounting policy for revenue recognition has a substantial impact on reported results and relies on certain estimates. We recognize revenue when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, collectability is reasonably assured and title and substantially all of the risks and rewards of ownership have transferred, which is generally at time of shipment (net of the gross-to-net sales adjustments discussed below, all of which involve significant estimates and judgments).

Gross-to-Net Sales Adjustments

The following categories of gross-to-net sales adjustments involve significant estimates and judgments and require us to use information from external sources. See "—Net Sales" above for further discussion and analysis of each significant category of gross-to-net sales adjustments.

<u>Charge-backs related to government programs</u>

Our U.S. businesses participate in programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties, including covered entities under the 340B Drug Pricing Program, whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower program price and the wholesalers then charge us the difference between their acquisition cost and the lower program price. We account for these charge-backs by reducing accounts receivable in an amount equal to our estimate of charge-back claims attributable to a sale. Our estimate of these charge-backs is primarily based on historical experience regarding these programs' charge-backs and current contract prices under the programs. We consider chargeback payments, levels of inventory in the distribution channel, and our claim processing time lag and adjust the reserve to reflect actual experience.

Cash discounts

In the U.S. and certain other countries, we offer cash discounts as an incentive for prompt payment, generally approximating 2% of the sales price. We account for estimated cash discounts by reducing accounts receivable based on historical claims experience and adjust the reserve to reflect actual experience.

Managed healthcare rebates and other contract discounts

We offer rebates and discounts to managed healthcare organizations in the U.S. which manage prescription drug programs and Medicare Advantage prescription drug plans covering the Medicare Part D drug benefit in addition to their commercial plans, as well as globally to other contract counterparties such as hospitals and group purchasing organizations. Beginning in 2011, the rebates for the Medicare Part D program included a 50% discount on the Company's brand-name drugs to patients who fall within the Medicare Part D coverage gap. In addition, we accrue rebates under U.S. Department of Defense TRICARE Retail Pharmacy Refund Program. We account for these rebates and discounts by establishing an accrual primarily based on historical experience and current contract prices. We consider the sales performance of products subject to these rebates and discounts, an increasing level of unbilled claims, and levels of inventory in the distribution channel and adjust the accrual to reflect actual experience.

Medicaid rebates

Our U.S. businesses participate in state government Medicaid programs as well as certain other qualifying Federal and state government programs whereby discounts and rebates are provided to participating state and local government entities. Discounts and rebates provided through these programs are included in our Medicaid rebate accrual and are considered Medicaid rebates for the purposes of this discussion. Retroactive to January 1, 2010, minimum rebates on Medicaid drug sales increased from 15.1% to 23.1%. Medicaid rebates have also been extended to drugs used in managed Medicaid plans beginning in March 2010. We account for Medicaid rebates by establishing an accrual primarily based on historical experience as well as any expansion on a prospective basis of our participation in programs, legal interpretations of applicable laws, and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, an increasing amount of unbilled managed Medicaid claims, and levels of inventory in the distribution channel and adjust the accrual to reflect actual experience.

Sales returns

We account for sales returns by establishing an accrual in an amount equal to our estimate of sales recognized for which the related products are expected to be returned primarily as a result of product expirations. For returns of established products, we determine our estimate of the sales return accrual primarily based on historical experience regarding sales returns, but also consider other factors that could impact sales returns. These factors include levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products, introductions of competitive new products and instances of expected precipitous declines in demand such as following the loss of exclusivity. We consider all of these factors and adjust the accrual to reflect actual experience.

Sales returns accruals from new products are estimated and primarily based on the historical sales returns experience of similar products, such as those within the same line of product or those within the same or similar therapeutic category. In limited circumstances, where the new product is not an extension of an existing line of product or where we have no historical experience with products in a similar therapeutic category, such that we cannot reliably estimate expected returns of the new product, we defer recognition of revenue until the right of return no longer exists or until we have developed sufficient historical experience to estimate sales returns. Estimated levels of inventory in the distribution channel and projected demand are also considered for new products. *Yervoy* net sales of $27 million were deferred until patient infusion due to a returns policy established in the third quarter of 2011 in the U.S.

Pharmaceutical Company Fee (Pharma Fee)

In 2011, we began paying an annual non-tax-deductible fee to the federal government based on an allocation of our market share of branded prior year sales to certain government programs including Medicare, Medicaid, Department of Veterans Affairs, Department of Defense and TRICARE. The 2011 Pharma fee amount will not be finalized until 2012 and preliminary funding in 2011 was based on information that is on a one-year lag. The Pharma fee is calculated based on market data of the Company as well as other industry participants for which the Company does not have full visibility. This fee is classified for financial reporting purposes as an operating expense.

Use of information from external sources

We use information from external sources to estimate gross-to-net sales adjustments. Our estimate of inventory at the wholesalers are based on the projected prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their recordkeeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals.

We have also continued the practice of combining retail and mail prescription volume on a retail-equivalent basis. We use this methodology for internal demand forecasts. We also use information from external sources to identify prescription trends, patient demand and average selling prices. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information.

Retirement Benefits

Pension and postretirement benefit plans are accounted for using actuarial valuations that include key assumptions for discount rates and expected long-term rates of return on plan assets. In consultation with our actuaries, these key assumptions and others such as salary growth, retirement, turnover, healthcare trends and mortality rates are evaluated and selected based on expectations or actual experience during each remeasurement date. Pension expense could vary within a range of outcomes and have a material effect on reported earnings, projected benefit obligations and future cash funding. Actual results in any given year may differ from those estimated because of economic and other factors.

The yield on high quality corporate bonds that coincides with the cash flows of the plans' estimated payouts is used in determining the discount rate. The Citigroup Pension Discount curve is used for the U.S. plans. The U.S. plans' pension expense for 2011 was determined using a 5.25% weighted-average discount rate. The present value of benefit obligations at December 31, 2011 for the U.S. plans was determined using a 4.25% discount rate. If the discount rate used in determining the U.S. plans' pension expense for 2011 had been reduced by 1%, such expense would have increased by approximately $16 million. If the assumed discount rate used in determining the projected benefit obligation at December 31, 2011 had been reduced by 1%, the projected benefit obligation would have increased by approximately $1.1 billion.

The expected long-term rate of return on plan assets is estimated considering expected returns for individual asset classes with input from external advisors. We also consider long-term historical returns including actual performance compared to benchmarks for similar investments. The U.S. plans' pension expense for 2011 was determined using an 8.75% expected long-term rate of return on plan assets. If the expected long-term rate of return on plan assets used in determining the U.S. plans' pension expense for 2011 had been reduced by 1%, such expense would have increased by $42 million.

For a more detailed discussion on retirement benefits, see Note 19 "Pension, Postretirement and Postemployment Liabilities."

Business Combinations

Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. When determining the fair value of intangible assets, including IPRD, we typically use the "income method." This method starts with a forecast of all of the expected future net cash flows which are risk adjusted based on estimated probabilities of technical and regulatory success and are then adjusted to present value by applying an appropriate discount rate that reflects the risk associated with the cash flow streams. All assets are valued from a market participant view. The following approaches are utilized for specific intangible assets acquired:

- IPRD values where we have a pre-existing relationship with the acquiree, we consider the terms of the respective collaboration arrangement including cost and profit sharing splits. The project's unit of account is typically a global view and would consider all potential jurisdictions and indications.
- Technology related to specific platforms is valued based upon the expected annual number of antibodies achieving an early candidate nomination status.
- Technology for commercial products is valued utilizing the multi-period excess-earnings method of the income approach under the premise that the value of the intangible asset is equal to the present value of the after-tax cash flows solely attributed to the intangible asset.
- Licenses are valued utilizing a discounted cash flow method based on estimates of future risk-adjusted milestone and royalty payments projected to be earned over the respective products estimated economic term.

Some of the more significant estimates and assumptions include:

- *Estimates of projected cash flows* – Cash flow projections represent those that would be realizable by a market participant purchaser. For IPRD, we assume initial positive cash flows to commence shortly after the receipt of expected regulatory approvals which typically may not occur for a number of years. Actual cash flows attributed to the project are likely to be different than those assumed since projections are subjected to multiple factors including trial results and regulatory matters which could materially change the respective IPRDs' ultimate commercial success as well as significantly alter the costs to develop the respective IPRD into commercially viable products.
- *Probability to Regulatory Success (PTRS) Rate* – PTRS rates are based upon industry averages considering the respective IPRD's development stage and sought after disease indications adjusted for specific information or data known about the IPRD at the time of the acquisition. Subsequent clinical results or other internal or external data obtained could alter the PTRS rate which can materially impact the intangible value.
- *Discount rate* – We select a discount rate that measures the risks inherent in the future cash flows; the assessment of the asset's life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry, as well as expected changes in standards of practice for indications addressed by the asset.
- *Useful life* – Determining the useful life of an intangible asset is based upon the period over which it is expected to contribute to future cash flows. All pertinent matters associated with the asset and the environment for which it operates are considered, including, legal, regulatory or contractual provisions as well as the effects of any obsolescence, demand, competition, and other economic factors.

See Note 4 "Acquisitions" for specific details and values assigned to assets acquired and liabilities assumed in our acquisitions of Amira on September 7, 2011, ZymoGenetics on October 12, 2010 and Medarex on September 1, 2009. Significant estimates utilized at the time of the valuations to support the fair values of the lead compounds within the acquisitions include:

Dollars in Millions		Fair value	Discount rate utilized	Phase of Development as of acquisition date	PTRS Rate utilized	Year of first projected positive cash flow
Amira – AM152	$	160	12.5%	Phase II	12.5%	2020
ZymoGenetics – pegylated-interferon lambda		310	13.5%	Phase IIb	47.6%	2015
Medarex – *Yervoy*		1,046	12.0%	Phase III	36.2%	2011

Impairment

Goodwill

Goodwill is tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is considered impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. Geographical reporting units are aggregated for impairment testing purposes. Based upon our most recent annual impairment test completed during the first quarter of 2011, the fair value of goodwill is substantially in excess of the related carrying value.

For discussion on goodwill, acquired in-process research and development and other intangible assets, see Note 1 "Accounting Policies—Goodwill, Acquired In-Process Research and Development and Other Intangible Assets."

Indefinite-Lived Intangible Assets, including IPRD

Indefinite-lived intangible assets not subject to amortization are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. We consider various factors including the stage of development, current legal and regulatory environment and the competitive landscape. Adverse trial results, significant delays in obtaining marketing approval, and the inability to bring the respective product to market could result in the related intangible assets to be partially or fully impaired. For commercialized products, the inability to meet sales forecasts could result in the related intangible assets to be partially or fully impaired.

Considering the industry's success rate of bringing developmental compounds to market, IPRD impairment charges may occur in future periods. We recognized charges of $28 million in 2011 and $10 million in 2010 related to three Medarex projects for which development has ceased.

Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, contractual claims and tax matters. We recognize accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These estimates are subject to uncertainties that are difficult to predict and, as such, actual results could vary from these estimates.

For discussions on contingencies, see Note 1 "Accounting Policies—Contingencies," Note 8 "Income Taxes" and Note 22 "Legal Proceedings and Contingencies."

Income Taxes

Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. These judgments are subject to change. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. Our deferred tax assets were $3.2 billion, net of valuation allowances of $3.9 billion at December 31, 2011 and $3.1 billion, net of valuation allowances of $1.9 billion at December 31, 2010.

We recognized deferred tax assets at December 31, 2011 related to a U.S. Federal net operating loss carryforward of $251 million and a U.S. Federal research and development tax credit carryforward of $109 million. The net operating loss carryforward expires in varying amounts beginning in 2022. The research and development tax credit carryforwards expire in varying amounts beginning in 2018. The realization of these carryforwards is dependent on generating sufficient domestic-sourced taxable income prior to their expiration. Although realization is not assured, we believe it is more likely than not that these deferred tax assets will be realized.

We do not provide for taxes on undistributed earnings of foreign subsidiaries that are expected to be reinvested indefinitely offshore. During 2010, the Company completed an internal reorganization of certain legal entities which contributed to a $207 million tax charge recognized in the fourth quarter of 2010. It is possible that U.S. tax authorities could assert additional material tax liabilities arising from the reorganization. If such assertion were to occur, the Company would vigorously challenge any such assertion and believes it would prevail; however there can be no assurance of such a result.

Prior to the Mead Johnson split-off the following transactions occurred: (i) an internal spin-off of Mead Johnson shares while still owned by us; (ii) conversion of Mead Johnson Class B shares to Class A shares; and; (iii) conversion of Mead Johnson & Company to a limited liability company. These transactions as well as the split-off of Mead Johnson through the exchange offer should qualify as tax-exempt transactions under the Internal Revenue Code based upon a private letter ruling received from the Internal Revenue Service related to the conversion of Mead Johnson Class B shares to Class A shares, and outside legal opinions. We have relied upon certain assumptions, representations and covenants by Mead Johnson regarding the future conduct of its business and other matters which could effect the tax treatment of the exchange. For example, the current tax law generally creates a presumption that the exchange would be taxable to us, if Mead Johnson or its shareholders were to engage in transactions that result in a 50% or greater change in its stock ownership during a four year period beginning two years before the exchange offer, unless it is established that the exchange offer were not part of a plan or series of related transactions to effect such a change in ownership. If the internal spin-off or exchange offer were determined not to qualify as a tax exempt transaction, we could be subject to tax as if the exchange was a taxable sale by us at market value.

In addition, we had a negative basis or excess loss account (ELA) in our investment in stock of Mead Johnson prior to these transactions. We received an opinion from outside legal counsel to the effect that it is more likely than not that we eliminated the ELA as part of these transactions and do not have taxable income with respect to the ELA. The tax law in this area is complex and it is possible that even if the internal spin-off and the exchange offer is tax exempt under the Internal Revenue Code, the IRS could assert that we have additional taxable income for the period with respect to the ELA. We could be exposed to additional taxes if this were to occur. Based upon our understanding of the Internal Revenue Code and opinion from outside legal counsel, a tax reserve of $244 million was established reducing the gain on disposal of Mead Johnson included in discontinued operations.

We agreed to certain tax related indemnities with Mead Johnson as set forth in the tax sharing agreement. For example, Mead Johnson has agreed to indemnify us for potential tax effects resulting from the breach of certain representations discussed above as well as certain transactions related to the acquisition of Mead Johnson's stock or assets. We have agreed to indemnify Mead Johnson for certain taxes related to its business prior to the completion of the IPO and created as part of the restructuring to facilitate the IPO.

We established liabilities for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known.

For discussions on income taxes, see Note 1 "Accounting Policies—Income Taxes" and Note 8 "Income Taxes."

Special Note Regarding Forward-Looking Statements

This annual report and other written and oral statements we make from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "target", "may", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, our goals, plans and projections regarding our financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings and financial results, which are based on current expectations that involve inherent risks and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years. We have included important factors in the cautionary statements included in this annual report that we believe could cause actual results to differ materially from any forward-looking statement.

Although we believe we have been prudent in our plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. We undertake no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk due to changes in currency exchange rates and interest rates. As a result, certain derivative financial instruments are used when available on a cost-effective basis to hedge our underlying economic exposure. All of our financial instruments, including derivatives, are subject to counterparty credit risk which we consider as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Foreign Exchange Risk

A significant portion of our revenues, earnings and cash flow is exposed to changes in foreign currency rates. Our primary net foreign currency translation exposures are the euro, Japanese yen, Canadian dollar, Chinese renminbi and Australian dollar. Foreign currency forward contracts are used to manage foreign exchange risk that primarily arises from certain intercompany purchase transactions and we designate these derivative instruments as foreign currency cash flow hedges when appropriate. In addition, we are exposed to foreign exchange transaction risk that arises from non-functional currency denominated assets and liabilities and earnings denominated in non-U.S. dollar currencies. Foreign currency forward contracts are used to offset a portion of these exposures and are not designated as hedges. Changes in the fair value of these derivatives are recognized in earnings as incurred.

We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar at December 31, 2011, with all other variables held constant, would decrease the fair value of foreign exchange forward contracts held at December 31, 2011 by $177 million and, if realized, would negatively affect earnings over the remaining life of the contracts.

We are also exposed to translation risk on non-U.S. dollar-denominated net assets. Non-U.S. dollar borrowings are used to hedge the foreign currency exposures of our net investment in certain foreign affiliates and are designated as hedges of net investments. The effective portion of foreign exchange gains or losses on these hedges is recognized as part of the foreign currency translation component of accumulated OCI. If our net investment were to fall below the equivalent value of the euro debt borrowings, the change in the remeasurement basis of the debt would be subject to recognition in income as changes occur. For additional information, see Note 10 "Financial Instruments."

Interest Rate Risk

Fixed-to-floating interest rate swaps are used and designated as fair-value hedges as part of our interest rate risk management strategy. The swaps are intended to provide us with an appropriate balance of fixed and floating rate debt. We estimate that an increase of 100 basis points in short-term or long-term interest rates would decrease the fair value of our interest rate swaps by $64 million, excluding the effects of our counterparty and our own credit risk and, if realized, would affect earnings over the remaining life of the swaps.

Our marketable securities are subject to changes in fair value as a result of interest rate fluctuations and other market factors. Our policy is to invest only in institutions that meet high credit quality standards. We estimate that an increase of 100 basis points in interest rates in general would decrease the fair value of our debt security portfolio by approximately $66 million.

Credit Risk

Our exposure to European sovereign-backed trade receivables is not material as we continue to limit our credit exposure in certain countries more significantly impacted by the sovereign debt crisis in Europe. We have identified government-backed entities with a higher risk of default by monitoring social and economic factors including credit ratings, credit-default swap rates and debt-to-gross domestic product ratios. Although not material, we have provided additional bad debt reserves in Italy, Greece, Portugal and Spain. We also defer an immaterial amount of revenues from certain government-backed entities in Greece, Portugal and Spain as collections are not reasonably assured. We periodically sell certain non-U.S. trade receivables as a means to reduce collectability risk. Our sales agreements do not provide for recourse in the event of uncollectibility and we do not retain interest in the underlying asset once sold. The volume of trade receivables sold in Italy, Portugal, and Spain may not be sustainable in future years due to the ongoing European sovereign debt crisis.

We monitor our investments with counterparties with the objective of minimizing concentrations of credit risk. Our investment policy places limits on the amount and time to maturity of investments with any individual counterparty. The policy also requires that investments are made primarily with highly rated corporate, financial, U.S. government and government supported institutions.

The use of derivative instruments exposes us to credit risk. When the fair value of a derivative instrument contract is positive, we are exposed to credit risk if the counterparty fails to perform. When the fair value of a derivative instrument contract is negative, the counterparty is exposed to credit risk if we fail to perform our obligation. Under the terms of the agreements, posting of collateral is not required by any party whether derivatives are in an asset or liability position. We have a policy of diversifying derivatives with counterparties to mitigate the overall risk of counterparty defaults. For additional information, see Note 10 "Financial Instruments."

Bristol-Myers Squibb

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars and Shares in Millions, Except Per Share Data

EARNINGS	Year Ended December 31, 2011	2010	2009
Net Sales	$ **21,244**	$ 19,484	$ 18,808
Cost of products sold	**5,598**	5,277	5,140
Marketing, selling and administrative	**4,203**	3,686	3,946
Advertising and product promotion	**957**	977	1,136
Research and development	**3,839**	3,566	3,647
Provision for restructuring	**116**	113	136
Litigation expense, net	**-**	(19)	132
Equity in net income of affiliates	**(281)**	(313)	(550)
Other (income)/expense	**(169)**	126	(381)
Total Expenses	**14,263**	13,413	13,206
Earnings from Continuing Operations Before Income Taxes	**6,981**	6,071	5,602
Provision for income taxes	**1,721**	1,558	1,182
Net Earnings from Continuing Operations	**5,260**	4,513	4,420
Discontinued Operations:			
Earnings, net of taxes	**-**	-	285
Gain on disposal, net of taxes	**-**	-	7,157
Net Earnings from Discontinued Operations	**-**	-	7,442
Net Earnings	**5,260**	4,513	11,862
Net Earnings Attributable to Noncontrolling Interest	**1,551**	1,411	1,250
Net Earnings Attributable to Bristol-Myers Squibb Company	$ **3,709**	$ 3,102	$ 10,612
Amounts Attributable to Bristol-Myers Squibb Company:			
Net Earnings from Continuing Operations	$ **3,709**	$ 3,102	$ 3,239
Net Earnings from Discontinued Operations	**-**	-	7,373
Net Earnings Attributable to Bristol-Myers Squibb Company	$ **3,709**	$ 3,102	$ 10,612
			$
Earnings per Common Share from Continuing Operations Attributable to Bristol-Myers Squibb Company:			
Basic	$ **2.18**	$ 1.80	$ 1.63
Diluted	$ **2.16**	$ 1.79	$ 1.63
Earnings per Common Share Attributable to Bristol-Myers Squibb Company:			
Basic	$ **2.18**	$ 1.80	$ 5.35
Diluted	$ **2.16**	$ 1.79	$ 5.34
Dividends declared per common share	$ **1.33**	$ 1.29	$ 1.25

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Dollars in Millions

COMPREHENSIVE INCOME	Year Ended December 31, 2011	2010	2009
Net Earnings	$ **5,260**	$ 4,513	$ 11,862
Other Comprehensive Income/(Loss):			
Foreign currency translation	**(27)**	37	159
Foreign currency translation reclassified to net earnings due to business divestitures	**-**	-	(40)
Foreign currency translation on net investment hedges	**11**	84	(38)
Derivatives qualifying as cash flow hedges, net of taxes of $(4) in 2011, $(3) in 2010 and $9 in 2009	**24**	15	(19)
Derivatives qualifying as cash flow hedges reclassified to net earnings, net of taxes of $(20) in 2011, $5 in 2010 and $5 in 2009	**32**	(5)	(27)
Derivatives reclassified to net earnings due to business divestitures, net of taxes of $(1) in 2009	**-**	-	2
Pension and postretirement benefits, net of taxes of $421 in 2011, $66 in 2010 and $41 in 2009	**(830)**	(88)	(115)
Pension and postretirement benefits reclassified to net earnings, net of taxes of $(38) in 2011, $(44) in 2010 and $(49) in 2009	**88**	83	109
Pension and postretirement benefits reclassified to net earnings due to business divestitures, net of taxes of $(62) in 2009	**-**	-	106
Available for sale securities, net of taxes of $(7) in 2011, $(3) in 2010 and $(4) in 2009	**28**	44	35
Available for sale securities reclassified to net earnings, net of taxes of $(3) in 2009	**-**	-	6
Total Other Comprehensive Income/(Loss)	**(674)**	170	178
Comprehensive Income	**4,586**	4,683	12,040
Comprehensive Income Attributable to Noncontrolling Interest	**1,558**	1,411	1,260
Comprehensive Income Attributable to Bristol-Myers Squibb Company	$ **3,028**	$ 3,272	$ 10,780

The accompanying notes are an integral part of these consolidated financial statements.

Bristol-Myers Squibb

CONSOLIDATED BALANCE SHEETS

Dollars in Millions, Except Share and Per Share Data

	December 31, 2011	December 31, 2010
ASSETS		
Current Assets:		
Cash and cash equivalents	$ **5,776**	$ 5,033
Marketable securities	**2,957**	2,268
Receivables	**3,743**	3,480
Inventories	**1,384**	1,204
Deferred income taxes	**1,200**	1,036
Prepaid expenses and other	**258**	252
Total Current Assets	**15,318**	13,273
Property, plant and equipment	**4,521**	4,664
Goodwill	**5,586**	5,233
Other intangible assets	**3,124**	3,370
Deferred income taxes	**688**	850
Marketable securities	**2,909**	2,681
Other assets	**824**	1,005
Total Assets	$ **32,970**	$ 31,076
LIABILITIES		
Current Liabilities:		
Short-term borrowings	$ **115**	$ 117
Accounts payable	**2,603**	1,983
Accrued expenses	**2,791**	2,740
Deferred income	**337**	402
Accrued rebates and returns	**1,170**	857
U.S. and foreign income taxes payable	**167**	65
Dividends payable	**597**	575
Total Current Liabilities	**7,780**	6,739
Pension, postretirement and postemployment liabilities	**2,017**	1,297
Deferred income	**866**	895
U.S. and foreign income taxes payable	**573**	755
Other liabilities	**491**	424
Long-term debt	**5,376**	5,328
Total Liabilities	**17,103**	15,438
Commitments and contingencies (Note 22)		
EQUITY		
Bristol-Myers Squibb Company Shareholders' Equity:		
Preferred stock, $2 convertible series, par value $1 per share: Authorized 10 million shares; issued and outstanding 5,268 in 2011 and 5,269 in 2010, liquidation value of $50 per share	-	-
Common stock, par value of $0.10 per share: Authorized 4.5 billion shares; 2.2 billion issued in both 2011 and 2010	**220**	220
Capital in excess of par value of stock	**3,114**	3,682
Accumulated other comprehensive loss	**(3,045)**	(2,371)
Retained earnings	**33,069**	31,636
Less cost of treasury stock — 515 million common shares in 2011 and 501 million in 2010	**(17,402)**	(17,454)
Total Bristol-Myers Squibb Company Shareholders' Equity	**15,956**	15,713
Noncontrolling interest	**(89)**	(75)
Total Equity	**15,867**	15,638
Total Liabilities and Equity	$ **32,970**	$ 31,076

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Millions

	Year Ended December 31,		
	2011	2010	2009
Cash Flows From Operating Activities:			
Net earnings	**$ 5,260**	$ 4,513	$ 11,862
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net earnings attributable to noncontrolling interest	**(1,551)**	(1,411)	(1,250)
Depreciation	**448**	473	469
Amortization	**353**	271	238
Deferred income tax expense	**415**	422	163
Stock-based compensation expense	**161**	193	183
Impairment charges	**28**	228	-
Gain related to divestitures of discontinued operations	**-**	-	(7,275)
Other adjustments	**(147)**	(32)	(367)
Changes in operating assets and liabilities:			
Receivables	**(220)**	(270)	227
Inventories	**(193)**	156	82
Accounts payable	**593**	315	472
Deferred income	**(115)**	117	135
U.S. and foreign income taxes payable	**(134)**	(236)	58
Other	**(58)**	(248)	(932)
Net Cash Provided by Operating Activities	**4,840**	4,491	4,065
Cash Flows From Investing Activities:			
Proceeds from sale and maturities of marketable securities	**5,960**	3,197	2,075
Purchases of marketable securities	**(6,819)**	(5,823)	(3,489)
Additions to property, plant and equipment and capitalized software	**(367)**	(424)	(730)
Proceeds from sale of businesses and other investing activities	**149**	67	557
Mead Johnson's cash at split-off	**-**	-	(561)
Purchase of businesses, net of cash acquired	**(360)**	(829)	(2,232)
Net Cash Used in Investing Activities	**(1,437)**	(3,812)	(4,380)
Cash Flows From Financing Activities:			
Short-term debt repayments	**(1)**	(33)	(26)
Long-term debt borrowings	**-**	6	1,683
Long-term debt repayments	**(78)**	(936)	(212)
Interest rate swap terminations	**296**	146	194
Issuances of common stock	**601**	252	45
Common stock repurchases	**(1,221)**	(576)	-
Dividends paid	**(2,254)**	(2,202)	(2,483)
Proceeds from Mead Johnson initial public offering	**-**	-	782
Net Cash Used in Financing Activities	**(2,657)**	(3,343)	(17)
Effect of Exchange Rates on Cash and Cash Equivalents	**(3)**	14	39
Increase/(Decrease) in Cash and Cash Equivalents	**743**	(2,650)	(293)
Cash and Cash Equivalents at Beginning of Year	**5,033**	7,683	7,976
Cash and Cash Equivalents at End of Year	**$ 5,776**	$ 5,033	$ 7,683

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements, prepared in conformity with United States (U.S.) generally accepted accounting principles (GAAP), include the accounts of Bristol-Myers Squibb Company (which may be referred to as Bristol-Myers Squibb, BMS, or the Company) and all of its controlled majority-owned subsidiaries. All intercompany balances and transactions have been eliminated. Material subsequent events are evaluated and disclosed through the report issuance date.

Codevelopment, cocommercialization and license arrangements are entered into with other parties for various therapeutic areas, with terms including upfront licensing and contingent payments. These arrangements are assessed to determine whether the terms give economic or other control over the entity, which may require consolidation of the entity. Entities that are consolidated because they are controlled by means other than a majority voting interest are referred to as variable interest entities. Arrangements with material variable interest entities, including those associated with these codevelopment, cocommercialization and license arrangements, were determined not to exist.

Use of Estimates

The preparation of financial statements requires the use of management estimates and assumptions that are based on complex judgments. The most significant assumptions are employed in estimates used in determining the fair value of intangible assets, restructuring charges and accruals, sales rebate and return accruals, including those related to U.S. healthcare reform, legal contingencies, tax assets and tax liabilities, stock-based compensation expense, pension and postretirement benefits (including the actuarial assumptions, see Note 19 "Pension, Postretirement and Postemployment Liabilities"), fair value of financial instruments with no direct or observable market quotes, inventory obsolescence, potential impairment of long-lived assets, allowances for bad debt, as well as in estimates used in applying the revenue recognition policy. New discounts under the 2010 U.S. healthcare reform law, such as the Medicare coverage gap and managed Medicaid require additional assumptions due to the lack of historical claims experience. In addition, the new pharmaceutical company fee estimate is subject to external data as well as a calculation based on the Company's relative share of industry results. Actual results may differ from estimated results.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, collectability is reasonably assured and title and substantially all of the risks and rewards of ownership have transferred, which is generally at time of shipment. However, certain sales made by non-U.S. businesses are recognized on the date of receipt by the purchaser. See Note 3 "Alliances and Collaborations" for further discussion of revenue recognition related to alliances. Provisions are made at the time of revenue recognition for expected sales returns, discounts, rebates and estimated sales allowances based on historical experience updated for changes in facts and circumstances including the impact of new legislation. Such provisions are recognized as a reduction of revenue.

In limited circumstances, where a new product is not an extension of an existing line of product or no historical experience with products in a similar therapeutic category exists, revenue is deferred until the right of return no longer exists or sufficient historical experience to estimate sales returns is developed.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made.

Cash and Cash Equivalents

Cash and cash equivalents consist of U.S. Treasury securities, government agency securities, bank deposits, time deposits and money market funds. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value.

Marketable Securities and Investments in Other Companies

All marketable securities were classified as "available-for-sale" on the date of purchase and were reported at fair value at December 31, 2011 and 2010. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. Declines in fair value considered other than temporary are charged to earnings and those considered temporary are reported as a component of accumulated other comprehensive income (OCI) in shareholders' equity. Declines in fair value determined to be credit related are charged to earnings. An average cost method is used in determining realized gains and losses on the sale of "available-for-sale" securities.

Investments in 50% or less owned companies for which the ability to exercise significant influence is maintained are accounted for using the equity method of accounting. The share of net income or losses of equity investments is included in equity in net income of affiliates in the consolidated statements of earnings. Equity investments are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary, which considers the intent and ability to retain the investment, the length of time and extent to which the market value has been less than cost, and the financial condition of the investee.

Inventory Valuation

Inventories are stated at the lower of average cost or market.

Property, Plant and Equipment and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is computed on a straight-line method based on the estimated useful lives of the related assets. The estimated useful lives of depreciable assets range from 20 to 50 years for buildings and 3 to 20 years for machinery, equipment, and fixtures.

Impairment of Long-Lived Assets

Current facts or circumstances are periodically evaluated to determine if the carrying value of depreciable assets to be held and used may not be recoverable. If such circumstances exist, an estimate of undiscounted future cash flows generated by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists at its lowest level of identifiable cash flows. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. Long-lived assets held for sale are reported at the lower of its carrying value or its estimated net realizable value.

Capitalized Software

Certain costs to obtain internal use software for significant systems projects are capitalized and amortized over the estimated useful life of the software. Costs to obtain software for projects that are not significant are expensed as incurred.

Business Combinations

Businesses acquired are included in the consolidated financial statements upon obtaining control of the acquiree. Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. Legal costs, audit fees, business valuation costs, and all other business acquisition costs are expensed when incurred.

Goodwill, Acquired In-Process Research and Development and Other Intangible Assets

Goodwill is tested for impairment annually using a two-step process. The first step identifies a potential impairment, and the second step measures the amount of the impairment loss, if any. Goodwill is impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. Geographical reporting units were aggregated for impairment testing purposes. The annual goodwill impairment assessment was completed in the first quarter of 2011 and subsequently monitored for potential impairment in the remaining quarters of 2011, none of which indicated an impairment of goodwill.

The fair value of in-process research and development (IPRD) acquired in a business combination is determined based on the present value of each research project's projected cash flows using an income approach. Future cash flows are predominately based on the net income forecast of each project, consistent with historical pricing, margins and expense levels of similar products. Revenues are estimated based on relevant market size and growth factors, expected industry trends, individual project life cycles and the life of each research project's underlying patent. In determining the fair value of each research project, expected revenues are first adjusted for probability to regulatory success. The resulting cash flows are then discounted at a rate approximating the Company's weighted-average cost of capital.

IPRD is initially capitalized and considered indefinite-lived assets subject to annual impairment reviews or more often upon the occurrence of certain events. The review requires the determination of the fair value of the respective intangible assets. If the fair value of the intangible assets is less than its carrying value, an impairment loss is recognized for the difference. For those compounds that reach commercialization, the assets are amortized over the expected useful lives.

Patents/trademarks, licenses and technology are amortized on a straight-line basis over their estimated useful lives, are monitored for impairment triggers, and are considered impaired if their net carrying value exceeds their estimated fair value.

Restructuring

Restructuring charges are recognized as a result of actions to streamline operations and rationalize manufacturing facilities. Judgment is used when estimating the impact of restructuring plans, including future termination benefits and other exit costs to be incurred when the actions take place. Actual results could vary from these estimates.

Contingencies

Loss contingencies from legal proceedings and claims may occur from a wide range of matters, including, government investigations, shareholder lawsuits, product and environmental liability, contractual claims and tax matters. Accruals are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Gain contingencies are not recognized until realized. Legal fees are expensed as incurred.

Derivative Financial Instruments

Derivative financial instruments are used principally in the management of interest rate and foreign currency exposures and are not held or issued for trading purposes.

Derivative instruments are recognized at fair value. Changes in a derivative's fair value are recognized in earnings unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are reported in accumulated other comprehensive income (OCI) and subsequently recognized in earnings when the hedged item affects earnings. Cash flows are classified consistent with the underlying hedged item.

Derivatives are designated and assigned as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer probable to occur, a gain or loss is immediately recognized on the designated hedge in earnings.

Non-derivative instruments are also designated as hedges of net investments in foreign affiliates. These non-derivative instruments are mainly euro denominated long-term debt. The effective portion of the designated non-derivative instrument is recognized in the foreign currency translation section of OCI and the ineffective portion is recognized in earnings.

Shipping and Handling Costs

Shipping and handling costs are included in marketing, selling and administrative expenses and were $139 million in 2011, $135 million in 2010 and $208 million in 2009, of which $68 million in 2009 was included in discontinued operations.

Advertising and Product Promotion Costs

Advertising and product promotion costs are expensed as incurred.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in OCI. The net assets of subsidiaries in highly inflationary economies are remeasured as if the functional currency were the reporting currency. The remeasurement is recognized in earnings.

Research and Development

Research and development costs are expensed as incurred. Clinical study costs are accrued over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. Strategic alliances with third parties provide rights to develop, manufacture, market and/or sell pharmaceutical products, the rights to which are owned by the other party. Certain research and development payments to alliance partners are contingent upon the achievement of certain pre-determined criteria. Milestone payments achieved prior to regulatory approval of the product are expensed as research and development. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of products sold over the remaining useful life of the asset. Capitalized milestone payments are tested for recoverability periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Research and development is recognized net of reimbursements in connection with collaboration agreements.

Upfront licensing and milestone receipts obtained during development are deferred and amortized over the estimated life of the product in other income. If the Company has no future obligation for development, upfront licensing and milestone receipts are recognized immediately in other income. The amortization period of upfront licensing and milestone receipts for each new or materially modified arrangement after January 1, 2011 is assessed and determined after considering the terms of such arrangements.

Recently Issued Accounting Standards

In January 2011, a new revenue recognition standard was adopted for new or materially modified revenue arrangements with upfront licensing fees and contingent milestones relating to research and development deliverables. The guidance provides principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated and the consideration allocated. The adoption of this standard did not impact the consolidated financial statements.

In September 2011, the FASB amended its guidance for goodwill impairment testing. The amendment allows entities to first assess qualitative factors in determining whether or not the fair value of a reporting unit exceeds its carrying value. If an entity concludes from this qualitative assessment that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, then performing a two-step impairment test is unnecessary. This standard is effective for fiscal years beginning after December 15, 2011 and is not expected to have an impact on the consolidated financial statements.

Note 2 BUSINESS SEGMENT INFORMATION

BMS operates in a single segment engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of innovative medicines that help patients prevail over serious diseases. A global research and development organization and a global supply chain organization are utilized and responsible for the development and delivery of products to the market. Products are distributed and sold through regional organizations that serve the United States; Europe; Latin America, Middle East and Africa; Japan, Asia Pacific and Canada; and Emerging Markets defined as Brazil, Russia, India, China and Turkey. The business is also supported by global corporate staff functions. The segment information presented below is consistent with the financial information regularly reviewed by the chief operating decision maker, the chief executive officer, for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods.

Products are sold principally to wholesalers, and to a lesser extent, directly to distributors, retailers, hospitals, clinics, government agencies and pharmacies. Gross sales to the three largest pharmaceutical wholesalers in the U.S. as a percentage of total gross sales were as follows:

	2011	2010	2009
McKesson Corporation	**26 %**	24 %	25 %
Cardinal Health, Inc.	**21 %**	21 %	20 %
AmerisourceBergen Corporation	**16 %**	16 %	15 %

Selected geographic area information was as follows:

	Net Sales			Property, Plant and Equipment	
Dollars in Millions	**2011**	2010	2009	**2011**	2010
United States	**$ 13,845**	$ 12,613	$ 11,867	**$ 3,032**	$ 3,119
Europe	**3,667**	3,448	3,625	**884**	922
Japan, Asia Pacific and Canada	**1,862**	1,651	1,522	**18**	20
Latin America, Middle East and Africa	**894**	856	843	**534**	557
Emerging Markets	**887**	804	753	**53**	46
Other	**89**	112	198	**-**	-
Total	**$ 21,244**	$ 19,484	$ 18,808	**$ 4,521**	$ 4,664

Net sales of key products were as follows:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Plavix (clopidogrel bisulfate)	**$ 7,087**	$ 6,666	$ 6,146
Avapro/Avalide (irbesartan/irbesartan-hydrochlorothiazide)	**952**	1,176	1,283
Abilify (aripiprazole)	**2,758**	2,565	2,592
Reyataz (atazanavir sulfate)	**1,569**	1,479	1,401
Sustiva (efavirenz) Franchise	**1,485**	1,368	1,277
Baraclude (entecavir)	**1,196**	931	734
Erbitux (cetuximab)	**691**	662	683
Sprycel (dasatinib)	**803**	576	421
Yervoy (ipilimumab)	**360**	-	-
Orencia (abatacept)	**917**	733	602
Nulojix (belatacept)	**3**	-	-
Onglyza/Kombiglyze (saxagliptin/saxagliptin and metformin)	**473**	158	24
Mature Products and All Other	**2,950**	3,170	3,645
Net Sales	**$ 21,244**	$ 19,484	$ 18,808

Capital expenditures and depreciation of property, plant and equipment within the segment were as follows:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Capital expenditures	**$ 367**	$ 424	$ 634
Depreciation	**373**	380	346

Segment income excludes the impact of significant items not indicative of current operating performance or ongoing results, and earnings attributed to Sanofi and other noncontrolling interest. The reconciliation to earnings from continuing operations before income taxes was as follows:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Segment income	**$ 5,083**	$ 4,642	$ 4,492
Reconciling items:			
Provision for restructuring	**(116)**	(113)	(136)
Impairment and loss on sale of manufacturing operations	**-**	(236)	-
Accelerated depreciation, asset impairment and other shutdown costs	**(75)**	(113)	(115)
Process standardization implementation costs	**(29)**	(35)	(110)
Gain on sale of product lines, businesses and assets	**12**	-	360
Litigation recovery/(charges)	**22**	19	(132)
Upfront, milestone and other licensing payments	**(187)**	(132)	(347)
BMS Foundation funding initiative	**-**	-	(100)
Other	**(72)**	(55)	(53)
Noncontrolling interest	**2,343**	2,094	1,743
Earnings from continuing operations before income taxes	**$ 6,981**	$ 6,071	$ 5,602

Note 3 ALLIANCES AND COLLABORATIONS

Sanofi

BMS has agreements with Sanofi for the codevelopment and cocommercialization of Avapro/Avalide, an angiotensin II receptor antagonist indicated for the treatment of hypertension and diabetic nephropathy, and Plavix, a platelet aggregation inhibitor. The worldwide alliance operates under the framework of two geographic territories; one in the Americas (principally the U.S., Canada, Puerto Rico and Latin American countries) and Australia and the other in Europe and Asia. Accordingly, two territory partnerships were formed to manage central expenses, such as marketing, research and development and royalties, and to supply finished product to the individual countries. In general, at the country level, agreements either to copromote (whereby a partnership was formed between the parties to sell each brand) or to comarket (whereby the parties operate and sell their brands independently of each other) are in place. The agreements expire upon the expiration of all patents and other exclusivity rights in the applicable territory.

BMS acts as the operating partner and owns a 50.1% majority controlling interest in the territory covering the Americas and Australia and consolidates all country partnership results for this territory with Sanofi's 49.9% share of the results reflected as a noncontrolling interest. BMS recognizes net sales in this territory and in comarketing countries outside this territory (e.g. Germany, Italy for irbesartan only, Spain and Greece). Royalties owed to Sanofi are included in cost of products sold (other than development royalties). Sanofi acts as the operating partner and owns a 50.1% majority controlling interest in the territory covering Europe and Asia. BMS has a 49.9% ownership interest in this territory and accounts for it under the equity method. Distributions of profits relating to the partnerships are included in operating activities.

BMS and Sanofi have a separate partnership governing the copromotion of irbesartan in the U.S. BMS recognizes other income related to the amortization of deferred income associated with Sanofi's $350 million payment to BMS for their acquisition of an interest in the irbesartan license for the U.S. upon formation of the alliance. Certain supply activities and development and opt-out royalties with Sanofi are reflected on a net basis in other (income)/expense.

During the fourth quarter of 2011, BMS established an $80 million reserve related to the Avalide supply disruption in early 2011 in connection with ongoing negotiations with Sanofi. The charge was included in other expense.

Summarized financial information related to this alliance is as follows:

	Year Ended December 31,		
Dollars in Millions	**2011**	2010	2009
Territory covering the Americas and Australia:			
Net sales	**$ 7,761**	$ 7,464	$ 6,912
Royalty expense	**1,583**	1,527	1,404
Noncontrolling interest – pre-tax	**2,323**	2,074	1,717
Profit distributions to Sanofi	**(2,335)**	(2,093)	(1,717)
Territory covering Europe and Asia:			
Equity in net income of affiliates	**(298)**	(325)	(558)
Profit distributions to BMS	**283**	313	554
Other:			
Net sales in Europe comarketing countries and other	**279**	378	517
Amortization (income)/expense – irbesartan license fee	**(31)**	(31)	(32)
Supply activities and development and opt-out royalty (income)/expense	**23**	(3)	(41)

	December 31,	
Dollars in Millions	**2011**	2010
Investment in affiliates – territory covering Europe and Asia	**$ 37**	$ 22
Deferred income – irbesartan license fee	**29**	60

The following is the summarized financial information for interests in the partnerships with Sanofi for the territory covering Europe and Asia, which are not consolidated but are accounted for using the equity method:

	Year Ended December 31,		
Dollars in Millions	**2011**	2010	2009
Net sales	**$ 1,469**	$ 1,879	$ 2,984
Cost of products sold	**811**	1,047	1,510
Gross profit	**658**	832	1,474
Marketing, selling and administrative	**75**	129	219
Advertising and product promotion	**15**	29	68
Research and development	**5**	16	61
Other (income)/expense	**1**	(1)	-
Net income	**$ 562**	$ 659	$ 1,126
Current assets	**$ 584**	$ 751	$ 1,305
Current liabilities	**584**	751	1,305

Cost of products sold includes discovery royalties of $184 million in 2011, $307 million in 2010 and $446 million in 2009, which are paid directly to Sanofi. All other expenses are shared based on the applicable ownership percentages. Current assets and current liabilities include approximately $400 million in 2011, $567 million in 2010 and $1.0 billion in 2009 related to receivables/payables attributed to the respective years and net cash distributions to BMS and Sanofi as well as intercompany balances between partnerships within the territory. The remaining current assets and current liabilities consist of third-party trade receivables, inventories and amounts due to BMS and Sanofi for the purchase of inventories, royalties and expense reimbursements.

Otsuka

BMS has a worldwide commercialization agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka), to codevelop and copromote Abilify, for the treatment of schizophrenia, bipolar mania disorder and major depressive disorder, excluding certain Asia Pacific countries. The U.S. portion of the amended commercialization and manufacturing agreement expires upon the expected loss of product exclusivity in April 2015. The contractual share of Abilify net sales recognized by BMS was 65% in 2009, 58% in 2010 and 53.5% in 2011. Beginning on January 1, 2012, the contractual share of revenue recognized by BMS was further reduced to 51.5%.

In the UK, Germany, France and Spain, BMS receives 65% of third-party net sales. In these countries and the U.S., third-party customers are invoiced by BMS on behalf of Otsuka and alliance revenue is recognized when Abilify is shipped and all risks and rewards of ownership have transferred to third party customers. In certain countries where BMS is presently the exclusive distributor for the product or has an exclusive right to sell Abilify, BMS recognizes all of the net sales.

BMS purchases the product from Otsuka and performs finish manufacturing for sale to third-party customers by BMS or Otsuka. Under the terms of the amended agreement, BMS paid Otsuka $400 million, which is amortized as a reduction of net sales through the expected loss of U.S. exclusivity in April 2015. The unamortized balance is included in other assets. Otsuka receives a royalty based on 1.5% of total U.S. net sales, which is included in cost of products sold. Otsuka is responsible for 30% of the U.S. expenses related to the commercialization of Abilify from 2010 through 2012. Reimbursements are netted principally in marketing, selling and administrative and advertising and product promotion expenses.

Beginning January 1, 2013, and through the expected loss of U.S. exclusivity in April 2015, including an expected six month pediatric extension, BMS will receive the following percentages of U.S. annual net sales:

	Share as a % of U.S. Net Sales
$0 to $2.7 billion	50 %
$2.7 billion to $3.2 billion	20 %
$3.2 billion to $3.7 billion	7 %
$3.7 billion to $4.0 billion	2 %
$4.0 billion to $4.2 billion	1 %
In excess of $4.2 billion	20 %

During this period, Otsuka will be responsible for 50% of all U.S. expenses related to the commercialization of Abilify.

BMS and Otsuka also entered into an oncology collaboration for *Sprycel* and *Ixempra* for the U.S., Japan and European Union (EU) markets (the Oncology Territory). A collaboration fee, classified in cost of products sold, is paid to Otsuka based on the following percentages of annual net sales of *Sprycel* and *Ixempra* in the Oncology Territory:

	% of Net Sales	
	2010 - 2012	2013 - 2020
$0 to $400 million	30 %	65 %
$400 million to $600 million	5 %	12 %
$600 million to $800 million	3 %	3 %
$800 million to $1.0 billion	2 %	2 %
In excess of $1.0 billion	1 %	1 %

During these periods, Otsuka contributes (i) 20% of the first $175 million of certain commercial operational expenses relating to the oncology products, and (ii) 1% of such commercial operational expenses relating to the products in the territory in excess of $175 million. Beginning in 2011, Otsuka copromotes *Sprycel* in the U.S. and Japan, and has exercised the right to copromote in the top five EU markets beginning in January 2012.

The U.S. extension and the oncology collaboration include a change-of-control provision in the case of an acquisition of BMS. If the acquiring company does not have a competing product to Abilify, then the new company will assume the Abilify agreement (as amended) and the oncology collaboration as it exists today. If the acquiring company has a product that competes with Abilify, Otsuka can elect to request the acquiring company to choose whether to divest Abilify or the competing product. In the scenario where Abilify is divested, Otsuka would be obligated to acquire the rights of BMS under the Abilify agreement (as amended). The agreements also provide that in the event of a generic competitor to Abilify after January 1, 2010, BMS has the option of terminating the Abilify April 2009 amendment (with the agreement as previously amended remaining in force). If BMS were to exercise such option then either (i) BMS would receive a payment from Otsuka according to a pre-determined schedule and the oncology collaboration would terminate at the same time or (ii) the oncology collaboration would continue for a truncated period according to a pre-determined schedule.

For the EU, the agreement remained unchanged and will expire in June 2014. In other countries where BMS has the exclusive right to sell Abilify, the agreement expires on the later of the 10th anniversary of the first commercial sale in such country or expiration of the applicable patent in such country.

In addition to the $400 million extension payment, total milestone payments made to Otsuka under the agreement through December 2011 were $217 million, of which $157 million was expensed as IPRD in 1999. The remaining $60 million was capitalized in other intangible assets and is amortized in cost of products sold over the remaining life of the original agreement in the U.S.

Summarized financial information related to this alliance is as follows:

	Year Ended December 31,		
Dollars in Millions	**2011**	2010	2009
Abilify net sales, including amortization of extension payment	**$ 2,758**	$ 2,565	$ 2,592
Oncology Products collaboration fee expense	**134**	128	-
Royalty expense	**72**	62	58
Reimbursement of operating expenses to/(from) Otsuka	**(88)**	(101)	-
Amortization (income)/expense – extension payment	**66**	66	49
Amortization (income)/expense – upfront, milestone and other licensing payments	**6**	6	6

	December 31,	
Dollars in Millions	**2011**	2010
Other assets – extension payment	**$ 219**	$ 285
Other intangible assets – upfront, milestone and other licensing payments	**5**	11

In January 2007, BMS granted Otsuka exclusive rights to develop and commercialize *Onglyza* in Japan. BMS expects to receive milestone payments based on certain regulatory events, as well as sales-based payments following regulatory approval of *Onglyza* in Japan, and retained rights to copromote *Onglyza* with Otsuka in Japan. Otsuka is responsible for all development costs in Japan.

Lilly

BMS has an Epidermal Growth Factor Receptor (EGFR) commercialization agreement with Eli Lilly and Company (Lilly) through Lilly's 2008 acquisition of ImClone Systems Incorporated (ImClone) for the codevelopment and promotion of Erbitux and necitumumab (IMC-11F8) in the U.S., which expires as to Erbitux in September 2018. BMS also has codevelopment and copromotion rights to both products in Canada and Japan. Erbitux is indicated for use in the treatment of patients with metastatic colorectal cancer and for use in the treatment of squamous cell carcinoma of the head and neck. Under the EGFR agreement, with respect to Erbitux sales in North America, Lilly receives a distribution fee based on a flat rate of 39% of net sales in North America plus reimbursement of certain royalties paid by Lilly, which is included in cost of products sold.

In 2007, BMS and ImClone amended their codevelopment agreement with Merck KGaA (Merck) to provide for cocommercialization of Erbitux in Japan. The rights under this agreement expire in 2032; however, Lilly has the ability to terminate the agreement after 2018 if it determines that it is commercially unreasonable for Lilly to continue. Erbitux received marketing approval in Japan in 2008 for the use of Erbitux in treating patients with advanced or recurrent colorectal cancer. BMS receives 50% of the pre-tax profit from Merck sales of Erbitux in Japan which is further shared equally with Lilly. Profit sharing from commercialization in Japan attributed to BMS is included in other income.

BMS is amortizing $500 million of license acquisition costs through 2018.

In 2010, BMS and Lilly restructured the EGFR commercialization agreement described above between BMS and ImClone as it relates to necitumumab, a novel targeted cancer therapy currently in Phase III development for non-small cell lung cancer. As restructured, both companies will share in the cost of developing and potentially commercializing necitumumab in the U.S., Canada and Japan. Lilly maintains exclusive rights to necitumumab in all other markets. BMS will fund 55% of development costs for studies that will be used only in the U.S., 50% for Japan studies, and will fund 27.5% for global studies. BMS will pay $250 million to Lilly as a milestone payment upon first approval in the U.S. In the U.S. and Canada, BMS will recognize all sales and 55% of the profits of losses for necitumumab. Lilly will provide 50% of the selling effort and the parties will, in general, equally participate in other commercialization efforts. In Japan, BMS and Lilly will share commercial costs and profits evenly. The agreement as it relates to necitumumab continues beyond patent expiration until both parties agree to terminate. It may be terminated at any time by BMS with 12 months advance notice (18 months if prior to launch), by either party for uncured material breach by the other or if both parties agree to terminate. Lilly is responsible for manufacturing the bulk requirements and BMS is responsible for the fill/finish of necitumumab.

Summarized financial information related to this alliance is as follows:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Net sales	**$ 691**	$ 662	$ 683
Distribution fees and royalty expense	**287**	275	279
Research and development expense reimbursement to Lilly - necitumumab	**12**	12	5
Amortization (income)/expense – upfront, milestone and other licensing payments	**37**	37	37
Japan commercialization fee (income)/expense	**(34)**	(39)	(28)

Dollars in Millions	December 31, 2011	2010
Other intangible assets – upfront, milestone and other licensing payments	**$ 249**	$ 286

Gilead

BMS and Gilead Sciences, Inc. (Gilead) have a joint venture to develop and commercialize Atripla (efavirenz 600 mg/ emtricitabine 200 mg/ tenofovir disoproxil fumarate 300 mg), a once-daily single tablet three-drug regimen for the treatment of human immunodeficiency virus (HIV) infection, combining *Sustiva*, a product of BMS, and Truvada (emtricitabine and tenofovir disoproxil fumarate), a product of Gilead, in the U.S., Canada and Europe. BMS accounts for its participation in the U.S. joint venture under the equity method of accounting.

Net sales of the bulk efavirenz component of Atripla are deferred until the combined product is sold to third-party customers. Net sales for the efavirenz component are based on the relative ratio of the average respective net selling prices of Truvada and *Sustiva*.

Summarized financial information related to this alliance is as follows:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Net sales	**$ 1,204**	$ 1,053	$ 869
Equity in net loss of affiliates	**16**	12	10

AstraZeneca

BMS maintains two worldwide codevelopment and cocommercialization agreements with AstraZeneca PLC (AstraZeneca) for *Onglyza*/*Kombiglyze* (excluding Japan), and dapagliflozin. *Onglyza* and *Kombiglyze* are both indicated for use in the treatment of diabetes. Dapagliflozin is currently being studied for the treatment of diabetes. *Onglyza* and dapagliflozin were discovered by BMS. *Kombiglyze* was codeveloped with AstraZeneca. Both companies jointly develop the clinical and marketing strategy and share commercialization expenses and profits and losses equally on a global basis and also share in development costs. BMS manufactures both products. BMS has the option to decline involvement in cocommercialization in a given country and instead receive a tiered royalty based on net sales.

Reimbursements for development and commercial cost sharing are included in research and development, advertising and product promotion and marketing, selling and administrative expenses. The expense attributable to AstraZeneca's share of profits is included in costs of products sold.

BMS received $300 million in upfront, milestone and other licensing payments related to saxagliptin as of December 31, 2011 and could receive up to an additional $300 million for sales-based milestones. BMS also received $170 million in upfront, milestone and other licensing payments related to dapagliflozin as of December 31, 2011 and could potentially receive up to an additional $230 million for development and regulatory milestones and up to an additional $390 million for sales-based milestones. Upfront, milestone and other licensing payments are deferred and amortized over the estimated useful life of the products in other income.

Summarized financial information related to this alliance is as follows:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Net sales	$ **473**	$ 158	$ 24
Profit sharing expense	**207**	67	11
Commercialization expense reimbursements to/(from) AstraZeneca	**(40)**	(33)	(15)
Research and development expense reimbursements to/(from) AstraZeneca	**40**	19	(38)
Amortization (income)/expense – upfront, milestone and other licensing payments	**(38)**	(28)	(16)
Upfront, milestone and other licensing payments received			
Saxagliptin	**-**	50	150
Dapagliflozin	**120**	-	-

Dollars in Millions	December 31, 2011	2010
Deferred income – upfront, milestone and other licensing payments		
Saxagliptin	$ **230**	$ 254
Dapagliflozin	**142**	36

Pfizer

BMS and Pfizer Inc. (Pfizer) maintain a worldwide codevelopment and cocommercialization agreement for *Eliquis*, an anticoagulant discovered by BMS for the prevention and treatment of atrial fibrillation and other arterial thrombotic conditions. Pfizer funds 60% of all development costs under the initial development plan effective January 1, 2007. The companies jointly develop the clinical and marketing strategy and share commercialization expenses and profits equally on a global basis. BMS manufactures the product. Reimbursements for development costs and commercial cost sharing are included in research and development, advertising and product promotion, and marketing, selling and administrative expenses.

BMS received $559 million in upfront, milestone and other licensing payments for *Eliquis* to date, including $20 million received in January 2012 and could receive up to an additional $325 million for development and regulatory milestones. These payments are deferred and amortized over the estimated useful life of the products in other income.

Summarized financial information related to this alliance is as follows:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Commercialization expense reimbursements to/(from) Pfizer	$ **(10)**	$ (8)	$ 1
Research and development reimbursements to/(from) Pfizer	**(65)**	(190)	(190)
Amortization (income)/expense – upfront, milestone and other licensing payments	**(33)**	(31)	(28)
Upfront, milestone and other licensing payments received	**65**	10	150

Dollars in Millions	December 31, 2011	2010
Deferred income – upfront, milestone and other licensing payments	$ **434**	$ 382

Note 4 ACQUISITIONS

Amira Pharmaceuticals, Inc.

On September 7, 2011, BMS acquired 100% of the outstanding shares of Amira Pharmaceuticals, Inc. (Amira) for $325 million in cash plus three separate, contingent $50 million payments due upon achievement of certain development and sales-based milestones. The first contingent payment was made in the fourth quarter of 2011. The fair value of the total contingent consideration was $58 million, which was recorded in other liabilities. Acquisition costs of $1 million were included in other expense. Amira was a privately-held biotechnology company primarily focused on the discovery and development of therapeutic products for the treatment of cardiovascular and fibrotic inflammatory diseases. The acquisition provides BMS with: 1) full rights to develop and commercialize AM152 which has completed Phase I clinical studies and the remainder of the Amira lysophosphatidic acid 1 receptor antagonist program; 2) researchers with fibrotic expertise; and 3) a pre-clinical autotaxin program. Goodwill generated from the acquisition was primarily attributed to acquired scientific expertise in fibrotic diseases allowing for expansion into a new therapeutic class.

The contingent liability was estimated utilizing a model that assessed the probability of achieving each milestone and discounted the amount of each potential payment based on the expected timing. Estimates used in evaluating the contingent liability were consistent with those used in evaluating the acquired IPRD. The discount rate for each payment was consistent with market debt yields for the non-callable, publicly-traded bonds of BMS with similar maturities to each of the estimated potential payment dates. This fair value measurement was based on significant inputs not observable in the market and therefore represents a Level 3 measurement.

The results of Amira's operations are included in the consolidated financial statements from September 7, 2011.

ZymoGenetics, Inc. Acquisition

On October 12, 2010, BMS acquired 100% of the outstanding shares of common stock of ZymoGenetics, Inc. (ZymoGenetics) in October 2010 for an aggregate purchase price of approximately $885 million. Acquisition costs of $10 million were included in other expense. ZymoGenetics is focused on developing and commercializing therapeutic protein-based products for the treatment of human diseases. The companies collaborated on the development of pegylated-interferon lambda, a novel interferon in Phase IIb development at the acquisition date, for the treatment of Hepatitis C infection. The acquisition provides the Company with full rights to develop and commercialize pegylated-interferon lambda, valued at $310 million in IPRD as of the acquisition date, and also brings proven capabilities with therapeutic proteins and revenue from *Recothrom*, an FDA approved specialty surgical biologic. Goodwill generated from the acquisition was primarily attributed to full ownership rights to pegylated-interferon lambda.

The results of ZymoGenetics operations were included in the consolidated financial statements from October 8, 2010.

Medarex, Inc. Acquisition

On September 1, 2009, BMS acquired, by means of a tender offer and second-step merger, 100% of the remaining outstanding shares (and stock equivalents) of Medarex not already owned for a total purchase price of $2,331 million. Acquisition costs of $11 million were included in other expense. Medarex is focused on the discovery, development and commercialization of fully human antibody-based therapeutic products to address major unmet healthcare needs in the areas of oncology, inflammation, autoimmune disorders and infectious diseases. As a result of the acquisition, the full rights over *Yervoy* (ipilimumab), valued at $1.0 billion as of the acquisition date, were received that increases the biologics development pipeline creating a more balanced portfolio of both small molecules and biologics. Goodwill generated from this acquisition was primarily attributed to a more balanced portfolio associated with the BioPharma model and the potential to optimize the existing *Yervoy* programs.

The results of Medarex operations were included in the consolidated financial statements from August 27, 2009.

The purchase price allocations were as follows:

Dollars in Millions	Amira	ZymoGenetics	Medarex
Purchase price:			
Cash	$ 325	$ 885	$ 2,285
Fair value of contingent consideration	58	-	-
Fair value of the Company's equity held prior to acquisition[1]	-	-	46
Total	383	885	2,331
Identifiable net assets:			
Cash	15	56	53
Marketable securities	-	91	269
Inventory[2]	-	98	-
Other current and long-term assets[3]	-	29	127
IPRD	160	448	1,475
Intangible assets - Technology	-	230	120
Intangible assets - Licenses	-	-	217
Short-term borrowings	-	-	(92)
Accrued expenses	(16)	-	-
Other current and long-term liabilities	-	(91)	(92)
Deferred income taxes	(41)	9	(318)
Total identifiable net assets	118	870	1,759
Goodwill	$ 265	$ 15	$ 572

(1) Other income of $21 million was recognized from the remeasurement to fair value of the equity interest in Medarex held at the acquisition date.
(2) Inventory related to the ZymoGenetics acquisition includes $63 million recorded in other long term assets as inventory that is expected to be utilized in excess of one year.
(3) Other current and long term assets related to the Medarex acquisition includes a 5.1% ownership interest in Genmab, Inc. ($64 million) and an 18.7% ownership in Celldex Therapeutics, Inc. ($17 million), which were subsequently sold during 2009 for a loss of $33 million.

Pro forma supplemental financial information are not provided as the impacts of these acquisitions were not material to operating results in the year of acquisition. Goodwill, IPRD and all other intangible assets valued in these acquisitions are non-deductible for tax purposes.

Note 5 MEAD JOHNSON NUTRITION COMPANY INITIAL PUBLIC OFFERING AND SPLIT-OFF

Mead Johnson Nutrition Company Initial Public Offering

In February 2009, Mead Johnson Nutrition Company (Mead Johnson) completed an initial public offering (IPO), in which it sold 34.5 million shares of its Class A common stock at $24 per share. Net proceeds of $782 million, after deducting $46 million of underwriting discounts, commissions and offering expenses, were allocated to noncontrolling interest and capital in excess of par value of stock.

Upon completion of the IPO, 42.3 million shares of Mead Johnson Class A common stock and 127.7 million shares of Mead Johnson Class B common stock were held by BMS, representing an 83.1% interest in Mead Johnson and 97.5% of the combined voting power of the outstanding common stock. The rights of the holders of the shares of Class A common stock and Class B common stock were identical, except with regard to voting and conversion. Each share of Class A common stock was entitled to one vote per share. Each share of Class B common stock was entitled to ten votes per share and was convertible at any time at the election of the holder into one share of Class A common stock. The Class B common stock automatically converted into shares of Class A common stock.

Various agreements related to the separation of Mead Johnson were entered into, including a separation agreement, a transitional services agreement, a tax matters agreement, a registration rights agreement and an employee matters agreement.

Mead Johnson Nutrition Company Split-off

The split-off of the remaining interest in Mead Johnson was completed on December 23, 2009. The split-off was effected through the exchange offer of previously held 170 million shares of Mead Johnson, after converting its Class B common stock to Class A common stock, for 269 million outstanding shares of the Company's stock resulting in a pre-tax gain of $7,275 million, $7,157 million net of taxes.

The shares received in connection with the exchange were valued using the closing price on December 23, 2009 of $25.70 and reflected as treasury stock. The gain on the exchange was determined using the sum of the fair value of the shares received plus the net deficit of Mead Johnson attributable to BMS less taxes and other direct expenses related to the transaction, including a tax reserve of $244 million which was established.

Transitional Relationships with Discontinued Operations

Subsequent to the respective dispositions, cash flows and income associated with the Mead Johnson business will continue to be generated through September 2012, relating to activities that are transitional in nature, result from agreements that are intended to facilitate the orderly transfer of business operations and include, among others, services for accounting, customer service, distribution and manufacturing. The income generated from these transitional activities, which were substantially complete as of December 31, 2011, was not material to any period presented.

The following summarized financial information related to the Mead Johnson business is segregated from continuing operations and reported as discontinued operations through the date of disposition.

Dollars in Millions		Year Ended December 31, 2009
Net Sales	$	2,826
Earnings before income taxes		674
Provision for income taxes		(389)
Earnings, net of taxes		285
Gain on disposal		7,275
Provision for income taxes		(118)
Gain on disposal, net of taxes		7,157
Net earnings from discontinued operations		7,442
Less net earnings from discontinued operations attributable to noncontrolling interest		(69)
Net earnings from discontinued operations attributable to BMS	$	7,373

Note 6 RESTRUCTURING

The following is the provision for restructuring:

Dollars in Millions	Year Ended December 31,					
		2011		2010		2009
Employee termination benefits	**$**	**85**	$	102	$	128
Other exit costs		**31**		11		8
Provision for restructuring	**$**	**116**	$	113	$	136

Restructuring charges included termination benefits for workforce reductions of manufacturing, selling, administrative, and research and development personnel across all geographic regions of approximately 822 in 2011, 995 in 2010 and 1,350 in 2009.

The following table represents the activity of employee termination and other exit cost liabilities:

Dollars in Millions	Year Ended December 31,					
		2011		2010		2009
Liability at beginning of year	**$**	**126**	$	173	$	209
Charges		**128**		121		158
Change in estimates		**(12)**		(8)		(22)
Provision for restructuring		**116**		113		136
Foreign currency translation		**2**		(5)		-
Charges in discontinued operations		**-**		-		15
Spending		**(167)**		(155)		(182)
Mead Johnson split-off		**-**		-		(5)
Liability at end of year	**$**	**77**	$	126	$	173

Note 7 OTHER (INCOME)/EXPENSE

Other (income)/expense includes:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Interest expense	**$ 145**	$ 145	$ 184
Interest income	**(91)**	(75)	(54)
Impairment and loss on sale of manufacturing operations	**-**	236	-
Gain on sale of product lines, businesses and assets	**(37)**	(39)	(360)
Other income received from alliance partners	**(140)**	(136)	(148)
Pension curtailment and settlement charges	**10**	28	43
Litigation charges/(recoveries)	**(25)**	-	-
Product liability charges/(recoveries)	**31**	17	(6)
Other	**(62)**	(50)	(40)
Other (income)/expense	**$ (169)**	$ 126	$ (381)

Note 8 INCOME TAXES

The provision/(benefit) for income taxes attributable to continuing operations consisted of:

Dollars in Millions	Year Ended December 31, 2011	2010	2009
Current:			
U.S.	**$ 864**	$ 797	$ 410
Non-U.S.	**442**	339	646
Total Current	**1,306**	1,136	1,056
Deferred:			
U.S.	**406**	438	222
Non-U.S	**9**	(16)	(96)
Total Deferred	**415**	422	126
Total Provision	**$ 1,721**	$ 1,558	$ 1,182

Effective Tax Rate

The reconciliation of the effective tax rate to the U.S. statutory Federal income tax rate was:

Dollars in Millions	2011	% of Earnings Before Income Taxes	2010		2009	
Earnings from continuing operations before income taxes:						
U.S.	**$ 4,336**		$ 3,833		$ 2,705	
Non-U.S.	**2,645**		2,238		2,897	
Total	**$ 6,981**		$ 6,071		$ 5,602	
U.S. statutory rate	**2,443**	35.0 %	2,125	35.0 %	1,961	35.0 %
Non-tax deductible annual pharmaceutical company fee	**80**	1.2 %	-	-	-	-
Tax effect of foreign subsidiaries' earnings previously considered indefinitely reinvested offshore	**-**	-	207	3.4 %	-	-
Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland	**(593)**	(8.5)%	(694)	(11.4)%	(598)	(10.7)%
State and local taxes (net of valuation allowance)	**33**	0.5 %	43	0.7 %	14	0.3 %
U.S. Federal, state and foreign contingent tax matters	**(161)**	(2.3)%	(131)	(2.1)%	(64)	(1.1)%
U.S. Federal research and development tax credit	**(69)**	(1.0)%	(61)	(1.0)%	(81)	(1.4)%
Foreign and other	**(12)**	(0.2)%	69	1.1 %	(50)	(1.0)%
	$ 1,721	24.7 %	$ 1,558	25.7 %	$ 1,182	21.1 %

The decrease in the 2011 effective tax rate from 2010 was due to:

- A $207 million charge recognized in the fourth quarter of 2010, which resulted primarily from additional U.S. taxable income from earnings of foreign subsidiaries previously considered to be indefinitely reinvested offshore;
- Changes in prior period estimates upon finalizing U.S. tax returns resulting in a $54 million benefit in 2011 and a $30 million charge in 2010; and
- Higher tax benefits from contingent tax matters primarily related to the effective settlements and remeasurements of uncertain tax positions ($161 million in 2011 and $131 million in 2010).

Partially offset by:

- An unfavorable earnings mix between high and low tax jurisdictions compared to the prior year;
- The non-tax deductible annual pharmaceutical company fee effective January 1, 2011 (tax impact of $80 million); and
- An out-of-period tax adjustment of $59 million in 2010 for previously unrecognized net deferred tax assets primarily attributed to deferred profits related to certain alliances as of December 31, 2009 (not material to any prior periods).

The increase in the 2010 effective tax rate from 2009 was due to:

- A $207 million charge recognized in the fourth quarter of 2010 discussed above;
- Changes in prior period estimates upon finalizing the 2009 U.S. tax return resulting in a $30 million charge in 2010 and a $67 million benefit in 2009 upon finalizing the 2008 U.S. tax return; and
- An unfavorable earnings mix between high and low tax jurisdictions compared to the prior year.

Partially offset by:

- Higher tax benefits from contingent tax matters primarily related to the effective settlements and remeasurements of uncertain tax positions ($131 million in 2010 and $64 million in 2009); and
- An out-of-period tax adjustment of $59 million in 2010 discussed above.

Deferred Taxes and Valuation Allowance

The components of current and non-current deferred income tax assets/(liabilities) were as follows:

Dollars in Millions	December 31, 2011	December 31, 2010
Deferred tax assets		
Foreign net operating loss carryforwards	$ **3,674**	$ 1,600
Milestone payments and license fees	**574**	557
Deferred income	**573**	554
U.S. Federal net operating loss carryforwards	**251**	351
Pension and postretirement benefits	**755**	348
State net operating loss and credit carryforwards	**344**	337
Intercompany profit and other inventory items	**331**	311
U.S. Federal research and development tax credit carryforwards	**109**	243
Other foreign deferred tax assets	**112**	167
Share-based compensation	**111**	131
Legal settlements	**46**	20
Other	**233**	299
Total deferred tax assets	**7,113**	4,918
Valuation allowance	**(3,920)**	(1,863)
Net deferred tax assets	**3,193**	3,055
Deferred tax liabilities		
Depreciation	**(118)**	(52)
Repatriation of foreign earnings	**(31)**	(21)
Acquired intangible assets	**(593)**	(525)
Other	**(676)**	(630)
Total deferred tax liabilities	**(1,418)**	(1,228)
Deferred tax assets, net	$ **1,775**	$ 1,827
Recognized as:		
Deferred income taxes – current	$ **1,200**	$ 1,036
Deferred income taxes – non-current	**688**	850
U.S. and foreign income taxes payable – current	**(6)**	(5)
Other liabilities – non-current	**(107)**	(54)
Total	$ **1,775**	$ 1,827

The U.S. Federal net operating loss carryforwards were $717 million at December 31, 2011. These carryforwards were acquired as a result of certain acquisitions and are subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire in varying amounts beginning in 2022. The research and development tax credit carryforwards expire in varying amounts beginning in 2018. The realization of the research and development tax credit carryforwards is dependent on generating sufficient domestic-sourced taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that these deferred tax assets will be realized.

At December 31, 2011, a valuation allowance of $3,920 million was established for the following items: $3,574 million for foreign net operating loss and tax credit carryforwards, $332 million for state deferred tax assets including net operating loss and tax credit carryforwards, and $14 million for U.S. Federal net operating loss carryforwards. Foreign holding companies net operating losses and their corresponding valuation allowances included an increase of $2,027 million as a result of statutory impairment charges that are not required in consolidated net earnings. These foreign holding companies had a higher asset basis for statutory purposes than the basis used in the consolidated financial statements due to an internal reorganization of certain legal entities in prior periods. Changes in the valuation allowance were as follows:

	Year Ended December 31,		
Dollars in Millions	2011	2010	2009
Balance at beginning of year	$ **1,863**	$ 1,791	$ 1,795
Provision	**2,410**	92	17
Utilization	**(135)**	(22)	(74)
Foreign currency translation	**(222)**	(6)	(8)
Other	**4**	8	61
Balance at end of year	$ **3,920**	$ 1,863	$ 1,791

Income tax payments were $597 million in 2011, $672 million in 2010 and $885 million in 2009. The current tax benefit realized as a result of stock related compensation credited to capital in excess of par value of stock was $47 million in 2011, $8 million in 2010 and $5 million in 2009.

At December 31, 2011, U.S. taxes have not been provided on approximately $18.5 billion of undistributed earnings of foreign subsidiaries as these undistributed earnings are indefinitely invested offshore. If, in the future, these earnings are repatriated to the U.S., or if such earnings are determined to be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided. BMS has favorable tax rates in Ireland and Puerto Rico under grants not scheduled to expire prior to 2023.

During 2010, BMS completed an internal reorganization of certain legal entities resulting in a $207 million charge. It is possible that U.S. tax authorities could assert additional material tax liabilities arising from the reorganization. If any such assertion were to occur, BMS would vigorously challenge any such assertion and believes it would prevail; however, there can be no assurance of such a result.

Business is conducted in various countries throughout the world and is subject to tax in numerous jurisdictions. As a result, a significant number of tax returns are filed and subject to examination by various Federal, state and local tax authorities. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported and may require several years to resolve. Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known. The effect of changes in estimates related to contingent tax liabilities is included in the effective tax rate reconciliation above.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	Year Ended December 31,		
Dollars in Millions	2011	2010	2009
Balance at beginning of year	$ **845**	$ 968	$ 791
Gross additions to tax positions related to current year	**44**	57	335
Gross reductions to tax positions related to current year	**-**	-	(11)
Gross additions to tax positions related to prior years	**106**	177	97
Gross reductions to tax positions related to prior years	**(325)**	(196)	(180)
Settlements	**(30)**	(153)	(37)
Reductions to tax positions related to lapse of statute	**(7)**	(7)	(29)
Cumulative translation adjustment	**(5)**	(1)	2
Balance at end of year	$ **628**	$ 845	$ 968

Uncertain tax benefits reduce deferred tax assets to the extent the uncertainty directly related to that asset; otherwise, they are recognized as either current or non-current U.S. and foreign income taxes payable. The unrecognized tax benefits that, if recognized, would impact the effective tax rate were $570 million, $818 million and $964 million at December 31, 2011, 2010, and 2009, respectively.

Gross additions to tax positions for the year ended December 31, 2009 include $287 million in tax reserves related to both the transfer of various international units to Mead Johnson prior to its IPO and the split-off transaction which is recognized in discontinued operations. Gross reductions to tax positions for the year ended December 31, 2009 include $10 million in liabilities related to Mead Johnson.

Accrued interest and penalties payable for unrecognized tax benefits are included in either current or non-current U.S. and foreign income taxes payable. Accrued interest related to unrecognized tax benefits were $51 million, $51 million, and $39 million at December 31, 2011, 2010, and 2009, respectively. Accrued penalties related to unrecognized tax benefits were $25 million, $23 million, and $19 million at December 31, 2011, 2010, and 2009, respectively.

Interest and penalties related to unrecognized tax benefits are included in income tax expense. Interest on unrecognized tax benefits was an expense of $10 million in 2011 and $12 million in 2010 and a benefit of $25 million in 2009. Penalties on unrecognized tax benefits was an expense of $7 million in 2011 and $4 million in 2010 and a benefit of $1 million in 2009.

BMS is currently under examination by a number of tax authorities, including all of the major tax jurisdictions listed in the table below, which have proposed adjustments to tax for issues such as transfer pricing, certain tax credits and the deductibility of certain expenses. BMS estimates that it is reasonably possible that the total amount of unrecognized tax benefits at December 31, 2011 will decrease in the range of approximately $70 million to $100 million in the next twelve months as a result of the settlement of certain tax audits and other events. The expected change in unrecognized tax benefits, primarily settlement related, will involve the payment of additional taxes, the adjustment of certain deferred taxes and/or the recognition of tax benefits. BMS also anticipates that it is reasonably possible that new issues will be raised by tax authorities which may require increases to the balance of unrecognized tax benefits; however, an estimate of such increases cannot reasonably be made at this time. BMS believes that it has adequately provided for all open tax years by tax jurisdiction.

The following is a summary of major tax jurisdictions for which tax authorities may assert additional taxes based upon tax years currently under audit and subsequent years that will likely be audited:

U.S.	2008 to 2011
Canada	2003 to 2011
France	2008 to 2011
Germany	2007 to 2011
Italy	2002 to 2011
Mexico	2003 to 2011

Note 9 EARNINGS PER SHARE

Amounts in Millions, Except Per Share Data	Year Ended December 31, 2011	2010	2009
Basic EPS Calculation:			
Income from Continuing Operations Attributable to BMS	$ **3,709**	$ 3,102	$ 3,239
Earnings attributable to unvested restricted shares	**(8)**	(12)	(18)
Income from Continuing Operations Attributable to BMS common shareholders	**3,701**	3,090	3,221
Net Earnings from Discontinued Operations Attributable to BMS[(1)]	-	-	7,331
EPS Numerator – Basic	$ **3,701**	$ 3,090	$ 10,552
EPS Denominator – Basic:			
Average Common Shares Outstanding	**1,700**	1,713	1,974
EPS – Basic:			
Continuing Operations	$ **2.18**	$ 1.80	$ 1.63
Discontinued Operations	-	-	3.72
Net Earnings	$ **2.18**	$ 1.80	$ 5.35
EPS Numerator – Diluted:			
Income from Continuing Operations Attributable to BMS	$ **3,709**	$ 3,102	$ 3,239
Earnings attributable to unvested restricted shares	**(8)**	(12)	(17)
Income from Continuing Operations Attributable to BMS common shareholders	**3,701**	3,090	3,222
Net Earnings from Discontinued Operations Attributable to BMS[(1)]	-	-	7,331
EPS Numerator – Diluted	$ **3,701**	$ 3,090	$ 10,553
EPS Denominator – Diluted:			
Average Common Shares Outstanding	**1,700**	1,713	1,974
Contingently convertible debt common stock equivalents	**1**	1	1
Incremental shares attributable to share-based compensation plans	**16**	13	3
Average Common Shares Outstanding and Common Share Equivalents	**1,717**	1,727	1,978
EPS – Diluted:			
Continuing Operations	$ **2.16**	$ 1.79	$ 1.63
Discontinued Operations	-	-	3.71
Net Earnings	$ **2.16**	$ 1.79	$ 5.34
(1) Net Earnings of Discontinued Operations used for EPS Calculation:			
Net Earnings from Discontinued Operations Attributable to BMS	$ -	$ -	$ 7,373
Earnings attributable to unvested restricted shares	-	-	(42)
Net Earnings from Discontinued Operations Attributable to BMS used for EPS calculation	$ -	$ -	$ 7,331
Anti-dilutive weighted-average equivalent shares - stock incentive plans	**13**	51	117

Note 10 FINANCIAL INSTRUMENTS

Financial instruments include cash and cash equivalents, marketable securities, accounts receivable and payable, debt instruments and derivatives. Due to their short term maturity, the carrying amount of receivables and accounts payable approximate fair value.

BMS has exposure to market risk due to changes in currency exchange rates and interest rates. As a result, certain derivative financial instruments are used when available on a cost-effective basis to hedge the underlying economic exposure. These instruments qualify as cash flow, net investment and fair value hedges upon meeting certain criteria, including effectiveness of offsetting hedged exposures. Changes in fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. Derivative financial instruments are not used for trading purposes.

Counterparty credit risk is considered as part of the overall fair value measurement, as well as the effect of credit risk when derivatives are in a liability position. Counterparty credit risk is monitored on an ongoing basis and is mitigated by limiting amounts outstanding with any individual counterparty, utilizing conventional derivative financial instruments and only entering into agreements with counterparties that meet high credit quality standards. The consolidated financial statements would not be materially impacted if any counterparty failed to perform according to the terms of its agreement. Under the terms of the agreements, posting of collateral is not required by any party whether derivatives are in an asset or liability position.

Fair Value Measurements – The fair values of financial instruments are classified into one of the following categories:

Level 1 inputs utilize non-binding quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs. These instruments include U.S. treasury bills and U.S. government agency securities.

Level 2 inputs utilize observable prices for similar instruments, non-binding quoted prices for identical or similar instruments in markets that are not active, and other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities. These instruments include corporate debt securities, commercial paper, Federal Deposit Insurance Corporation (FDIC) insured debt securities, certificates of deposit, money market funds, foreign currency forward contracts and interest rate swap contracts. Level 2 derivative instruments are valued using London Interbank Offered Rate (LIBOR) and Euro Interbank Offered Rate (EURIBOR) yield curves, less credit valuation adjustments, and observable forward foreign exchange rates at the reporting date. Valuations of derivative contracts may fluctuate considerably from period-to-period due to volatility in underlying foreign currencies and underlying interest rates, which are driven by market conditions and the duration of the contract. Credit adjustment volatility may have a significant impact on the valuation of interest rate swaps due to changes in the credit ratings and credit default swap spreads of BMS or its counterparties.

Level 3 unobservable inputs are used when little or no market data is available. Valuation models for the ARS and FRS portfolio are based on expected cash flow streams and collateral values including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. A majority of the ARS, which are private placement securities with long-term nominal maturities, were rated 'A' by Standard and Poor's as of December 31, 2011 and 2010, and primarily represent interests in insurance securitizations. The fair value was determined using internally developed valuations that were based in part on indicative bids received on the underlying assets of the securities and other evidence of fair value. Due to the current lack of an active market for FRS and the general lack of transparency into their underlying assets, other qualitative analysis is relied upon to value FRS including discussions with brokers and fund managers, default risk underlying the security and overall capital markets liquidity.

Available-For-Sale Securities and Cash Equivalents

The following table summarizes available-for-sale securities at December 31, 2011 and 2010:

Dollars in Millions	Amortized Cost	Unrealized Gain in Accumulated OCI	Unrealized Loss in Accumulated OCI	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
December 31, 2011							
Marketable Securities:							
Certificates of Deposit	$ 1,051	$ -	$ -	$ 1,051	$ -	$ 1,051	$ -
Corporate Debt Securities	2,908	60	(3)	2,965	-	2,965	-
Commercial Paper	1,035	-	-	1,035	-	1,035	-
U.S. Treasury Bills	400	2	-	402	402	-	-
FDIC Insured Debt Securities	302	1	-	303	-	303	-
Auction Rate Securities (ARS)	80	12	-	92	-	-	92
Floating Rate Securities (FRS)	21	-	(3)	18	-	-	18
Total Marketable Securities	$ 5,797	$ 75	$ (6)	$ 5,866	$ 402	$ 5,354	$ 110
December 31, 2010							
Marketable Securities:							
Certificates of Deposit	$ 1,209	$ -	$ -	$ 1,209	$ -	$ 1,209	$ -
Corporate Debt Securities	1,996	26	(10)	2,012	-	2,012	-
Commercial Paper	482	-	-	482	-	482	-
FDIC Insured Debt Securities	353	3	-	356	-	356	-
U.S. Treasury Bills	400	4	-	404	404	-	-
U.S. Government Agency Securities	375	1	-	376	376	-	-
Auction Rate Securities (ARS)	80	11	-	91	-	-	91
Floating Rate Securities (FRS)	21	-	(2)	19	-	-	19
Total Marketable Securities	$ 4,916	$ 45	$ (12)	$ 4,949	$ 780	$ 4,059	$ 110

The following table summarizes the classification of available-for-sale securities in the consolidated balance sheet:

Dollars in Millions	December 31, 2011	2010
Current Marketable Securities	$ **2,957**	$ 2,268
Non-current Marketable Securities	**2,909**	2,681
Total Marketable Securities	$ **5,866**	$ 4,949

Money market funds and other securities aggregating $5,469 million and $4,332 million at December 31, 2011 and 2010, respectively, were included in cash and cash equivalents and valued using Level 2 inputs. Cash and cash equivalents maintained in foreign currencies were $508 million at December 31, 2011 and are subject to currency rate risk.

At December 31, 2011, $2,817 million of non-current available for sale corporate debt securities, U.S. treasury bills, FDIC insured debt securities and floating rate securities mature within five years. All auction rate securities mature beyond 10 years.

The following table summarizes the activity for financial assets utilizing Level 3 fair value measurements:

	2011	2010
Fair value at January 1	$ **110**	$ 179
Settlements	-	(93)
Unrealized gains/(losses)	-	24
Fair value at December 31	$ **110**	$ 110

Qualifying Hedges and Non-Qualifying Derivatives

The following summarizes the fair value of outstanding derivatives:

		December 31, 2011		December 31, 2010	
Dollars in Millions	Balance Sheet Location	Notional	Fair Value (Level 2)	Notional	Fair Value (Level 2)
Derivatives designated as hedging instruments:					
Interest rate swap contracts	Other assets	$ 579	$ 135	$ 3,526	$ 234
Foreign currency forward contracts	Other assets	1,347	88	691	26
Foreign currency forward contracts	Accrued expenses	480	(29)	732	(48)

Cash Flow Hedges — Foreign currency forward contracts are primarily utilized to hedge forecasted intercompany inventory purchase transactions in certain foreign currencies. These forward contracts are designated as cash flow hedges with the effective portion of changes in fair value being temporarily reported in accumulated OCI and recognized in earnings when the hedged item affects earnings. As of December 31, 2011, significant outstanding foreign currency forward contracts were primarily attributed to Euro and Japanese yen foreign currency forward contracts in the notional amount of $946 million and $557 million, respectively.

The net gains on foreign currency forward contracts qualifying for cash flow hedge accounting are expected to be reclassified to cost of products sold within the next two years, including $46 million of pre-tax gains to be reclassified within the next 12 months. Cash flow hedge accounting is discontinued when the forecasted transaction is no longer probable of occurring on the originally forecasted date, or 60 days thereafter, or when the hedge is no longer effective. Assessments to determine whether derivatives designated as qualifying hedges are highly effective in offsetting changes in the cash flows of hedged items are performed at inception and on a quarterly basis. Any ineffective portion of the change in fair value is included in current period earnings. The earnings impact related to discontinued cash flow hedges and hedge ineffectiveness was not significant during 2011, 2010 and 2009.

Net Investment Hedges – Non-U.S. dollar borrowings of €541 million ($707 million) are designated to hedge the foreign currency exposures of the net investment in certain foreign affiliates. These borrowings are designated as net investment hedges and recognized in long term debt. The effective portion of foreign exchange gains or losses on the remeasurement of the debt is recognized in the foreign currency translation component of accumulated OCI with the related offset in long term debt.

Fair Value Hedges – Fixed-to-floating interest rate swap contracts are designated as fair value hedges and are used as part of an interest rate risk management strategy to create an appropriate balance of fixed and floating rate debt. The swaps and underlying debt for the benchmark risk being hedged are recorded at fair value. The effective interest rate paid on fixed-to-floating interest rate swaps is one-month LIBOR (0.295% as of December 31, 2011) plus an interest rate spread ranging from 1.3% to 2.9%. When the underlying swap is terminated prior to maturity, the fair value basis adjustment to the underlying debt instrument is amortized into earnings as a reduction to interest expense over the remaining life of the debt.

During 2010, fixed-to-floating interest rate swap contracts were executed to convert $332 million notional amount of 6.80% Debentures due 2026 and $147 million notional amount of 7.15% Debentures due 2023 from fixed rate debt to variable rate debt. During 2009, fixed-to-floating interest rate swap contracts were executed to convert $200 million notional amount of 5.45% Notes due 2018 and $597 notional amount of 5.25% Notes due 2013 from fixed rate debt to variable rate debt. These contracts qualified as a fair value hedge for each debt instrument.

During 2011, fixed-to-floating interest rate swap contracts of $1.6 billion notional amount and €1.0 billion notional amount were terminated generating total proceeds of $356 million (including accrued interest of $66 million). During 2010, fixed-to-floating interest rate swap contracts of $237 million notional amount and €500 million notional amount were terminated generating total proceeds of $116 million (including accrued interest of $18 million). During 2009, $1,061 million notional amount of fixed-to-floating interest rate swap contracts were terminated generating proceeds of $204 million (including accrued interest of $17 million).

Non-Qualifying Foreign Exchange Contracts – Foreign currency forward contracts are used to offset exposure to foreign currency-denominated monetary assets, liabilities and earnings. The primary objective of these contracts is to protect the U.S. dollar value of foreign currency-denominated monetary assets, liabilities and earnings from the effects of volatility in foreign exchange rates that might occur prior to their receipt or settlement in U.S. dollars. These contracts are not designated as hedges and are adjusted to fair value through other (income)/expense as they occur, and substantially offset the change in fair value of the underlying foreign currency denominated monetary asset, liability or earnings. The effect of non-qualifying hedges on earnings was not significant for the years ended December 31, 2011, 2010, and 2009.

Short-Term Borrowings and Long-Term Debt

Short-term borrowings include:

	December 31,	
Dollars in Millions	**2011**	2010
Bank drafts	**$ 113**	$ 100
Other short-term borrowings	**2**	17
Total	**$ 115**	$ 117

Long-term debt includes:

	December 31,	
Dollars in Millions	**2011**	2010
Principal Value:		
5.875% Notes due 2036	**$ 638**	$ 709
4.375% Euro Notes due 2016	**652**	656
4.625% Euro Notes due 2021	**652**	656
5.45% Notes due 2018	**600**	600
5.25% Notes due 2013	**597**	597
6.125% Notes due 2038	**500**	500
6.80% Debentures due 2026	**332**	332
7.15% Debentures due 2023	**304**	304
6.88% Debentures due 2097	**287**	287
0% - 5.75% Other - maturing 2023 - 2030	**107**	108
Subtotal	**4,669**	4,749
Adjustments to Principal Value:		
Fair value of interest rate swaps	**135**	234
Unamortized basis adjustment from swap terminations	**594**	369
Unamortized bond discounts	**(22)**	(24)
Total	**$ 5,376**	$ 5,328

Included in other debt is $50 million of Floating Rate Convertible Senior Debentures due 2023 which can be redeemed by the holders at par on September 15, 2013 and 2018, or if a fundamental change in ownership occurs. The Debentures are callable at par at any time by the Company. The Debentures have a current conversion price of $40.42, equal to a conversion rate of 24.7429 shares for each $1,000 principal amount, subject to certain anti-dilutive adjustments.

In February 2009, Mead Johnson entered into a three-year syndicated revolving credit facility agreement. In the fourth quarter of 2009, Mead Johnson borrowed $200 million under the revolving credit facility and issued various Notes totaling $1.5 billion, the proceeds of which were used to repay certain intercompany debt prior to the split-off.

The principal value of long-term debt obligations was $4,669 million at December 31, 2011 of which $597 million is due in 2013, $652 million is due in 2016, and the remaining $3,420 million due in 2017 or thereafter. The fair value of long-term debt was $6,406 million and $5,861 million at December 31, 2011 and 2010, respectively, and was estimated based upon the quoted market prices for the same or similar debt instruments. The fair value of short-term borrowings approximates the carrying value due to the short maturities of the debt instruments.

Debt repurchase activity was as follows:

Dollars in Millions	2011	2010	2009
Principal amount	$ **71**	$ 750	$ 117
Repurchase price	**78**	855	132
Notional amount of interest rate swaps terminated	**34**	319	53
Swap termination proceeds	**6**	48	7
Total (gain)/loss	**(10)**	6	(7)

Interest payments were $171 million in 2011, $178 in 2010 and $206 million in 2009 net of amounts related to interest rate swap contracts.

In September 2011, the Company replaced its $2.0 billion revolving credit facility with a new $1.5 billion five year revolving credit facility from a syndicate of lenders, which is extendable on any anniversary date with the consent of the lenders. There are no financial covenants under the new facility. There were no borrowings outstanding under either revolving credit facility at December 31, 2011 and 2010.

At December 31, 2011, $233 million of financial guarantees were provided in the form of stand-by letters of credit and performance bonds. The stand-by letters of credit are issued through financial institutions in support of guarantees made by BMS and its affiliates for various obligations. The performance bonds were issued to support a range of ongoing operating activities, including sale of products to hospitals and foreign ministries of health, bonds for customs, duties and value added tax and guarantees related to miscellaneous legal actions. A significant majority of the outstanding financial guarantees will expire within the year and are not expected to be funded.

Note 11 RECEIVABLES

Receivables include:

	December 31,	
Dollars in Millions	2011	2010
Trade receivables	$ **2,397**	$ 2,092
Less allowances	**(147)**	(107)
Net trade receivables	**2,250**	1,985
Alliance partners receivables	**1,081**	1,076
Prepaid and refundable income taxes	**256**	223
Miscellaneous receivables	**156**	196
Receivables	$ **3,743**	$ 3,480

Receivables are netted with deferred income related to alliance partners until recognition of income. As a result, alliance partner receivables and deferred income were reduced by $901 million and $734 million at December 31, 2011 and 2010, respectively. For additional information regarding alliance partners, see Note 3 "Alliances and Collaborations." Non-U.S. receivables sold on a nonrecourse basis were $1,077 million in 2011, $932 million in 2010, and $660 million in 2009. In the aggregate, receivables due from three pharmaceutical wholesalers in the U.S. represented 55% and 51% of total trade receivables at December 31, 2011 and 2010, respectively.

Changes to the allowances for bad debt, charge-backs and cash discounts were as follows:

	Year Ended December 31,		
Dollars in Millions	2011	2010	2009
Balance at beginning of year	$ **107**	$ 103	$ 128
Provision	**1,094**	864	776
Utilization	**(1,054)**	(860)	(800)
Discontinued operations	**-**	-	(1)
Balance at end of year	$ **147**	$ 107	$ 103

Note 12 INVENTORIES

Inventories include:

Dollars in Millions	December 31, 2011	December 31, 2010
Finished goods	$ **478**	$ 397
Work in process	**646**	608
Raw and packaging materials	**260**	199
Inventories	$ **1,384**	$ 1,204

Inventories expected to remain on-hand beyond one year are included in non-current other assets and were $260 million (including $92 million of capitalized costs which are subject to regulatory approval prior to being sold) at December 31, 2011 and $297 million at December 31, 2010. The status of the regulatory approval process and the probability of future sales were considered in assessing the recoverability of these costs.

Note 13 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes:

Dollars in Millions	December 31, 2011	December 31, 2010
Land	$ **137**	$ 133
Buildings	**4,545**	4,565
Machinery, equipment and fixtures	**3,437**	3,423
Construction in progress	**262**	139
Gross property, plant and equipment	**8,381**	8,260
Less accumulated depreciation	**(3,860)**	(3,596)
Property, plant and equipment	$ **4,521**	$ 4,664

Depreciation expense was $448 million in 2011, $473 million in 2010 and $469 million in 2009, of which $51 million in 2009 was included in discontinued operations. Capitalized interest was $8 million in 2010 and $13 million in 2009.

Note 14 GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill were as follows:

Dollars in Millions	
Balance at January 1, 2010	$ 5,218
ZymoGenetics acquisition	15
Balance at December 31, 2010	5,233
Amira acquisition	265
Other	88
Balance at December 31, 2011	$ 5,586

Other includes an out-of-period adjustment recorded to correct the purchase price allocation for the September 2009 Medarex acquisition and a $24 million contingent milestone payment from a prior acquisition. The Medarex purchase price adjustment decreased other intangible assets by $98 million and increased deferred tax assets by $34 million and goodwill by $64 million. The effect of this adjustment was not material for the current or any prior periods.

Other intangible assets include:

Dollars in Millions	Estimated Useful Lives	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization	December 31, 2011 Net Carrying Amount	December 31, 2010 Gross Carrying Amount	December 31, 2010 Accumulated Amortization	December 31, 2010 Net Carrying Amount
Licenses	2 – 15 years	$ 1,218	$ 443	$ 775	$ 965	$ 368	$ 597
Technology	9 – 15 years	2,608	1,194	1,414	1,562	1,001	561
Capitalized software	3 – 10 years	1,147	857	290	1,140	841	299
Total finite-lived intangible assets		4,973	2,494	2,479	3,667	2,210	1,457
IPRD		645	-	645	1,913	-	1,913
Total other intangible assets		$ 5,618	$ 2,494	$ 3,124	$ 5,580	$ 2,210	$ 3,370

In 2011, $1.0 billion of IPRD was reclassified to technology upon approval of *Yervoy* in the U.S. and $367 million of IPRD was reclassified to licenses for out-licensed compounds that have no further performance obligations.

Changes in other intangible assets were as follows:

Dollars in Millions	**2011**	2010	2009
Other intangible assets carrying amount at January 1	**$ 3,370**	$ 2,865	$ 1,151
Capitalized software and other additions	**75**	107	96
Acquisitions	**160**	678	1,910
Mead Johnson split-off	**-**	-	(50)
Amortization - licenses and technology	**(271)**	(199)	(170)
Amortization - capitalized software	**(82)**	(72)	(68)
Impairment charges	**(30)**	(10)	-
Other	**(98)**	1	(4)
Other intangible assets carrying amount at December 31	**$ 3,124**	$ 3,370	$ 2,865

Amortization expense included in discontinued operations was $9 million in 2009.

Amortization expense of other intangible assets is expected to be $350 million in 2012, $275 million in 2013, $263 million in 2014, $236 million in 2015, $218 million in 2016 and $1,138 million thereafter.

Note 15 ACCRUED EXPENSES

Accrued expenses include:

Dollars in Millions	December 31, **2011**	December 31, 2010
Employee compensation and benefits	**$ 783**	$ 718
Royalties	**571**	576
Accrued research and development	**450**	411
Restructuring - current	**58**	108
Pension and postretirement benefits	**46**	47
Accrued litigation	**32**	54
Other	**851**	826
Total accrued expenses	**$ 2,791**	$ 2,740

Note 16 SALES REBATES AND RETURN ACCRUALS

Reductions to trade receivables and accrued rebates and returns liabilities are as follows:

	December 31,	
Dollars in Millions	**2011**	2010
Charge-backs related to government programs	**$ 51**	$ 48
Cash discounts	**28**	29
Reductions to trade receivables	**$ 79**	$ 77
Managed healthcare rebates and other contract discounts	**$ 417**	$ 216
Medicaid rebates	**411**	327
Sales returns	**161**	187
Other adjustments	**181**	127
Accrued rebates and returns	**$ 1,170**	$ 857

Note 17 DEFERRED INCOME

Deferred income includes:

	December 31,	
Dollars in Millions	**2011**	2010
Upfront, milestone and other licensing receipts	**$ 882**	$ 797
Atripla deferred revenue	**113**	227
Gain on sale-leaseback transactions	**120**	147
Other	**88**	126
Total deferred income	**$ 1,203**	$ 1,297
Current portion	**$ 337**	$ 402
Non-current portion	**866**	895

Upfront, milestone and other licensing receipts are being amortized over the expected life of the product. See Note 3 "Alliances and Collaborations" for information pertaining to revenue recognition and other transactions with alliances and collaborations. The deferred gains on several sale-leaseback transactions are being amortized over the remaining lease terms of the related facilities through 2018 and were $28 million in 2011, $27 million in 2010 and $28 million in 2009.

Note 18 EQUITY

Dollars and Shares in Millions	Common Stock Shares	Common Stock Par Value	Capital in Excess of Par Value of Stock	Retained Earnings	Treasury Stock Shares	Treasury Stock Cost	Non-Controlling Interest
Balance at January 1, 2009	2,205	$ 220	$ 2,757	$ 22,549	226	$ (10,566)	$ (33)
Net earnings attributable to BMS	-	-	-	10,612	-	-	-
Cash dividends declared	-	-	-	(2,401)	-	-	-
Mead Johnson IPO	-	-	942	-	-	-	(160)
Adjustments to the Mead Johnson net asset transfer	-	-	(7)	-	-	-	7
Mead Johnson split-off	-	-	-	-	269	(6,921)	105
Employee stock compensation plans	-	-	76	-	(4)	123	-
Net earnings attributable to non-controlling interest	-	-	-	-	-	-	1,808
Other comprehensive income attributable to noncontrolling interest	-	-	-	-	-	-	10
Distributions	-	-	-	-	-	-	(1,795)
Balance at December 31, 2009	2,205	220	3,768	30,760	491	(17,364)	(58)
Net earnings attributable to BMS	-	-	-	3,102	-	-	-
Cash dividends declared	-	-	-	(2,226)	-	-	-
Stock repurchase program	-	-	-	-	23	(587)	-
Employee stock compensation plans	-	-	(86)	-	(13)	497	-
Net earnings attributable to non-controlling interest	-	-	-	-	-	-	2,091
Distributions	-	-	-	-	-	-	(2,108)
Balance at December 31, 2010	2,205	220	3,682	31,636	501	(17,454)	(75)
Net earnings attributable to BMS	-	-	-	3,709	-	-	-
Cash dividends declared	-	-	-	(2,276)	-	-	-
Stock repurchase program	-	-	-	-	42	(1,226)	-
Employee stock compensation plans	-	-	(568)	-	(28)	1,278	-
Net earnings attributable to non-controlling interest	-	-	-	-	-	-	2,333
Other comprehensive income attributable to noncontrolling interest	-	-	-	-	-	-	7
Distributions	-	-	-	-	-	-	(2,354)
Balance at December 31, 2011	2,205	$ 220	$ 3,114	$ 33,069	515	$ (17,402)	$ (89)

Treasury stock is recognized at the cost to reacquire the shares. Treasury shares acquired from the Mead Johnson split-off were recognized at the fair value of the stock as of the split-off date. Shares issued from treasury are recognized utilizing the first-in first-out method.

In May 2010, the Board of Directors authorized the repurchase of up to $3.0 billion of common stock. Repurchases may be made either in the open market or through private transactions, including under repurchase plans established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The stock repurchase program does not have an expiration date and may be suspended or discontinued at any time.

Noncontrolling interest is primarily related to the partnerships with Sanofi for the territory covering the Americas for net sales of Plavix. Net earnings attributable to noncontrolling interest are presented net of taxes of $792 million in 2011, $683 million in 2010 and $589 million in 2009, in the consolidated statements of earnings with a corresponding increase to the provision for income taxes. Distribution of the partnership profits to Sanofi and Sanofi's funding of ongoing partnership operations occur on a routine basis. The above activity includes the pre-tax income and distributions related to these partnerships. Net earnings from noncontrolling interest included in discontinued operations was $69 million in 2009.

The accumulated balances related to each component of other comprehensive income/(loss) (OCI), net of taxes, were as follows:

Dollars in Millions	Foreign Currency Translation	Derivatives Qualifying as Effective Hedges	Pension and Other Postretirement Benefits	Available for Sale Securities	Accumulated Other Comprehensive Income/(Loss)
Balance at January 1, 2009	$ (424)	$ 14	$ (2,258)	$ (51)	$ (2,719)
Other comprehensive income/(loss)	81	(44)	100	41	178
Balance at December 31, 2009	(343)	(30)	(2,158)	(10)	(2,541)
Other comprehensive income/(loss)	121	10	(5)	44	170
Balance at December 31, 2010	(222)	(20)	(2,163)	34	(2,371)
Other comprehensive income/(loss)	(16)	56	(742)	28	(674)
Balance at December 31, 2011	$ (238)	$ 36	$ (2,905)	$ 62	$ (3,045)

Note 19 PENSION, POSTRETIREMENT AND POSTEMPLOYMENT LIABILITIES

The Company and certain of its subsidiaries sponsor defined benefit pension plans, defined contribution plans and termination indemnity plans for regular full-time employees. The principal defined benefit pension plan is the Bristol-Myers Squibb Retirement Income Plan, which covers most U.S. employees and represents approximately 70% of the consolidated pension plan assets and obligations. The funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974 (ERISA). Plan benefits are based primarily on the participant's years of credited service and final average compensation. Plan assets consist principally of equity and fixed-income securities.

Comprehensive medical and group life benefits are provided for substantially all U.S. retirees who elect to participate in comprehensive medical and group life plans. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. The life insurance plan is noncontributory. Plan assets consist principally of equity and fixed-income securities. Similar plans exist for employees in certain countries outside of the U.S.

The net periodic benefit cost of defined benefit pension and postretirement benefit plans includes:

	Pension Benefits			Other Benefits		
Dollars in Millions	**2011**	2010	2009	**2011**	2010	2009
Service cost — benefits earned during the year	**$ 43**	$ 44	$ 178	**$ 8**	$ 6	$ 6
Interest cost on projected benefit obligation	**337**	347	381	**26**	30	37
Expected return on plan assets	**(464)**	(453)	(453)	**(26)**	(24)	(19)
Amortization of prior service cost/(benefit)	**(1)**	-	4	**(3)**	(3)	(3)
Amortization of net actuarial loss	**112**	95	94	**7**	10	10
Curtailments	**(3)**	5	24	**(1)**	-	-
Settlements	**15**	22	29	**-**	-	-
Special termination benefits	**-**	1	-	**-**	-	-
Total net periodic benefit cost	**$ 39**	$ 61	$ 257	**$ 11**	$ 19	$ 31
Continuing operations	**$ 39**	$ 61	$ 242	**$ 11**	$ 19	$ 28
Discontinued operations	**-**	-	15	**-**	-	3
Total net periodic benefit cost	**$ 39**	$ 61	$ 257	**$ 11**	$ 19	$ 31

Net actuarial loss and prior service cost of $140 million is expected to be amortized from accumulated OCI into net periodic benefit cost for pension and postretirement benefit plans in 2012.

The U.S. Retirement Income Plan and several other plans were amended during June 2009. The amendments eliminate the crediting of future benefits relating to service effective December 31, 2009. Salary increases will continue to be considered for an additional five-year period in determining the benefit obligation related to prior service. The plan amendments were accounted for as a curtailment. As a result, the applicable plan assets and obligations were remeasured. The remeasurement resulted in a $455 million reduction to accumulated OCI ($295 million net of taxes) and a corresponding decrease to the funded status of the plan due to the curtailment, updated plan asset valuations and a change in the discount rate from 7.0% to 7.5%. A curtailment charge of $25 million was also recognized in other expense during the second quarter of 2009 for the remaining amount of unrecognized prior service cost. In addition, all participants were reclassified as inactive for benefit plan purposes and actuarial gains and losses will be amortized over the expected weighted-average remaining lives of plan participants (32 years).

In connection with the plan amendment, contributions to principal defined contribution plans in the U.S. and Puerto Rico increased effective January 1, 2010. The net impact of the above actions is expected to reduce the future retiree benefit costs, although future costs will continue to be subject to market conditions and other factors including actual and expected plan asset performance, interest rate fluctuations and lump-sum benefit payments.

In 2009, certain plan assets and related obligations were transferred from the U.S. Retirement Income Plan and several other plans to new plans sponsored by Mead Johnson for active Mead Johnson participants resulting in a $170 million reduction to accumulated OCI ($110 million net of taxes) in the first quarter of 2009 and a corresponding decrease to the funded status of the plan due to updated plan asset valuations and a change in the discount rate from 6.5% to 7.0%.

Changes in defined benefit and postretirement benefit plan obligations, assets, funded status and amounts recognized in the consolidated balance sheets were as follows:

	Pension Benefits		Other Benefits	
Dollars in Millions	2011	2010	2011	2010
Benefit obligations at beginning of year	$ 6,704	$ 6,386	$ 589	$ 579
Service cost—benefits earned during the year	43	44	8	6
Interest cost	337	347	26	30
Plan participants' contributions	3	3	25	25
Curtailments	(3)	2	(1)	-
Settlements	(41)	(50)	(2)	-
Plan amendments	(40)	-	(1)	-
Actuarial losses	876	397	6	16
Retiree Drug Subsidy	-	-	12	10
Benefits paid	(386)	(377)	(79)	(78)
Special termination benefits	-	1	-	-
Exchange rate losses/(gains)	6	(49)	(1)	1
Benefit obligations at end of year	$ 7,499	$ 6,704	$ 582	$ 589
Fair value of plan assets at beginning of year	$ 5,766	$ 5,103	$ 315	$ 278
Actual return on plan assets	66	697	10	37
Employer contributions	432	431	24	43
Plan participants' contributions	3	3	25	25
Settlements	(41)	(50)	(2)	-
Retiree Drug Subsidy	-	-	12	10
Benefits paid	(386)	(377)	(79)	(78)
Exchange rate gains/(losses)	2	(41)	-	-
Fair value of plan assets at end of year	$ 5,842	$ 5,766	$ 305	$ 315
Funded status	$ (1,657)	$ (938)	$ (277)	$ (274)
Assets/Liabilities recognized:				
Other assets	$ 39	$ 37	$ -	$ -
Accrued expenses	(33)	(33)	(12)	(13)
Pension and other postretirement liabilities	(1,663)	(942)	(265)	(261)
Funded status	$ (1,657)	$ (938)	$ (277)	$ (274)
Recognized in accumulated other comprehensive loss:				
Net actuarial loss	$ 4,297	$ 3,150	$ 166	$ 151
Net obligation at adoption	1	1	-	-
Prior service cost/(benefit)	(39)	-	(8)	(10)
Total	$ 4,259	$ 3,151	$ 158	$ 141

The accumulated benefit obligation for all defined benefit pension plans was $7,322 million and $6,407 million at December 31, 2011 and 2010, respectively.

Additional information related to pension plans was as follows:

Dollars in Millions	2011	2010
Pension plans with projected benefit obligations in excess of plan assets:		
Projected benefit obligation	$ 7,236	$ 6,436
Fair value of plan assets	5,540	5,461
Pension plans with accumulated benefit obligations in excess of plan assets:		
Accumulated benefit obligation	$ 6,867	$ 6,112
Fair value of plan assets	5,327	5,415

Actuarial Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Benefits	
	2011	2010	**2011**	2010
Discount rate	**4.4 %**	5.2 %	**4.1 %**	4.8 %
Rate of compensation increase	**2.3 %**	2.4 %	**2.0 %**	2.0 %

Weighted-average actuarial assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	Pension Benefits			Other Benefits		
	2011	2010	2009	**2011**	2010	2009
Discount rate	**5.2 %**	5.6 %	6.9 %	**4.8 %**	5.5 %	7.0 %
Expected long-term return on plan assets	**8.3 %**	8.3 %	8.2 %	**8.8 %**	8.8 %	8.8 %
Rate of compensation increase	**2.4 %**	3.7 %	3.6 %	**2.0 %**	3.5 %	3.5 %

The yield on high quality corporate bonds that matches the duration of the benefit obligations is used in determining the discount rate. The Citigroup Pension Discount curve is used in developing the discount rate for the U.S. plans.

Several factors are considered in developing the expected return on plan assets, including long-term historical returns and input from external advisors. Individual asset class return forecasts were developed based upon market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted-average of the target asset allocation of each individual asset class. Historical long-term actual annualized returns for U.S. pension plans were as follows:

	2011	2010	2009
10 years	**5.6 %**	4.7 %	3.6 %
15 years	**7.0 %**	7.9 %	8.4 %
20 years	**8.1 %**	9.3 %	8.4 %

Pension and postretirement liabilities were increased by $1.3 billion at December 31, 2011 with a corresponding charge to other comprehensive income as a result of lower than expected return on plan assets ($414 million) and actuarial losses attributed to the benefit obligation ($882 million). These actuarial losses resulted from prevailing equity and fixed income market conditions and a reduction in interest rates in 2011.

The expected return on plan assets was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The market-related value exceeded the fair value of plan assets by $151 million at December 31, 2011. The fair value of plan assets exceeded the market-related value by $313 million at December 31, 2010. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a three-year period.

Gains and losses have resulted from changes in actuarial assumptions (such as changes in the discount rate) and from differences between assumed and actual experience (such as differences between actual and expected return on plan assets). These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent they exceed 10% of the higher of the market-related value or the projected benefit obligation for each respective plan. As a result, approximately $900 million related to pension benefits is not expected to be amortized during 2012. The majority of the remaining actuarial losses are amortized over the life expectancy of the plans' participants for U.S. plans and expected remaining service periods for most other plans.

Assumed healthcare cost trend rates at December 31 were as follows:

	2011	2010	2009
Healthcare cost trend rate assumed for next year	**7.4 %**	7.9 %	8.4 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**4.5 %**	4.5 %	4.5 %
Year that the rate reaches the ultimate trend rate	**2018**	2018	2018

Assumed healthcare cost trend rates have an effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

Dollars in Millions	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 1	$ (1)
Effect on postretirement benefit obligation	15	(11)

Plan Assets

The fair value of pension and postretirement plan assets by asset category at December 31, 2011 and 2010 was as follows:

	December 31, 2011				December 31, 2010			
Dollars in Millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity Funds	$ 236	$ 1,559	$ 4	$ 1,799	$ 237	$ 1,665	$ 7	$ 1,909
Equity Securities	1,679	-	-	1,679	1,752	-	-	1,752
Fixed Income Funds	203	419	-	622	181	367	-	548
Venture Capital and Limited Partnerships	-	-	408	408	-	-	415	415
Government Mortgage Backed Securities	-	372	8	380	-	391	-	391
Corporate Debt Securities	-	315	10	325	-	309	14	323
Short-Term Investment Funds	-	306	-	306	-	244	-	244
U.S. Treasury and Agency Securities	-	304	-	304	26	112	-	138
Insurance Contracts	-	-	125	125	-	-	144	144
Event Driven Hedge Funds	-	86	-	86	-	86	-	86
Collateralized Mortgage Obligation Bonds	-	63	7	70	-	87	10	97
State and Municipal Bonds	-	34	-	34	-	24	-	24
Asset Backed Securities	-	17	4	21	-	24	7	31
Real Estate	-	12	-	12	-	11	-	11
Cash and Cash Equivalents	(24)	-	-	(24)	(32)	-	-	(32)
Total plan assets at fair value	$ 2,094	$ 3,487	$ 566	$ 6,147	$ 2,164	$ 3,320	$ 597	$ 6,081

The investment valuation policies per investment class are as follows:

Level 1 inputs utilize quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs. These instruments include equity securities, equity funds, and fixed income funds publicly traded on a national securities exchange, U.S. treasury and agency securities, and cash and cash equivalents. Cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value. Pending trade sales and purchases are included in cash and cash equivalents until final settlement.

Level 2 inputs include observable prices for similar instruments, quoted prices for identical or similar instruments in markets that are not active, and other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities. Equity funds, fixed income funds, event driven hedge funds and short-term investment funds classified as Level 2 within the fair value hierarchy are valued at the net asset value of their shares held at year end. Corporate debt securities, government mortgage backed securities, collateralized mortgage obligation bonds, asset backed securities, U.S. treasury and agency securities, state and municipal bonds, and real estate interests classified as Level 2 within the fair value hierarchy are valued utilizing observable prices for similar instruments and quoted prices for identical or similar instruments in markets that are not active.

Level 3 unobservable inputs are used when little or no market data is available. Equity funds, venture capital and limited partnership investments classified as Level 3 within the fair value hierarchy are valued at estimated fair value. The estimated fair value is based on the fair value of the underlying investment values or cost plus or minus accumulated earnings or losses which approximates fair value. Insurance contract interests are carried at contract value, which approximates the estimated fair value and is based on the fair value of the underlying investment of the insurance company. Insurance contracts are held by certain foreign pension plans. Valuation models for corporate debt securities, collateralized mortgage obligation bonds and asset backed securities classified as Level 3 within the fair value hierarchy are based on estimated bids from brokers or other third-party vendor sources that utilize expected cash flow streams and collateral values including assessments of counterparty credit quality, default risk, discount rates and overall capital market liquidity.

The following summarizes the activity for financial assets utilizing Level 3 fair value measurements:

Dollars in Millions	Venture Capital and Limited Partnerships	Insurance Contracts	Other	Total
Fair value at January 1, 2010	$ 391	$ 141	$ 53	$ 585
Purchases	43	6	3	52
Sales	(2)	(17)	(19)	(38)
Settlements	(66)	-	(3)	(69)
Realized (losses)/gains	34	-	(2)	32
Unrealized gains/(losses)	15	14	7	36
Fair value at December 31, 2010	415	144	39	598
Purchases	53	8	5	66
Sales	(5)	(31)	(3)	(39)
Settlements	(48)	-	(4)	(52)
Realized (losses)/gains	56	-	3	59
Unrealized gains/(losses)	(63)	4	(7)	(66)
Fair value at December 31, 2011	$ 408	$ 125	$ 33	$ 566

The investment strategy emphasizes equities in order to achieve higher expected returns and lower expenses and required cash contributions over the long-term. A target asset allocation of 70% public equity (58% U.S. and 12% international), 8% private equity and 22% fixed income is maintained for the U.S. pension plans. Investments are well diversified within each of the three major asset categories. Approximately 82% of the U.S. pension plans equity investments are actively managed. Venture capital and limited partnerships are typically valued on a three month lag. Bristol-Myers Squibb Company common stock represents less than 1% of the plan assets at December 31, 2011 and 2010.

Contributions

Contributions to the U.S. pension plans were $343 million in 2011, $341 million in 2010 and $656 million in 2009 (including $27 million by Mead Johnson). Contributions to the U.S. pension plans are expected to approximate $340 million during 2012, of which $300 million was contributed in January 2012.

Contributions to the international pension plans were $88 million in 2011, $90 million in 2010 and $133 million in 2009. Contributions to the international plans are expected to range from $75 million to $90 million in 2012.

Estimated Future Benefit Payments

Dollars in Millions	Pension Benefits	Other Benefits
2012	$ 384	$ 50
2013	395	51
2014	406	47
2015	407	45
2016	415	44
Years 2017 – 2021	2,083	202

Savings Plan

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The contribution is based on employee contributions and the level of Company match. The qualified defined contribution plans were amended to allow for increased matching and additional Company contributions effective in 2010. The expense related to the plan was $181 million in 2011, $188 million in 2010 and $50 million in 2009.

Post Employment Benefit Plan

Post-employment liabilities for long-term disability benefits were $92 million at both December 31, 2011 and 2010. The expense related to these benefits was $18 million in 2011 and 2010 and $21 million in 2009.

Termination Indemnity Plans

Statutory termination obligations in Europe are recognized on an undiscounted basis assuming employee termination at each measurement date. The liability recognized for these obligations was $25 million at both December 31, 2011 and 2010.

Note 20 EMPLOYEE STOCK BENEFIT PLANS

On May 1, 2007, the shareholders approved the 2007 Stock Award and Incentive Plan (the 2007 Plan), which replaced the 2002 Stock Incentive Plan that expired on May 31, 2007. Shares of common stock reserved for issuance pursuant to stock plans, options and conversions of preferred stock were 302 million at December 31, 2011. Shares available to be granted for the active plans, adjusted for the combination of plans, were 108 million at December 31, 2011. Shares for the stock option exercise and share unit vesting are issued from treasury stock. Only shares actually delivered to participants in connection with an award after all restrictions have lapsed will reduce the number of shares reserved. Shares tendered in a prior year to pay the purchase price of options and shares previously utilized to satisfy withholding tax obligations upon exercise continue to be available and reserved.

Executive officers and key employees may be granted options to purchase common stock at no less than the market price on the date the option is granted. Options generally become exercisable ratably over 4 years and have a maximum term of 10 years. Additionally, the plan provides for the granting of stock appreciation rights whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the option exercise price.

Common stock may be granted to key employees, subject to restrictions as to continuous employment. Restrictions expire over a four year period from date of grant. Compensation expense is recognized over the vesting period. A stock unit is a right to receive stock at the end of the specified vesting period but has no voting rights.

Beginning in 2010, market share units were granted to certain executives. Vesting of market share units is conditioned upon continuous employment until vesting date and the payout factor equals at least 60%. The payout factor is the share price on vesting date divided by share price on award date, with a maximum of 200%. The share price used in the payout factor is calculated using an average of the closing prices on the grant or vest date, and the nine trading days immediately preceding the grant or vest date. Vesting occurs ratably over four years.

Long-term performance awards have a three year cycle and are delivered in the form of a target number of performance share units. The number of shares ultimately issued is calculated based on actual performance compared to earnings targets and other performance criteria established at the beginning of the performance period. The awards have annual goals with a maximum payout of 167.5%. If threshold targets are not met for a performance period, no payment is made under the plan for that annual period. Vesting occurs at the end of the three year period.

Stock-based compensation expense is based on awards ultimately expected to vest and is recognized over the vesting period. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense was as follows:

	Years Ended December 31,		
Dollars in Millions	**2011**	2010	2009
Stock options	**$ 27**	$ 50	$ 78
Restricted stock	**79**	83	76
Market share units	**23**	13	-
Long-term performance awards	**32**	47	29
Total stock-based compensation expense	**$ 161**	$ 193	$ 183
Continuing operations	**$ 161**	$ 193	$ 165
Discontinued operations	**-**	-	18
Total stock-based compensation expense	**$ 161**	$ 193	$ 183
Deferred tax benefit related to stock-based compensation expense	**$ 56**	$ 63	$ 60

Share-based compensation activities were as follows:

	Stock Options		Restricted Stock Units		Market Share Units		Long-Term Performance Awards	
Shares in Thousands	Number of Options Outstanding	Weighted-Average Exercise Price of Shares	Number of Nonvested Awards	Weighted-Average Grant-Date Fair Value	Number of Nonvested Awards	Weighted-Average Grant-Date Fair Value	Number of Nonvested Awards	Weighted-Average Grant-Date Fair Value
Balance at January 1, 2011	104,724	$ 29.02	9,343	$ 21.53	1,248	$ 24.69	4,550	$ 19.83
Granted	-	-	3,358	26.04	1,353	25.83	1,642	25.30
Released/Exercised	(23,703)	23.49	(3,400)	21.92	(325)	24.70	(2,831)	18.89
Adjustments for actual payout	-	-	-	-	(17)	24.70	277	25.38
Forfeited	(10,797)	54.08	(885)	22.20	(277)	25.17	(227)	24.38
Balance at December 31, 2011	70,224	27.04	8,416	23.10	1,982	25.39	3,411	23.53

Total compensation costs related to share-based payment awards not yet recognized and the weighted-average period over which such awards are expected to be recognized at December 31, 2011 were as follows:

Dollars in Millions	Stock Options	Restricted Stock Units	Market Share Units	Long-Term Performance Awards
Unrecognized compensation cost	$ 13	$ 135	$ 27	$ 30
Expected weighted-average period in years of compensation cost to be recognized	1.1	2.5	2.9	1.5

Additional information related to share-based compensation awards is summarized as follows:

Amounts in Millions, except per share data	2011	2010	2009
Weighted-average grant date fair value (per share):			
Stock options	**$ -**	$ -	$ 3.60
Restricted stock units	**26.04**	24.80	17.77
Market share units	**25.83**	24.69	-
Long-term performance awards	**25.30**	23.65	15.59
Fair value of options or awards that vested during the year:			
Stock options	**$ 45**	$ 73	$ 103
Restricted stock units	**75**	79	74
Market share units	**8**	-	-
Long-term performance awards	**21**	56	21
Total intrinsic value of stock options exercised during the year	**$ 154**	$ 47	$ 6

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 2011 (amounts in millions, except per share data):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$1 - $20	13,062	7.16	$ 17.48	$ 232	5,997	7.14	$ 17.37	$ 107
$20 - $30	47,186	3.64	25.25	472	44,986	3.48	25.40	443
$30 - $40	28	3.82	30.97	-	28	3.82	30.97	-
$40 and up	9,948	0.17	48.10	-	9,948	0.17	48.10	-
	70,224	3.80	27.04	$ 704	60,959	3.33	28.32	$ 550

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the closing stock price of $35.24 on December 31, 2011.

Fair Value Assumptions

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model for stock options with a service condition, and a model applying multiple input variables that determine the probability of satisfying market conditions for options with service and market conditions. The following weighted-average assumptions were used in the valuation:

	2009
Expected volatility	35.8 %
Risk-free interest rate	2.4 %
Dividend yield	5.7 %
Expected life	7.0 yrs

The expected volatility assumption required in the Black-Scholes model was derived by calculating a 10-year historical volatility and weighting that equally with the derived implied volatility. The blended historical and implied volatility approach of expected volatility is believed to be more representative of future stock price trends than using only historical volatility.

The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect on the grant date. The dividend yield assumption is based on historical and expected dividend payouts.

The expected life of stock options represents the weighted-average period the stock options will remain outstanding and is a derived output of a lattice-binomial model. The expected life is impacted by all of the underlying assumptions and calibration of the model. The model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The model estimates the probability of exercise as a function of these two variables based on historical exercises and cancellations on prior option grants made.

The fair value of restricted stock units and long-term performance awards is determined based on the closing trading price of the Company's common stock on the grant date. Beginning in 2010, the fair value of performance share units granted was not discounted because they participate in dividends. The fair value of performance share units granted prior to 2010 was discounted using the risk-free interest rate on the date of grant because they do not participate in dividends.

The fair value of the market share units was estimated on the date of grant using a model applying multiple input variables that determine the probability of satisfying market conditions. The model uses the following input variables:

	2011	2010
Expected volatility	**24.3 %**	24.8 %
Risk-free interest rate	**1.8 %**	1.9 %
Dividend yield	**4.9 %**	5.8 %

Expected volatility is based on the four year historical volatility levels on the Company's common stock and the current implied volatility. The four-year risk-free interest rate was derived from the Federal Reserve, based on the market share units' contractual term. Expected dividend yield is based on historical dividend payments.

Note 21 LEASES

Minimum rental commitments for non-cancelable operating leases (primarily real estate and motor vehicles) in effect at December 31, 2011, were as follows:

Years Ending December 31,	Dollars in Millions
2012	$ 136
2013	122
2014	113
2015	96
2016	93
Later years	162
Total minimum rental commitments	$ 722

Operating lease expense was $136 million in 2011, $145 million in 2010 and $149 million in 2009, of which $17 million in 2009 was included in discontinued operations. Sublease income was not material for the years ended December 31, 2011, 2010 and 2009.

Note 22 LEGAL PROCEEDINGS AND CONTINGENCIES

The Company and certain of its subsidiaries are involved in various lawsuits, claims, government investigations and other legal proceedings that arise in the ordinary course of business. The Company recognizes accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. These matters involve patent infringement, antitrust, securities, pricing, sales and marketing practices, environmental, commercial, health and safety matters, consumer fraud, employment matters, product liability and insurance coverage. Litigation expense, net included a $41 million insurance reimbursement from prior litigation offset by additional reserves for certain average wholesale prices (AWP) litigation in 2010, and a $125 million securities litigation settlement in 2009. Legal proceedings that are material or that the Company believes could become material are described below.

Although the Company believes it has substantial defenses in these matters, there can be no assurance that there will not be an increase in the scope of pending matters or that any future lawsuits, claims, government investigations or other legal proceedings will not be material. Unless otherwise noted, the Company is unable to assess the outcome of the respective litigation nor is it able to provide an estimated range of potential loss. Furthermore, failure to enforce our patent rights would likely result in substantial decreases in the respective product sales from generic competition.

INTELLECTUAL PROPERTY

Plavix Litigation – U.S.

Patent Infringement Litigation against Apotex and Related Matters

As previously disclosed, the Company's U.S. territory partnership under its alliance with Sanofi is a plaintiff in a pending patent infringement lawsuit instituted in the United States District Court for the Southern District of New York (District Court) entitled Sanofi-Synthelabo, Sanofi-Synthelabo, Inc. and Bristol-Myers Squibb Sanofi Pharmaceuticals Holding Partnership v. Apotex. The suit is based on U.S. Patent No. 4,847,265 (the '265 Patent), a composition of matter patent, which discloses and claims, among other things, the hydrogen sulfate salt of clopidogrel, a medicine made available in the U.S. by the Companies as Plavix. Also, as previously reported, the District Court upheld the validity and enforceability of the '265 Patent, maintaining the main patent protection for Plavix in the U.S. through the life of the patent term which now expires on May 17, 2012. The District Court also ruled that Apotex's generic clopidogrel bisulfate product infringed the '265 Patent and permanently enjoined Apotex from engaging in any activity that infringes the '265 Patent, including marketing its generic product in the U.S. until after the patent expires.

Apotex appealed the District Court's decision and on December 12, 2008, the United States Court of Appeals for the Federal Circuit (Circuit Court) affirmed the District Court's ruling sustaining the validity of the '265 Patent. Apotex filed a petition with the Circuit Court for a rehearing *en banc*, and in March 2009, the Circuit Court denied Apotex's petition. The case was remanded to the District Court for further proceedings relating to damages. In July 2009, Apotex filed a petition for writ of certiorari with the U.S. Supreme Court requesting the Supreme Court to review the Circuit Court's decision. In November 2009, the U.S. Supreme Court denied the petition, declining to review the Circuit Court's decision. In December 2009, the Companies filed a motion in the District Court for summary judgment on damages, and in January 2010, Apotex filed a motion seeking a stay of the ongoing damages proceedings pending the outcome of the reexamination of the Plavix patent by the U.S. Patent and Trademark Office (PTO) described below. In April 2010, the District Court denied Apotex's motion to stay the proceedings. In October 2010, the District Court granted the Companies' summary judgment motion and awarded $442 million in damages plus costs and interest. Apotex appealed the amount of the damages award; however, the validity of the patent claiming clopidogrel bisulfate has been finally judicially determined in favor of the Companies maintaining patent protection and market exclusivity for Plavix in the U.S. until May 17, 2012 (including additional six-month pediatric exclusivity period). In October 2011, the Circuit Court upheld the $442 million damages award and reversed the District Court's award of prejudgment interest. In February 2012, the Companies received payment of the $442 million damages award plus costs and post-judgment interest of which BMS received $172 million.

As previously disclosed, the Company's U.S. territory partnership under its alliance with Sanofi is also a plaintiff in five additional patent infringement lawsuits against Dr. Reddy's Laboratories, Inc. and Dr. Reddy's Laboratories, LTD (Dr. Reddy's), Teva Pharmaceuticals USA, Inc. (Teva), Cobalt Pharmaceuticals Inc. (Cobalt), Watson Pharmaceuticals, Inc. and Watson Laboratories, Inc. (Watson) and Sun Pharmaceuticals (Sun). The lawsuits against Dr. Reddy's, Teva and Cobalt relate to the '265 Patent. In May 2009, Dr. Reddy's signed a consent judgment in favor of Sanofi and BMS conceding the validity and infringement of the '265 Patent. As previously reported, the patent infringement actions against Teva and Cobalt were stayed pending resolution of the Apotex litigation, and the parties to those actions agreed to be bound by the outcome of the litigation against Apotex. Consequently, on July 12, 2007, the District Court entered judgments against Cobalt and Teva and permanently enjoined Cobalt and Teva from engaging in any activity that infringes the '265 Patent until after the patent expires. Cobalt and Teva each filed an appeal. In July 2009, the Circuit Court issued a mandate in the Teva appeal binding Teva to the decision in the Apotex litigation. In August 2009, Cobalt consented to entry of judgment in its appeal agreeing to be bound by Circuit Court's decision in the Apotex litigation. The lawsuit against Watson, filed in October 2004, was based on U.S. Patent No. 6,429,210 (the '210 Patent), which discloses and claims a particular crystalline or polymorph form of the hydrogen sulfate salt of clopidogrel, which is marketed as Plavix. In December 2005, the Court permitted Watson to pursue its declaratory judgment counterclaim with respect to U.S. Patent No. 6,504,030. In January 2006, the Court approved the parties' stipulation to stay this case pending the outcome of the trial in the Apotex matter. On May 1, 2009, BMS and Watson entered into a stipulation to dismiss the case. In April 2007, Pharmastar filed a request for *inter partes* reexamination of the '210 Patent at the PTO. The PTO granted this request in July of 2007 and in July 2009, the PTO vacated the reexamination proceeding. The lawsuit against Sun, filed on July 11, 2008, was based on infringement of the '265 Patent and the '210 Patent. With respect to the '265 Patent, Sun agreed to be bound by the outcome of the Apotex litigation. With respect to the '210 Patent, the parties have settled and in December 2011, the case was dismissed.

Additionally, on November 13, 2008, Apotex filed a lawsuit in New Jersey Superior Court entitled, *Apotex Inc., et al. v. sanofi-aventis, et al.*, seeking payment of $60 million, plus interest, related to the break-up of the March 2006 proposed settlement agreement. In April 2011, the New Jersey Superior Court granted the Companies' cross-motion for summary judgment motion and denied Apotex's motion for summary judgment. Apotex has appealed these decisions. It is not possible at this time to determine the outcome of any appeal from the New Jersey Superior Court's decisions.

In January 2011, Apotex filed a lawsuit in Florida State Court, Broward County, alleging breach of contract relating to the parties' May 2006 proposed settlement agreement. Discovery is ongoing.

Plavix Litigation – International

Plavix – Australia

As previously disclosed, Sanofi was notified that, in August 2007, GenRx Proprietary Limited (GenRx) obtained regulatory approval of an application for clopidogrel bisulfate 75mg tablets in Australia. GenRx, formerly a subsidiary of Apotex, has since changed its name to Apotex. In August 2007, Apotex filed an application in the Federal Court of Australia seeking revocation of Sanofi's Australian Patent No. 597784 (Case No. NSD 1639 of 2007). Sanofi filed counterclaims of infringement and sought an injunction. On September 21, 2007, the Australian court granted Sanofi's injunction. A subsidiary of the Company was subsequently added as a party to the proceedings. In February 2008, a second company, Spirit Pharmaceuticals Pty. Ltd., also filed a revocation suit against the same patent. This case was consolidated with the Apotex case and a trial occurred in April 2008. On August 12, 2008, the Federal Court of Australia held that claims of Patent No. 597784 covering clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate salts were valid. The Federal Court also held that the process claims, pharmaceutical composition claims, and claim directed to clopidogrel and its pharmaceutically acceptable salts were invalid. The Company and Sanofi filed notices of appeal in the Full Court of the Federal Court of Australia (Full Court) appealing the holding of invalidity of the claim covering clopidogrel and its pharmaceutically acceptable salts, process claims, and pharmaceutical composition claims which have stayed the Federal Court's ruling. Apotex filed a notice of appeal appealing the holding of validity of the clopidogrel bisulfate, hydrochloride, hydrobromide, and taurocholate claims. A hearing on the appeals occurred in February 2009. On September 29, 2009, the Full Federal Court of Australia held all of the claims of Patent No. 597784 invalid. In November 2009, the Company and Sanofi applied to the High Court of Australia (High Court) for special leave to appeal the judgment of the Full Court. In March 2010, the High Court denied the Company and Sanofi's request to hear the appeal of the Full Court decision. The case has been remanded to the Federal Court for further proceedings related to damages. It is expected the amount of damages will not be material to the Company.

Plavix – EU

As previously disclosed, in 2007, YES Pharmaceutical Development Services GmbH (YES Pharmaceutical) filed an application for marketing authorization in Germany for an alternate salt form of clopidogrel. This application relied on data from studies that were originally conducted by Sanofi and BMS for Plavix and were still the subject of data protection in the EU. Sanofi and BMS have filed an action against YES Pharmaceutical and its partners in the administrative court in Cologne objecting to the marketing authorization. This matter is currently pending, although these specific marketing authorizations now have been withdrawn from the market.

Plavix – Canada (Apotex, Inc.)

On April 22, 2009, Apotex filed an impeachment action against Sanofi in the Federal Court of Canada alleging that Sanofi's Canadian Patent No. 1,336,777 (the '777 Patent) is invalid. The '777 Patent covers clopidogrel bisulfate and was the patent at issue in the prohibition action in Canada previously disclosed in which the Canadian Federal Court of Ottawa rejected Apotex's challenge to the '777 Patent, held that the asserted claims are novel, not obvious and infringed, and granted Sanofi's application for an order of prohibition against the Minister of Health and Apotex, precluding approval of Apotex's Abbreviated New Drug Submission until the patent expires in August 2012, which decision was affirmed on appeal by both the Federal Court of Appeal and the Supreme Court of Canada. On June 8, 2009, Sanofi filed its defense to the impeachment action and filed a suit against Apotex for infringement of the '777 Patent. The trial was completed in June 2011 and in December 2011, the Federal Court issued a decision that the '777 Patent is invalid. Sanofi is appealing this decision though generic companies have entered the market.

OTHER INTELLECTUAL PROPERTY LITIGATION

Abilify

As previously disclosed, Otsuka has filed patent infringement actions against Teva, Barr Pharmaceuticals, Inc. (Barr), Sandoz Inc. (Sandoz), Synthon Laboratories, Inc (Synthon), Sun Pharmaceuticals (Sun), Zydus Pharmaceuticals USA, Inc. (Zydus), and Apotex relating to U.S. Patent No. 5,006,528, ('528 Patent) which covers aripiprazole and expires in April 2015 (including the additional six-month pediatric exclusivity period). Aripiprazole is comarketed by the Company and Otsuka in the U.S. as Abilify. A non-jury trial in the U.S. District Court for the District of New Jersey (NJ District Court) against Teva/Barr and Apotex was completed in August 2010. In November 2010, the NJ District Court upheld the validity and enforceability of the '528 Patent, maintaining the main patent protection for Abilify in the U.S. until April 2015. The NJ District Court also ruled that the defendants' generic aripiprazole product infringed the '528 Patent and permanently enjoined them from engaging in any activity that infringes the '528 Patent, including marketing their generic product in the U.S. until after the patent (including the six-month pediatric extension) expires. Sandoz, Synthon, Sun and Zydus are also bound by the NJ District Court's decision. In December 2010, Teva/Barr and Apotex appealed this decision to the U.S. Court of Appeals for the Federal Circuit. Oral argument was held in February 2012.

It is not possible at this time to determine the outcome of any appeal of the NJ District Court's decision. If Otsuka were not to prevail in an appeal, generic competition would likely result in substantial decreases in the sales of Abilify in the U.S., which would have a material adverse effect on the results of operations and cash flows and could be material to financial condition.

Atripla

In April 2009, Teva filed an aNDA to manufacture and market a generic version of Atripla. Atripla is a single tablet three-drug regimen combining the Company's *Sustiva* and Gilead's Truvada. As of this time, the Company's U.S. patent rights covering *Sustiva*'s composition of matter and method of use have not been challenged. Teva sent Gilead a Paragraph IV certification letter challenging two of the fifteen Orange Book listed patents for Atripla. Atripla is the product of a joint venture between the Company and Gilead. In May 2009, Gilead filed a patent infringement action against Teva in the U.S. District Court for the Southern District of New York (SDNY). In January 2010, the Company received a notice that Teva has amended its aNDA and is challenging eight additional Orange Book listed patents for Atripla. In March 2010, the Company and Merck, Sharp & Dohme Corp. filed a patent infringement action against Teva also in the SDNY relating to two U.S. Patents which claim crystalline or polymorph forms of efavirenz. In March 2010, Gilead filed two patent infringement actions against Teva in the SDNY relating to six Orange Book listed patents for Atripla. Discovery in these matters is ongoing. It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

Baraclude

In August 2010, Teva filed an aNDA to manufacture and market generic versions of *Baraclude*. The Company received a Paragraph IV certification letter from Teva challenging the one Orange Book listed patent for *Baraclude*, U.S. Patent No. 5,206,244. In September 2010, the Company filed a patent infringement lawsuit in the Delaware District Court against Teva for infringement of the listed patent covering *Baraclude*, which triggered an automatic 30-month stay of approval of Teva's aNDA. Discovery in this matter is ongoing. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company. A trial is currently scheduled for October 2012.

Sprycel

In September 2010, Apotex filed an aNDA to manufacture and market generic versions of *Sprycel*. The Company received a Paragraph IV certification letter from Apotex challenging the four Orange Book listed patents for *Sprycel*, including the composition of matter patent. In November 2010, the Company filed a patent infringement lawsuit in the U.S. District Court for the District of New Jersey against Apotex for infringement of the four Orange Book listed patents covering *Sprycel*, which triggered an automatic 30-month stay of approval of Apotex's aNDA. In October 2011, the Company received a Paragraph IV notice letter from Apotex informing the Company that it is seeking approval of generic versions of the 80 mg and 140 mg dosage strengths of *Sprycel* and challenging the same four Orange Book listed patents. In November 2011, BMS filed a patent infringement suit against Apotex on the 80 mg and 140 mg dosage strengths in the New Jersey District Court. This case has been consolidated with the suit filed in November 2010. Discovery in this matter is ongoing. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company.

Sustiva – EU

In January 2012, Teva obtained a European marketing authorization for Efavirenz Teva 600 mg tablets. In February 2012, the Company and Merck Sharp & Dohme ("Merck") filed lawsuits and requests for injunctions against Teva in the Netherlands, Germany and the U.K. for infringement of Merck's European Patent No. 0582455 and Supplementary Protection Certificates expiring in November 2013. It is not possible at this time to reasonably assess the outcome of these lawsuits or their impact on the Company.

GENERAL COMMERCIAL LITIGATION

Clayworth Litigation

As previously disclosed, the Company, together with a number of other pharmaceutical manufacturers, was named as a defendant in an action filed in California State Superior Court in Oakland, *James Clayworth et al. v. Bristol-Myers Squibb Company, et al.*, alleging that the defendants conspired to fix the prices of pharmaceuticals by agreeing to charge more for their drugs in the U.S. than they charge outside the U.S., particularly Canada, and asserting claims under California's Cartwright Act and unfair competition law. The plaintiffs sought trebled monetary damages, injunctive relief and other relief. In December 2006, the Court granted the Company and the other manufacturers' motion for summary judgment based on the pass-on defense, and judgment was then entered in favor of defendants. In July 2008, judgment in favor of defendants was affirmed by the California Court of Appeals. In July 2010, the California Supreme Court reversed the Court of Appeal's judgment and the matter was remanded to the Superior Court for further proceedings. In March 2011, the defendants' motion for summary judgment was granted and judgment was entered in favor of the defendants. Plaintiffs have appealed this decision.

PRICING, SALES AND PROMOTIONAL PRACTICES LITIGATION AND INVESTIGATIONS

Abilify Federal Subpoena

In January 2012, the Company received a subpoena from the United States Attorney's Office for the Southern District of New York requesting information related to, among other things, the sales and marketing of Abilify. It is not possible at this time to assess the outcome of this matter or its potential impact on the Company.

Abilify State Attorneys General Investigation

In March 2009, the Company received a letter from the Delaware Attorney General's Office advising of a multi-state coalition investigating whether certain Abilify marketing practices violated those respective states' consumer protection statutes. It is not possible at this time to reasonably assess the outcome of this investigation or its potential impact on the Company.

AWP Litigation

As previously disclosed, the Company, together with a number of other pharmaceutical manufacturers, has been a defendant in a number of private class actions as well as suits brought by the attorneys general of various states. In these actions, plaintiffs allege that defendants caused the Average Wholesale Prices (AWPs) of their products to be inflated, thereby injuring government programs, entities and persons who reimbursed prescription drugs based on AWPs. The Company is a defendant in four state attorneys general suits pending in state courts around the country. Beginning in August 2010, the Company was the defendant in a trial in the Commonwealth Court of Pennsylvania (Commonwealth Court), brought by the Commonwealth of Pennsylvania. In September 2010, the jury issued a verdict for the Company, finding that the Company was not liable for fraudulent or negligent misrepresentation; however, the Commonwealth Court Judge issued a decision on a Pennsylvania consumer protection claim that did not go to the jury, finding the Company liable for $28 million and enjoining the Company from contributing to the provision of inflated AWPs. The Company has moved to vacate the decision and the Commonwealth has moved for a judgment notwithstanding the verdict, which the Court denied. The Company and the Commonwealth have appealed the decision to the Pennsylvania Supreme Court.

Qui Tam Litigation

In March 2011, the Company was served with an unsealed qui tam complaint filed by three former sales representatives in California Superior Court, County of Los Angeles. The California Department of Insurance has elected to intervene in the lawsuit. The complaint alleges the Company paid kickbacks to California providers and pharmacies in violation of California Insurance Frauds Prevention Act, Cal. Ins. Code § 1871.7. It is not possible at this time to reasonably assess the outcome of this lawsuit or its impact on the Company.

PRODUCT LIABILITY LITIGATION

The Company is a party to various product liability lawsuits. As previously disclosed, in addition to lawsuits, the Company also faces unfiled claims involving its products.

Plavix

As previously disclosed, the Company and certain affiliates of Sanofi are defendants in a number of individual lawsuits in various federal and state courts claiming personal injury damage allegedly sustained after using Plavix. Currently, over 250 claims are filed primarily in state and Federal courts in New Jersey, Illinois, New York and Pennsylvania. The Company has also executed a tolling agreement with respect to unfiled claims by potential additional plaintiffs. It is not possible at this time to reasonably assess the outcome of these lawsuits or the potential impact on the Company.

Reglan

The Company is one of a number of defendants in numerous lawsuits, on behalf of approximately 2,500 plaintiffs, claiming personal injury allegedly sustained after using Reglan or another brand of the generic drug metoclopramide, a product indicated for gastroesophageal reflux and certain other gastrointestinal disorders. The Company, through its generic subsidiary, Apothecon, Inc., distributed metoclopramide tablets manufactured by another party between 1996 and 2000. It is not possible at this time to reasonably assess the outcome of these lawsuits or the potential impact on the Company.

Hormone Replacement Therapy

The Company is one of a number of defendants in a mass-tort litigation in which plaintiffs allege, among other things, that various hormone therapy products, including hormone therapy products formerly manufactured by the Company (Estrace, Estradiol, Delestrogen and Ovcon) cause breast cancer, stroke, blood clots, cardiac and other injuries in women, that the defendants were aware of these risks and failed to warn consumers. The Company has agreed to resolve the claims of approximately 400 plaintiffs. As of December 31, 2011, the Company remains a defendant in approximately 39 actively pending lawsuits in federal and state courts throughout the U.S. All of the Company's hormone therapy products were sold to other companies between January 2000 and August 2001.

ENVIRONMENTAL PROCEEDINGS

As previously reported, the Company is a party to several environmental proceedings and other matters, and is responsible under various state, federal and foreign laws, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), for certain costs of investigating and/or remediating contamination resulting from past industrial activity at the Company's current or former sites or at waste disposal or reprocessing facilities operated by third-parties.

CERCLA Matters

With respect to CERCLA matters for which the Company is responsible under various state, federal and foreign laws, the Company typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state or foreign agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and the Company accrues liabilities when they are probable and reasonably estimable. The Company estimated its share of future costs for these sites to be $69 million at December 31, 2011, which represents the sum of best estimates or, where no best estimate can reasonably be made, estimates of the minimal probable amount among a range of such costs (without taking into account any potential recoveries from other parties).

New Brunswick Facility – Environmental & Personal Injury Lawsuits

Since May 2008, over 250 lawsuits have been filed against the Company in New Jersey Superior Court by or on behalf of current and former residents of New Brunswick, NJ who live or have lived adjacent to the Company's New Brunswick facility. The complaints either allege various personal injuries damages resulting from alleged soil and groundwater contamination on their property stemming from historical operations at the New Brunswick facility, or are claims for medical monitoring. A portion of these complaints also assert claims for alleged property damage. In October 2008, the New Jersey Supreme Court granted Mass Tort status to these cases and transferred them to the New Jersey Superior Court in Atlantic County for centralized case management purposes. The Company intends to defend itself vigorously in this litigation. Discovery is ongoing. In October 2011, 50 additional cases were filed in New Jersey Superior Court and removed by the Company to federal court in Trenton, NJ. Plaintiffs have moved to remand the cases to state court, which the Company has opposed. It is not possible at this time to reasonably assess the outcome of these lawsuits or the potential impact on the Company.

North Brunswick Township Board of Education

As previously disclosed, in October 2003, the Company was contacted by counsel representing the North Brunswick, NJ Board of Education (BOE) regarding a site where waste materials from E.R. Squibb and Sons may have been disposed from the 1940's through the 1960's. Fill material containing industrial waste and heavy metals in excess of residential standards was discovered during an expansion project at the North Brunswick Township High School, as well as at a number of neighboring residential properties and adjacent public park areas. In January 2004, the New Jersey Department of Environmental Protection (NJDEP) sent the Company and others an information request letter about possible waste disposal at the site, to which the Company responded in March 2004. The BOE and the Township, as the current owners of the school property and the park, are conducting and jointly financing soil remediation work and ground water investigation work under a work plan approved by NJDEP, and have asked the Company to contribute to the cost. The Company is actively monitoring the clean-up project, including its costs. To date, neither the school board nor the Township has asserted any claim against the Company. Instead, the Company and the local entities have negotiated an agreement to attempt to resolve the matter by informal means, and avoid litigation. A central component of the agreement is the provision by the Company of interim funding to help defray cleanup costs and assure the work is not interrupted. The Company transmitted interim funding payments in December 2007 and November 2009. The parties commenced mediation in late 2008; however, those efforts were not successful and the parties moved to a binding allocation process. The parties are expected to conduct fact and expert discovery, followed by formal evidentiary hearings and written argument. Hearings likely will be scheduled for mid-to-late 2012. In addition, in September 2009, the Township and BOE filed suits against several other parties alleged to have contributed waste materials to the site. The Company does not currently believe that it is responsible for any additional amounts beyond the two interim payments totaling $4 million already transmitted. Any additional possible loss is not expected to be material.

OTHER PROCEEDINGS

Italy Investigation

In July 2011, the Public Prosecutor in Florence, Italy ("Italian Prosecutor") initiated a criminal investigation against the Company's subsidiary in Italy ("BMS Italy"). The allegations against the Company relate to alleged activities of a former employee who left the Company in the 1990s. The Italian Prosecutor has requested as an interim measure that a judicial administrator be appointed to temporarily run the operations of BMS Italy. This request is pending before the Florence Court. It is not possible at this time to assess the outcome of this investigation or its potential impact on the Company.

SEC Germany Investigation

As previously disclosed, in October 2004, the SEC notified the Company that it was conducting an informal inquiry into the activities of certain of the Company's German pharmaceutical subsidiaries and its employees and/or agents. In October 2006, the SEC informed the Company that its inquiry had become formal. The SEC's inquiry encompasses matters formerly under investigation by the German prosecutor in Munich, Germany, which have since been resolved. The Company understands the inquiry concerns potential violations of the Foreign Corrupt Practices Act. The Company is cooperating with the SEC.

Note 23 SUBSEQUENT EVENT

On February 13, 2012, BMS completed its acquisition of 100% of the outstanding shares of Inhibitex, Inc. (Inhibitex), a clinical-stage biopharmaceutical company focused on developing products to prevent and treat serious infectious diseases, for an aggregate purchase price of approximately $2.5 billion. Acquisition related costs are expected to approximate $20 million and will be included in other expense. BMS obtained Inhibitex's lead asset, INX-189, an oral nucleotide polymerase (NS5B) inhibitor in Phase II development for the treatment of chronic hepatitis C infections as well as a few other programs in various stages of development. Although the preliminary purchase price allocation is currently in process; most of the purchase price is expected to be allocated to goodwill and INX-189.

Note 24 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Dollars in Millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2011					
Net Sales	$ 5,011	$ 5,434	$ 5,345	$ 5,454	$ 21,244
Gross Margin	3,668	3,953	3,938	4,087	15,646
Net Earnings	1,367	1,307	1,355	1,231	5,260
Less Net Earnings Attributable to Noncontrolling Interest	381	405	386	379	1,551
Net Earnings Attributable to BMS	986	902	969	852	3,709
EPS - Basic[1]	$ 0.58	$ 0.53	$ 0.57	$ 0.50	$ 2.18
EPS - Diluted[1]	$ 0.57	$ 0.52	$ 0.56	$ 0.50	$ 2.16
Dividends declared per common share	$ 0.33	$ 0.33	$ 0.33	$ 0.34	$ 1.33
Cash and cash equivalents	$ 3,405	$ 3,665	$ 4,471	$ 5,776	$ 5,776
Marketable securities[2]	6,453	6,739	6,541	5,866	5,866

Dollars in Millions, except per share data	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2010					
Net Sales	$ 4,807	$ 4,768	$ 4,798	$ 5,111	$ 19,484
Gross Margin	3,501	3,491	3,518	3,697	14,207
Net Earnings	1,101	1,268	1,302	842	4,513
Less Net Earnings Attributable to Noncontrolling Interest	358	341	353	359	1,411
Net Earnings Attributable to BMS	743	927	949	483	3,102
EPS - Basic[1]	$ 0.43	$ 0.54	$ 0.55	$ 0.28	$ 1.80
EPS - Diluted[1]	$ 0.43	$ 0.53	$ 0.55	$ 0.28	$ 1.79
Dividends declared per common share	$ 0.32	$ 0.32	$ 0.32	$ 0.33	$ 1.29
Cash and cash equivalents	$ 5,135	$ 5,918	$ 7,581	$ 5,033	$ 5,033
Marketable securities[2]	4,638	4,331	3,340	4,949	4,949

(1) Earnings per share for the quarters may not add to the amounts for the year, as each period is computed on a discrete basis.
(2) Marketable securities includes current and non-current assets.

The following specified items affected the comparability of results in 2011 and 2010:

2011

Dollars in Millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Provision for restructuring	$ 44	$ 40	$ 8	$ 24	$ 116
Accelerated depreciation, asset impairment and other shutdown costs	23	18	19	15	75
Pension curtailment and settlement charges	-	-	-	13	13
Process standardization implementation costs	4	10	5	10	29
Gain on sale of product lines, businesses and assets	-	-	(12)	-	(12)
Litigation charges/(recoveries)	(102)	-	-	80	(22)
Upfront, milestone and other licensing payments, net	88	50	69	(20)	187
IPRD impairment	15	-	13	-	28
Product liability charges	26	-	10	(5)	31
Total	98	118	112	117	445
Income taxes on items above	(28)	(34)	(37)	(37)	(136)
Specified tax benefit*	(56)	(15)	-	(26)	(97)
Decrease to Net Earnings	$ 14	$ 69	$ 75	$ 54	$ 212

* Relates to releases of tax reserves that were specified in prior periods.

2010

Dollars in Millions	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Provision for restructuring	$ 11	$ 24	$ 15	$ 63	$ 113
Impairment and loss on sale of manufacturing operations	200	15	10	11	236
Accelerated depreciation, asset impairment and other shutdown costs	31	27	27	28	113
Pension curtailment and settlement charges	-	5	3	10	18
Process standardization implementation costs	13	6	8	8	35
Litigation charges/(recoveries)	-	-	22	(41)	(19)
Upfront, milestone and other licensing payments	55	17	-	60	132
IPRD impairment	-	-	-	10	10
Acquisition related items	-	-	-	10	10
Product liability charges	-	-	13	4	17
Total	310	94	98	163	665
Income taxes on items above	(86)	(18)	(30)	(46)	(180)
Out-of-period tax adjustment	-	(59)	-	-	(59)
Specified tax charge*	-	-	-	207	207
Decrease to Net Earnings	$ 224	$ 17	$ 68	$ 324	$ 633

* Relates to a tax charge from additional U.S. taxable income from earnings of foreign subsidiaries previously considered to be permanently reinvested offshore.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with the internal auditors, Deloitte & Touche LLP (D&T), the Company's independent registered accounting firm, and management to review accounting, internal control structure and financial reporting matters. The internal auditors and D&T have full and free access to the Audit Committee. As set forth in the Company's Standard of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2011 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this Annual Report and has issued its report on management's assessment of the effectiveness of the Company's internal control over financial reporting, which appears on page 79 in this Annual Report.

Lamberto Andreotti
Chief Executive Officer

Charles Bancroft
Chief Financial Officer

February 17, 2012

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2011, management carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, management has concluded that as of December 31, 2011, such disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2011 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this annual report and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER INFORMATION

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Bristol-Myers Squibb Company

We have audited the accompanying consolidated balance sheets of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bristol-Myers Squibb Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte + Touche LLP

Parsippany, New Jersey
February 17, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Bristol-Myers Squibb Company

We have audited the internal control over financial reporting of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2011 and our report dated February 17, 2012 expressed an unqualified opinion on those financial statements.

Deloitte + Touche LLP

Parsippany, New Jersey
February 17, 2012

PERFORMANCE GRAPH

The following performance graph compares the performance of Bristol-Myers Squibb for the periods indicated with the performance of the Standard & Poor's 500 Stock Index (S&P 500) and the average performance of a group consisting of our peer corporations on a line-of-business basis. The corporations making up our Peer Group are Abbott Laboratories, Amgen Inc., AstraZeneca PLC, Biogen Idec Inc., Eli Lilly and Company, Gilead Sciences, Inc., GlaxoSmithKline, Johnson & Johnson, Merck & Co., Inc., Novartis AG, Pfizer, Inc., Roche Holding Ltd., and Sanofi.

Total return indices reflect reinvested dividends and are weighted using beginning-period market capitalization for each of the reported time periods.


Comparison of Cumulative Five Year Total Return
$200
$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
Bristol-Myers Squibb
S&P 500 Index
Peer Group

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	**12/31/11**
Bristol-Myers Squibb	$ 100	$ 105	$ 98	$ 113	$ 123	**$ 172**
S&P 500 Index	$ 100	$ 105	$ 66	$ 84	$ 97	**$ 99**
Peer Group	$ 100	$ 101	$ 87	$ 98	$ 96	**$ 112**

Assumes $100 invested on 12/31/06 in Bristol-Myers Squibb common stock, S&P 500 Index, and Peer Group. Values are as of December 31 of specified year assuming dividends are reinvested.

Five-Year Financial Summary

Amounts in Millions, except per share data	2011	2010	2009	2008	2007
Income Statement Data:[a]					
Net Sales	**$ 21,244**	$ 19,484	$ 18,808	$ 17,715	$ 15,617
Continuing Operations:					
Net Earnings	**5,260**	4,513	4,420	3,686	2,052
Net Earnings Attributable to Noncontrolling Interest	**1,551**	1,411	1,181	989	756
Net Earnings Attributable to BMS	**3,709**	3,102	3,239	2,697	1,296
Net Earnings per Common Share Attributable to BMS:					
Basic	**$ 2.18**	$ 1.80	$ 1.63	$ 1.36	$ 0.65
Diluted	**$ 2.16**	$ 1.79	$ 1.63	$ 1.35	$ 0.65
Average common shares outstanding:					
Basic	**1,700**	1,713	1,974	1,977	1,970
Diluted	**1,717**	1,727	1,978	1,999	1,977
Dividends paid on BMS common and preferred stock	**$ 2,254**	$ 2,202	$ 2,466	$ 2,461	$ 2,213
Dividends declared per common share	**$ 1.33**	$ 1.29	$ 1.25	$ 1.24	$ 1.15
Financial Position Data at December 31:					
Cash and cash equivalents	**$ 5,776**	$ 5,033	$ 7,683	$ 7,976	$ 1,801
Marketable securities[b]	**5,866**	4,949	2,200	477	843
Total Assets	**32,970**	31,076	31,008	29,486	25,867
Long-term debt	**5,376**	5,328	6,130	6,585	4,381
Equity	**15,867**	15,638	14,785	12,208	10,535

(a) For a discussion of items that affected the comparability of results for the years 2011, 2010 and 2009, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures."

(b) Marketable securities include current and non-current assets.

BRISTOL-MYERS SQUIBB LEADERSHIP

BOARD OF DIRECTORS

James M. Cornelius
Chairman, Bristol-Myers Squibb

Lamberto Andreotti
Chief Executive Officer,
Bristol-Myers Squibb (d)

Lewis B. Campbell
Retired Chairman,
Textron Inc. (a,b,c)

Louis J. Freeh
Chairman and Treasurer,
Freeh Group International, LLC (a,b)

Laurie H. Glimcher, M.D.
Stephen and Suzanne Weiss Dean,
Weill Cornell Medical College, and Cornell University
Provost for Medical Affairs (a,b,d)

Michael Grobstein
Retired Vice Chairman,
Ernst & Young LLP (a,c)

Alan J. Lacy
Senior Advisor,
Oak Hill Capital Partners, L.P. (a,b)

Vicki L. Sato, Ph.D.
Professor of Management Practice,
Harvard Business School, and Professor of the
Practice of Molecular and Cell Biology,
Harvard University (c,d)

Elliott Sigal, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Research and Development,
Bristol-Myers Squibb (d)

Gerald L. Storch
Chairman and Chief Executive Officer,
Toys"R"Us, Inc. (a,c)

Togo D. West, Jr.
Chairman, TLI Leadership
Group and Noblis, Inc. (b,c)

R. Sanders Williams, M.D.
President and Robert W. and
Linda L. Mahley Distinguished Professor,
The J. David Gladstone Institutes,
and Professor of Medicine,
University of California, San Francisco (b,d)

(a) Audit Committee
(b) Committee on Directors and Corporate Governance
(c) Compensation and Management Development Committee
(d) Science and Technology Committee

SENIOR MANAGEMENT TEAM

Lamberto Andreotti
Chief Executive Officer

Charles A. Bancroft
Executive Vice President
and Chief Financial Officer

Giovanni Caforio, M.D.
President, U.S. Pharmaceuticals

Béatrice J. Cazala
Executive Vice President,
Commercial Operations

John E. Celentano
Senior Vice President,
Human Resources, Public Affairs
and Philanthropy

Francis Cuss, MB BChir, FRCP
Senior Vice President, Research,
Research and Development

Brian Daniels, M.D.
Senior Vice President,
Global Development and Medical Affairs,
Research and Development

Sandra Leung
General Counsel
and Corporate Secretary

Louis S. Schmukler
President, Global Manufacturing and Supply

Elliott Sigal, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Research and Development

Paul von Autenried
Senior Vice President
and Chief Information Officer

BRISTOL-MYERS SQUIBB STOCKHOLDER INFORMATION

COMMON STOCK

Ticker symbol: BMY
New York Stock Exchange

ANNUAL MEETING OF STOCKHOLDERS

Tuesday, May 1, 2012
10:00 a.m.
Bristol-Myers Squibb Company
777 Scudders Mill Road, Plainsboro, NJ 08536

STOCKHOLDER SERVICES

All inquiries concerning stockholder accounts and stock transfer matters – including address changes, the elimination of duplicate mailings and the Shareowner Services Plus Plan[SM] – should be directed to the Company's Transfer Agent and Registrar:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

www.shareowneronline.com

855-598-5485 (within the U.S.)
651-450-4064 (outside the U.S.)

A telecommunications relay service should be used by the hearing impaired when calling the telephone numbers above.

SHAREOWNER SERVICES PLUS PLAN[SM]

The Shareowner Services Plus Plan is designed for long-term investors who wish to build share ownership in the Company's common stock over time. You can participate in the plan if you are a registered holder of the Company's common stock. If you do not own the Company's common stock, you can become a participant by making your initial purchase through the plan. The plan features dividend reinvestment, optional cash purchase, share safekeeping, and share sales and transfers. Bristol-Myers Squibb Company has appointed Wells Fargo Shareowner Services as Administrator for the plan. The plan is not sponsored or administered by Bristol-Myers Squibb Company.

FORM 10-K

For a free copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, contact:

Secretary
Bristol-Myers Squibb Company
345 Park Avenue, New York, NY 10154-0037

The Form 10-K is also available at investor.bms.com.

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

ADDITIONAL INFORMATION

Information on the following subjects is available at www.bms.com:

- Bristol-Myers Squibb Foundation
- Clinical Trials
- Diversity and EEO-1 Statistics
- Patient Assistance Programs
- Political Contributions
- Sustainability/Environmental Programs

This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Please see page 28 in the Financial Review for a discussion and description of these risks and uncertainties. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PRODUCT NAMES AND COMPANY PROGRAMS

Product names and company programs appearing throughout in italics are trademarks of Bristol-Myers Squibb Company and/or one of its subsidiaries. Global products are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Co., Ltd.

Atripla is a trademark of Bristol-Myers Squibb and Gilead Sciences, LLC.

Avapro, Avalide, Aprovel, and Karvea are trademarks of Sanofi.

Delestrogen is a trademark of JHP Pharmaceuticals.

Erbitux, Alimta and Gemzar are trademarks of Eli Lilly and Company.

Estrace and Ovcon are trademarks of Warner Chilcott Company, LLC.

Gleevec is a trademark of Novartis AG.

Glucophage is a trademark of Merck Sante.

Plavix is a trademark of Sanofi.

Truvada, Emtriva and Viread are trademarks of Gilead Sciences, Inc.

committed

To augment its own rich pipeline of potential agents for hepatitis C virus (HCV), an area of significant unmet medical need, in early 2012 Bristol-Myers Squibb acquired Inhibitex, an infectious disease therapeutics company with an anti-infectives pipeline that includes a promising HCV treatment. In addition, Bristol-Myers Squibb has several oral antiviral agents in clinical trials, including daclatasvir, an investigational NS5A replication complex inhibitor currently in Phase III trials. The drug was first synthesized at the company's Wallingford, Connecticut, research facility in the chemistry laboratory of principal scientist **Makonen Belema, Ph.D.,** pictured here. "NS5A is a unique protein," he says. "And while it doesn't have any classically defined enzymatic functions, we do know that it is critical for the replication of hepatitis C virus. The development of this field over the past 10 years has been an example of dedicated scientists overcoming many challenges in order to follow the science." A second-generation NS5A inhibitor is currently in development. Belema joined Bristol-Myers Squibb more than 15 years ago after obtaining his Ph.D. in synthetic organic chemistry from Yale University. He says, "I found that this was a place where I could make a difference and build a career." He has led the NS5A program for the past three years.

The patient stories shared in this Annual Report depict individual patient responses to our medicines or investigational compounds and are not representative of all patient responses. In addition, there is no guarantee that potential drugs or indications still in development will receive regulatory approval.


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C007074

Produced by the Bristol-Myers Squibb Public Affairs Department.

Celebrating 125 *years* 1887-2012

Back in 1887, two friends, William McLaren Bristol and John Ripley Myers, invested $5,000 in what was then a struggling drug manufacturing firm in Clinton, New York. With Bristol as president and Myers as vice president, the company was officially incorporated on December 13, 1887. The rest, as they say, is history. Today, Bristol-Myers Squibb is a global BioPharma leader, focusing on its mission to discover, develop and deliver innovative medicines that help patients prevail over serious diseases.


Bristol-Myers Squibb

Bristol-Myers Squibb • 345 Park Avenue • New York, NY 10154-0037
212-546-4000 • www.bms.com

